MAY 5 2003



03057508

P.E. 5-1-03

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, ~~19~~2003.

THE WHARF (HOLDINGS) LIMITED
(Translation of Registrant's Name Into English)

16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

PROCESSED
MAY 05 2003
THOMSON FINANCIAL

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Wharf (Holdings) Limited
(Registrant)

Date May 2, 2003

By 
(Signature)[1]

Name: Wilson Chan
Title: Company Secretary

[1]Print the name and title of the signing officer under his signature.

IMPORTANT

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.



THE WHARF (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

Directors:
Mr. Peter K. C. Woo, GBS, JP *(Chairman)*
Mr. Gonzaga W. J. Li *(Senior Deputy Chairman)*
Mr. Stephen T. H. Ng *(Deputy Chairman & Managing Director)*
Mr. David J. Lawrence *(Executive Director)*
Mr. Robert H. Burns*
Professor Edward K. Y. Chen, CBE, JP*
Mr. Paul M. F. Cheng, JP*
Dr. Raymond K. F. Ch'ien, GBS, CBE, JP*
Mr. Erik Bøgh Christensen
Mr. Vincent Fang*
Mr. Hans M. Jebsen, BBS*
Mr. Christopher P. Langley, OBE*
Mr. Quinn Y. K. Law
Ms. Doreen Y. F. Lee
Mr. T. Y. Ng
Mr. James E. Thompson*

(* Independent Non-executive Directors)

Registered Office:
16th Floor, Ocean Centre,
Harbour City, Canton Road,
Kowloon,
Hong Kong

29th April, 2003

To the Shareholders

Dear Sir or Madam,

ANNUAL GENERAL MEETING
GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES
AMENDMENTS TO ARTICLES OF ASSOCIATION

1. At an extraordinary general meeting of The Wharf (Holdings) Limited (the "Company") held on 7th June, 2002, ordinary resolutions were passed giving general mandates to directors of the Company (the "Directors") (i) to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") of up to 10 per cent. of the issued share capital of the Company as at 7th June, 2002; and (ii) to allot, issue and otherwise deal with shares up to a limit equal to (a) 20 per cent. of the shares of the Company in issue as at 7th June, 2002, plus (b) (authorised by a separate ordinary

resolution as required by the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules")) the nominal amount of any shares repurchased by the Company.

2. Under the terms of the Companies Ordinance and the Listing Rules, these general mandates will lapse at the conclusion of the Annual General Meeting ("AGM") for 2003, unless renewed at that meeting. Resolutions will be proposed at the AGM to renew these mandates, and the Explanatory Statement required by the Listing Rules to be sent to shareholders in connection with the proposed repurchase mandate is set out in the Appendix to this document.

3. Following the recent enactment of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and the repealing of the Securities and Futures (Clearing Houses) Ordinance (Chapter 420 of the Laws of Hong Kong), the Directors also recommend making corresponding amendments to the Articles of Association of the Company ("Articles of Association").

4. Notice of the AGM is set out on pages 5 to 8 of this document. A form of proxy for use at the AGM is enclosed. Whether or not you intend to be present at the AGM, you are requested to complete the form of proxy and return it to the registered office of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for the holding of the AGM. Completion of the form of proxy and its return to the Company will not preclude you from attending, and voting at, the AGM if you so wish.

5. The Directors believe that the general mandates and the proposed amendments to the Articles of Association are in the interests of the Company and its shareholders. Accordingly, the Directors recommend you to vote in favour of all the relevant resolutions to be proposed at the AGM.

Yours faithfully,
Peter K. C. Woo
Chairman

APPENDIX

EXPLANATORY STATEMENT

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of shares and also constitutes the Memorandum required under section 49BA of the Companies Ordinance. References in this Statement to "Share(s)" mean ordinary share(s) of HK$1.00 each in the capital of the Company:

(i) It is proposed that the general repurchase mandate will authorise the repurchase by the Company of up to 10 per cent. of the Shares in issue at the date of passing the resolution to approve the general repurchase mandate. As at 22nd April, 2003, being the latest practicable date for determining such figure, the number of Shares in issue was 2,447,476,629 Shares (which were fully paid up). On the basis of such figure (and assuming no further Shares will be issued or repurchased after 22nd April, 2003 and up to the date of passing such resolution), exercise in full of the general repurchase mandate would result in the repurchase by the Company of up to 244,747,662 Shares.

(ii) The Directors believe that the general authority from shareholders to enable repurchase of Shares is in the interests of the Company and its shareholders. Repurchases may, depending on the circumstances, result in an increase in net assets and/or earnings per Share. The Directors are seeking the grant of a general mandate to repurchase Shares to give the Company the flexibility to do so if and when appropriate. The number(s) of Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then pertaining.

(iii) The funds required for any repurchase would be derived from the distributable profits of the Company legally available for such purpose in accordance with the Company's constitutive documents and the laws of Hong Kong.

(iv) There could be an adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent audited accounts for the year ended 31st December, 2002 being forwarded to all shareholders together with this circular letter) in the event that the general repurchase mandate were exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the general repurchase mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital of the Company or the gearing level which in the opinion of the Directors is from time to time appropriate for the Company.

(v) There are no Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates (as defined in the Listing Rules) of the Directors of the Company who have a present intention, in the event that the general repurchase mandate is granted by shareholders, to sell Shares to the Company.

(vi) The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the general repurchase mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) The Directors are of the opinion that there are not any consequences which would arise under the Hong Kong Code on Takeovers and Mergers (the "Takeover Code") as a consequence of any purchases pursuant to the general repurchase mandate. However, if as a result of a repurchase of Shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase would be treated as an acquisition for the purposes of the Takeover Code. Accordingly, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

(viii) No purchase has been made by the Company of Shares in the six months prior to the latest practicable date before the printing of this document.

(ix) No connected persons (as defined in the Listing Rules) of the Company have notified the Company of a present intention to sell Shares to the Company and no such persons have undertaken not to sell Shares to the Company in the event that the general repurchase mandate is granted by shareholders.

(x) The highest and lowest prices at which Shares were traded on the Stock Exchange in each of the previous twelve months are as follows:

	Highest (HK$)	Lowest (HK$)
April 2002	20.90	17.10
May 2002	22.70	18.30
June 2002	19.60	17.85
July 2002	18.80	15.50
August 2002	17.30	14.50
September 2002	16.20	14.30
October 2002	16.40	14.35
November 2002	16.60	15.35
December 2002	17.40	14.65
January 2003	16.55	14.65
February 2003	17.15	15.35
March 2003	17.15	15.45

THE WHARF (HOLDINGS) LIMITED

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of The Wharf (Holdings) Limited will be held in the Centenary Room, Ground Floor, The Marco Polo Hongkong Hotel, 3 Canton Road, Kowloon, Hong Kong, on Friday, 30th May, 2003 at 9:15 a.m. for the purpose of transacting the following business:

As ordinary business:

(1) To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2002.

(2) To declare a Final Dividend for the year ended 31st December, 2002.

(3) To re-elect retiring Directors.

(4) To appoint Auditors and authorise the Directors to fix their remuneration.

And as special business, to consider and, if thought fit, to pass with or without modification the following resolutions of which resolutions number (5) to (7) will be proposed as ordinary resolutions and resolution number (8) will be proposed as a special resolution:

ORDINARY RESOLUTIONS

(5) "THAT:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(aa) the conclusion of the next Annual General Meeting of the Company;

(bb) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(cc) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

(6) "THAT:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) any executive or employee share option or incentive scheme, or (ii) a Rights Issue, or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; plus

(bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution),

and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(aa) the conclusion of the next Annual General Meeting of the Company;

(bb) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(cc) the revocation or variation of the approval given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares, or an offer of warrants, options or other securities giving rights to subscribe for shares, open for a period fixed by the Company or by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

(7) "THAT the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot, issue and deal with any additional shares of the Company pursuant to ordinary resolution (6) set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to ordinary resolution (5) set out in the notice convening this meeting, provided that such extended amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution."

SPECIAL RESOLUTION

(8) "THAT the Articles of Association of the Company be hereby amended as follows:-

(a) by adding the following definitions immediately after the definition of "the Ordinance" in Article 2:

"'the SFO" shall mean the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), and any amendments thereto or re-enactment thereof for the time being in force and shall include every other statute incorporated therewith or substituted therefor; and in case of any such substitution the references in these Articles to the provisions of the SFO shall be read as references to the provisions substituted therefor in the new statute;' and

(b) by replacing the words 'Securities and Futures (Clearing Houses) Ordinance (Chapter 420 of the laws of Hong Kong)' by the words 'SFO' in Article 91A."

By Order of the Board
Wilson W. S. Chan
Secretary

Hong Kong, 29th April, 2003

Registered Office:
16th Floor, Ocean Centre,
Harbour City, Canton Road,
Kowloon,
Hong Kong

Notes:

(a) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company. In order to be valid, the form of proxy together with the power of attorney or other authority, if any, under which it is signed (or a notarially certified copy of that power of attorney or authority) must be deposited at the Company's registered office at 16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting.

(b) With reference to the Ordinary Resolution proposed under item (6) above, the Directors wish to state that they have no immediate plans to issue any new shares of the Company pursuant to the mandate to be given thereunder, other than under the executive share incentive scheme from time to time adopted by the Company.

(c) The Register of Members will be closed from Friday, 23rd May, 2003 to Friday, 30th May, 2003, both days inclusive, during which period no transfer of shares of the Company can be effected. In order to qualify for the abovementioned Final Dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrars, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 p.m. on Thursday, 22nd May, 2003.

附註：

（甲）凡有資格出席本通告所召開的會議及於會上投票的股東，均可委派一名或以上的代表出席會議，及倘有書面表決時代其投票。代表人毋須為本公司股東。代表委任表格連同(倘表格由他人代簽而言)經簽署的授權書或其它授權文件或經由公證律師簽署以資證明的該等授權書或授權文件副本，最遲須於會議或續會舉行時間四十八小時前，送達香港九龍廣東道海港城海洋中心十六樓本公司註冊辦事處，方為有效。

（乙）關於上述第六項的普通決議案，董事會茲聲明除根據本公司在任何時間的已獲採納的行政人員認股獎勵計劃而須予發行的股份外，彼等暫無計劃按照該決議案所賦予的權力發行任何本公司新股份。

（丙）本公司將於二〇〇三年五月二十三日(星期五)至二〇〇三年五月三十日(星期五)(首尾兩天包括在內)，暫停辦理本公司的股份登記過戶手續。凡欲獲派上述末期股息而尚未登記過戶者，須於二〇〇三年五月二十二日(星期四)下午四時三十分前，將過戶文件連同有關股票，一併送達本公司的股份登記處，即位於香港灣仔告士打道五十六號東亞銀行港灣中心地下的登捷時有限公司，以辦理有關過戶手續。

「供股權的發行」指依照指定的記錄日期，向於當日股東登記冊上所載的股東或任何級別股份的持有人，按彼等當時持有該等股份或任何級別股份的比例訂定配額，以分配可於經本公司或本公司董事會訂定的期限內行使的認購股份或認股權證、認購權或其它證券的權利的有關發行（本段文中所述的按持股比例訂定配額，或涉及受香港以外任何地區的(i)法律，與(ii)任何認可的管理機構或任何交易所，此兩者中任何其一所規定的限制或責任所影響的配額時，本公司董事會可按其認為必要或屬權宜的形式，例外地將該等配額予以撤銷或另作安排，而涉及的有關發行）。」

（七）「**茲議決**批准將本公司董事會按照本大會通告內第六項普通決議案，行使本公司權力以配發、發行及處理本公司任何額外股份所據的一般性授權令擴大，在其內加入本公司獲本大會通告內第五項普通決議案授權而予以購回的本公司股本面值總額，惟此擴大額不得超過本決議案獲通過當日本公司的已發行股本面值總額10%。」

特 別 決 議 案

（八）「**茲議決**本公司章程細則作出以下修訂：

（甲） 在緊接第2條細則內『該條例』的定義後，加入如下定義：

「『證券及期貨條例』乃指證券及期貨條例（香港法律第571章），及於當時有效的任何修訂或重新立法，並包括所有其它加入或作為替代的法規；倘出現任何代替法規，於本章程細則中所引用的證券及期貨條例的條文概被詮釋為於新法規中作為替代的條文；」及

（乙） 第91A條細則內出現的「證券及期貨（結算所）條例（香港法律第420章）」全部文字，以「證券及期貨條例」代替之。」

承董事會命
秘書
陳永生
謹啟

香港　二〇〇三年四月二十九日

註冊辦事處：
香港九龍廣東道
海港城海洋中心十六樓

(3) 於股東大會上通過普通決議案，對本決議案所授予的權力作出撤銷或修訂。」

(六)「**茲議決**：

(甲) 在須受(丙)段的限制下，一般性及無條件批准本公司董事會於有關期間內行使本公司有關配發、發行及處理本公司股本中的額外股份的全部權力，以及訂立或發出會涉及行使該等權力的建議、協議及認購權；

(乙) (甲)段的批准包括授權本公司董事會於有關期間內訂立或發出會涉及於有關期間屆滿後方行使該等權力的建議、協議及認購權；

(丙) 本公司董事會依據上述(甲)段的批准而配發或有條件或無條件同意配發(不論依據認購權或其它形式而配發)的股本面值總額(惟無論按照(i)任何行政人員或僱員的股份認購權或獎勵計劃，或(ii)供股權的發行，或(iii)依據本公司章程細則用以代替本公司全部或部份股息所進行的任何以股代息的股份配發或其它類似安排，此三類形式中任何一類所配發的股份的面值額則皆不計在內)，不得超過：

(1) 本決議案獲通過當日的本公司已發行股本面值總額20%；另加

(2) (倘董事會獲本公司股東根據一項獨立的普通決議案授權)本公司於本決議案獲通過後所購回的本公司股本面值額(以本決議案獲通過當日的本公司已發行股本面值總額10%為上限)，

而上述批准因而須受此限制；及

(丁) 就本決議案而言：

「有關期間」指由本決議案獲通過之時起至下列三項情況最早者為止的期間：

(1) 本公司下屆股東週年大會結束時；

(2) 法例規定本公司須舉行下屆股東週年大會的期限屆滿時；及

(3) 於股東大會上通過普通決議案，對本決議案所給予的批准作出撤銷或修訂；及

九　龍　倉　集　團　有　限　公　司

股　東　週　年　大　會　通　告

茲通告： 九龍倉集團有限公司謹訂於二〇〇三年五月三十日(星期五)上午九時十五分假座香港九龍廣東道三號馬哥孛羅香港酒店地下百年廳召開股東週年大會，以商議下列事項：

作為普通事項：

(一)　省覽及接納截至二〇〇二年十二月三十一日止年度的賬項及董事會與核數師報告書。

(二)　宣佈派發截至二〇〇二年十二月三十一日止年度的末期股息。

(三)　重選退任董事。

(四)　委任核數師及授權董事會釐訂其酬金。

並作為特別事項，考慮及酌情通過(不論會否作出修訂)下列各項決議案(第五至七項決議案將以普通決議案形式提呈動議，第八項決議案將以特別決議案形式提呈動議)：

普　通　決　議　案

(五)「**茲議決**：

(甲)　在須受下文(乙)段的限制下，一般性及無條件批准本公司董事會於有關期間內行使本公司有關購買本公司股本內的股份的一切權力；

(乙)　根據上文(甲)段的批准，可於香港聯合交易所有限公司或獲香港證券及期貨事務監察委員會與香港聯合交易所有限公司根據股份購回守則所認可的其它證券交易所購買的股份，其面值總額不得超過在本決議案獲通過當日的本公司已發行股本面值總額10%，而上述批准因而須受此限制；及

(丙)　就本決議案而言，「有關期間」指由本決議案獲通過之時起至下列三項情況最早者為止的期間：

(1)　本公司下屆股東週年大會結束時；

(2)　法例規定本公司須舉行下屆股東週年大會的期限屆滿時；及

（六） 董事會已向聯交所承諾於按照一般性回購授權令行使本公司購回股份的權力時，將遵照上市規則及香港法律進行。

（七） 根據各董事的意見，行使一般性回購授權令購買股份將不會引致任何與香港公司收購及合併守則(「收購守則」)有關的後果，但若回購股份導致任何一位股東就本公司投票權所佔的比例權益有所增加時，則就收購守則而言，是項權益增加將被視作等同增購股份論。因此，一名或一批一致行動的股東或會因而取得或鞏固對本公司的控制權，並變為須遵照收購守則第26條作出強制要約。

（八） 於本文件最後實際可行的付印日期之前六個月內，本公司並無購買本身股份。

（九） 目前並無任何本公司的關連人士(按上市規則所界定)曾向本公司作出通知，倘股東授予該項一般性回購授權令後，有意將公司股份售予本公司，亦無任何上述人士曾承諾不會將公司股份售予本公司。

（十） 以下為本公司股份於過去十二個月內每月在聯交所錄得的最高與最低成交價：

	最高(港元)	**最低(港元)**
二〇〇二年四月	20.90	17.10
二〇〇二年五月	22.70	18.30
二〇〇二年六月	19.60	17.85
二〇〇二年七月	18.80	15.50
二〇〇二年八月	17.30	14.50
二〇〇二年九月	16.20	14.30
二〇〇二年十月	16.40	14.35
二〇〇二年十一月	16.60	15.35
二〇〇二年十二月	17.40	14.65
二〇〇三年一月	16.55	14.65
二〇〇三年二月	17.15	15.35
二〇〇三年三月	17.15	15.45

說 明 文 件

茲將上市規則規定須送呈各股東有關建議中購回股份的一般性授權令的說明文件載列於下，此文件亦為公司條例第49BA條所規定發出的備忘錄。在本文件內，「公司股份」一詞乃指本公司股本中每股面值港幣1.00元的普通股：

(一) 現建議一般性回購授權令所授權本公司購回的股份數目，不得超過一般性回購授權令決議案通過當日已發行股份的10%。於二〇〇三年四月二十二日，即決定上述數字的最後實際可行日期，已發行公司股份數目為2,447,476,629股(已全數繳足)。根據該項數字(並假設由二〇〇三年四月二十二日至該決議案獲通過當日止，本公司不會發行新股或購回任何股份)，全面行使一般性回購授權令將使本公司可購回最多不超逾244,747,662股股份。

(二) 董事會相信股東授予一般性權力以回購股份乃合符本公司及其股東的利益。回購股份可能(視乎情況而定)導致每股公司股份的淨資產及／或盈利增加。董事會正尋求獲得購回股份的一般性授權令，以使本公司可在適當時候靈活作出股份購回行動。在任何情況下所購回的公司股份數目、作價及其它條款將由董事會在有關時間就當時的情況作出決定。

(三) 任何股份回購所需的資金，將遵照本公司的法規文件及香港法律，從可供該用途合法使用的本公司可分配盈利中撥出。

(四) 倘若於建議的股份回購期間內的任何時間將一般性回購授權令作出全面行使，或會對本公司的營運資金或負債情況造成負面影響(相對連同本通函一併送呈各股東的本公司截至二〇〇二年十二月三十一日止年度的最近期經審核賬項所披露的狀況而言)。惟就行使該一般性回購授權令而言，董事會並不擬過度行使，致使在有關情況下，對本公司的營運資金或負債水平造成董事會認為於當時對本公司屬不恰當的重大負面影響。

(五) 現時並無任何董事或(根據各董事作出一切合理查詢後盡可能知悉)其任何聯繫人等(定義見上市規則)有意於該一般性回購授權令獲股東賦授後將本公司股份售予本公司。

公司股份，惟不得超逾(1)本公司於二〇〇二年六月七日的已發行股份的 20%，另加(2)(已根據聯交所的證券上市規則(「上市規則」)通過另一項普通決議案而獲批准)本公司任何已購回股份的面值額。

二、 根據公司條例及上市規則條款，除非此等一般性授權令在二〇〇三年度的股東週年大會(「週年大會」)上再獲股東賦授，否則此等授權令將於該大會結束時失效。本公司將在週年大會上提呈再賦授此等授權令的決議案，而上市規則規定須送呈各股東有關回購授權令建議的說明文件則載於本文件的附錄中。

三、 繼最近證券及期貨條例(香港法律第 571 章)立法完成及證券及期貨(結算所)條例(香港法律第 420 章)被廢除後，董事會亦建議對本公司組織章程細則(「章程細則」)作出相應修訂。

四、 週年大會通告載於本文件第五至第八頁，並隨件附上適用於該週年大會的代表委任表格乙份。無論　閣下擬出席週年大會與否，均請按照代表委任表格上印列的指示將表格填妥，並於大會指定舉行時間四十八小時前送達本公司的註冊辦事處。　閣下將代表委任表格填妥及交回本公司後，若有此意願，則仍可親自出席週年大會及於會上投票。

五、 董事會相信該等一般性授權令及建議中的章程細則修訂均符合本公司及其股東的利益，故建議　閣下投票贊成所有將在週年大會上提呈的有關決議案。

此致

列位股東　台照

主席
吳光正
謹啟

二〇〇三年四月二十九日

重 要 文 件

（此中文譯本只供參考，內容以英文本為準）

香港聯合交易所有限公司對本文件的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。



九 龍 倉 集 團 有 限 公 司

（於香港註冊成立的有限公司）

董事會：
吳光正先生 *（主席）*
李唯仁先生 *（高級副主席）*
吳天海先生 *（副主席兼常務董事）*
羅大衛先生 *（執行董事）*
羅拔賓士先生*
陳坤耀教授*
鄭明訓先生*
錢果豐博士*
祈天順先生
方剛先生*
捷成漢先生*
林紀利先生*
羅義坤先生
李玉芳女士
吳梓源先生
James E. Thompson 先生*

（*獨立非執行董事）

註冊辦事處：
香港九龍廣東道
海港城海洋中心十六樓

敬啟者：

股 東 週 年 大 會
有 關 購 回 股 份 及 發 行 股 份 的 一 般 性 授 權 令
修 訂 章 程 細 則

一、 於二〇〇二年六月七日舉行的九龍倉集團有限公司(「本公司」)股東特別大會上，各股東通過數項普通決議案，批准賦予本公司董事(「董事會」)數項一般性授權令以(甲)在香港聯合交易所有限公司(「聯交所」)購回最高可達本公司於二〇〇二年六月七日的已發行股本的10%；及(乙)配發、發行及以其它方式處理本



WHARF

Established 1886

The Wharf (Holdings) Limited

Annual Report 2002

Contents



Founded in 1886, The Wharf (Holdings) Limited was driven by strong recurrent earnings and value creation opportunities originating from its flagship properties Harbour City *and* Times Square. *These two core properties represent well over half of the Group's total assets. The Group's property assets portfolio is complemented by major investments in CME (communications, media and entertainment) under the brand names of* i-CABLE *and* Wharf T&T *and in logistics under the* Modern Terminals *brand. The development of these core brands will steer the Group's future investments in Hong Kong and China.*

4 Corporate Information
6 Chairman's Statement
10 Financial Highlights
11 Business Review



Property
China
CME

46 Management Discussion and Analysis
53 Disclosure of Further Corporate Information
64 Report of the Directors
69 Report of the Auditors
70 Consolidated Profit and Loss Account
71 Consolidated Balance Sheet
72 Company Balance Sheet
73 Consolidated Statement of Changes in Equity
74 Consolidated Cash Flow Statement
76 Notes to the Accounts
112 Principal Subsidiaries and Associates
114 Schedule of Principal Properties
118 Ten-Year Financial Summary





Wharf's Five Core Brands




時代
廣場

Harbour City

Harbour City, the Group's flagship property at the tip of the Tsimshatsui peninsula in Kowloon, usually generates some 60 per cent of the Group's gross rental income from its 8.29 million square feet of prime commercial space comprising offices, service apartments, hotels, retail shops and 2,000 carparks. With its 700 shops and restaurants, Harbour City is home of Hong Kong's largest shopping, dining and entertainment centre.

Times Square

A landmark property in Causeway Bay, Hong Kong's busiest shopping district, Times Square comprises one million square feet of Grade A office space, a highly popular retail podium of similar size and over 700 carpark spaces. It has been named one of Hong Kong's top ten tourist attractions by the Hong Kong Tourism Board.








NEWS
CENTRE




Modern Terminals


有線寬頻 i-CABLE


Wharf T&T

Modern Terminals

Modern Terminals is a leading operator of value-added container terminal services in the South China region. Established in 1969, the company has operated Hong Kong's first purpose-built container terminal since September 1972. Wharf owns 55.3 per cent of Modern Terminals Limited.

i-CABLE

i-CABLE is Hong Kong's leading integrated communications company that owns and operates one of the territory's two near universal telecommunications networks. It provides Pay TV and broadband Internet access service; and creates its own multimedia contents.

Wharf T&T

Wharf T&T, licensed in 1995, is the fastest growing fixed telecommunications network operator in Hong Kong. The company was the first to break the industry monopoly and liberalize Hong Kong's fixed-network telecommunications market, bringing vastly improved service, lower prices and more choices to local business and residential customers.

Corporate Information

Board of Directors
Mr Peter K C Woo, GBS, JP, *Chairman*
Mr Gonzaga W J Li, *Senior Deputy Chairman*
Mr Stephen T H Ng, *Deputy Chairman & Managing Director*
Mr David J Lawrence, *Executive Director*
Mr Erik B Christensen
Mr Quinn Y K Law
Ms Doreen Y F Lee
Mr T Y Ng

Independent Non-executive Directors
Mr Robert H Burns
Professor Edward K Y Chen, CBE, JP
Mr Paul M F Cheng, JP
Dr Raymond K F Ch'ien, GBS, CBE, JP
Mr Vincent K Fang
Mr Hans M Jebsen, BBS
Mr Christopher P Langley, OBE
Mr James E Thompson

Secretary
Mr Wilson W S Chan, FCIS

Auditors
KPMG

Principal Banker
The Hongkong and Shanghai Banking Corporation Limited

Registrars
Tengis Limited
Ground Floor, Bank of East Asia Harbour View Centre,
56 Gloucester Road, Wanchai, Hong Kong

Registered Office
16th Floor, Ocean Centre, Harbour City, Canton Road,
Kowloon, Hong Kong
Telephone : (852) 2118 8118
Fax : (852) 2118 8018
Website: www.wharfholdings.com

CME
(Communications, Media and Entertainment)



Wharf Communications Limited

Stephen Ng
Chairman & Chief Executive Officer




Wharf T&T



The Wharf (Holdings) Limited
Peter Woo
Chairman



PROPERTY



CHINA



Wharf Estates Development Limited



Wharf Estates Limited



Wharf China Limited

Gonzaga Li
Chairman & Chief Executive Officer



David Lawrence
Executive Director



HARBOUR CITY
時代
廣場



Doreen Lee
Executive Director



ModernTerminals



Erik Christensen
Managing Director



Wharf Estates China Limited





Michael Kalyk
President

Peter K C Woo, Chairman



Chairman's Statement

GENERAL OVERVIEW

2002 was a difficult year.

Group profit amounted to HK$2,303 million, representing a decline of 9 per cent when compared to the HK$2,519 million achieved the year before. Earnings per share were HK$0.94.

Value of property dropped and this was reflected in the accounts when certain Group investment and other properties were marked down at the end of the financial year 2002, resulting in HK$813 million and HK$6,077 million, totalling HK$6,890 million, being charged against the profit and loss account and the reserves account respectively. Together with an investment provision of HK$134 million, the total write-down was HK$7,024 million or HK$2.87 per share. Net asset value declined from HK$22.33 per share to HK$19.91 per share. The debt to equity ratio rose from 36 per cent to 42 per cent.

Rents are under pressure. Interest rates may have bottomed out. The Group's corporate finance priority is to ensure that the balance sheet is on a solid footing as we prepare for future opportunities.

A prudent dividend policy is consistent with market reality and sound balance sheet management. Your Directors recommend a reduction in the total dividend payout to 56 cents per share, comprising the interim dividend of 28 cents per share paid in November 2002 and a final dividend of 28 cents per share to be approved at the forthcoming Annual General Meeting ("AGM"). This represents a payout ratio of 60 per cent of the Group's profit, compared with our high ratio of over 75 per cent of recurrent earnings since 1997.

BUSINESS PERFORMANCE

Our core businesses performed steadily in a deflationary environment, with improved operating margins. Excluding property impairment and investment provisions, Group net profit was HK$3,250 million, an increase of 14 per cent over the previous year. Profit before interest was up by 6 per cent. Interest expenses fell by HK$351 million or 32 per cent to HK$755 million.

The progress in the operating performance of our core businesses in 2002 can be attributed to the dedication and quality of the different business unit management teams and their staff. In the absence of inflation, management will clearly be the differentiating factor for the Group's success. On behalf of our shareholders and my fellow board members, I would like to express my most sincere and heartfelt thanks to Team Wharf, led by the main board Directors in charge of the different business portfolios.

- **Harbour City** achieved 7 per cent growth in operating profit mainly because of the continuous progress at Gateway II and the resilient performance of the **Harbour City** retail properties.

- **Times Square** maintained its profitability at the previous year's level in spite of extremely keen competition and the emergence of new supply on Hong Kong Island.

- **Modern Terminals** set another record for total boxes handled. Profit almost equalled the 2001 level, a weak economy and pressure on tariff rates notwithstanding. Cost per TEU handled, a reflection of productivity gains, declined by a further 13 per cent in 2002 from 2001. Cost per TEU handled has fallen by 41 per cent in the last five years.

- Although competition intensified last year, the CME portfolio showed steady progress. **i-CABLE** registered a 14 per cent increase in operating profit before corporate expenses. **Wharf T&T** also reported a record gain in market share. Net profit increased by 540 per cent on the back of 41 per cent growth in the number of total installed fixed lines.

Throughout the various economic peaks and troughs of the last two decades, the Group's core businesses have consistently underpinned its performance. This is particularly true of Wharf Estates Limited's **Harbour City** and **Times Square**, which constitute well over half of Group total assets. They both possess "REIT" like characteristics, offering steady and exceptionally strong cash flow. Both **Harbour City** and **Times Square** are 999-year leaseholds, a rarity in Hong Kong.

Apart from the core businesses mentioned above, Wharf Estates Development Limited faced huge challenges from the decline of the property market. Sales for Sorrento and Bellagio were satisfactory and in line with budget. Their combined total sales and proceeds reached 2,553 units and HK$9.2 billion as at the end of year 2002. Wharf Estates China Limited also recorded steady progress, both in terms of rental contributions from Beijing Capital Times Square and Shanghai Times Square and of the highly successful pre-sale of Chongqing Times Square's residential units (more than 99 per cent of the first three apartment towers sold within days). The fourth tower was launched recently to an even better response and higher prices.

BOARD

There have been movements among board members since I became Chairman. On a special note, I would like to first thank Mr K H Leung and Mr Ian H Melrose, who retired from the Group's main board last year, for their long and devoted service to the Group and the main board. Following his appointment as the Secretary for Education and Manpower for the HKSAR Government, Professor Arthur Li had resigned from the board as a Non-executive Director. Mr Robert Burns also decided not to stand for re-election at the coming AGM. We thank these distinguished gentlemen for all their invaluable contributions on the board.

It is a pleasure to welcome Professor Edward Chen, Mr Paul Cheng, Dr Raymond Ch'ien and Mr Erik Christensen to the main board. We look forward to the diversity of views that these gentlemen will add.

Furthermore, as recently announced, Ms Doreen Lee has been appointed a member of the board while Mr Paul Tsui resigned as an Executive Director and a Director of Wharf. Ms Lee oversees the leasing and operations of our two core properties, **Harbour City** and **Times Square**.

GOING FORWARD

Geopolitical risk is a popular topic of late. We must closely monitor the latest developments in order to assess business risk and the relevance of our existing strategies.

Hong Kong's immediate hinterland, the Pearl River Delta, is growing steadily; with the highest GDP per capita, its GDP growth rate is also the highest in the Mainland. China's WTO entry also means opportunities for Hong Kong. However, Hong Kong continues to experience economic rationalisation and adjustment.

Approximately 60 to 65 per cent of our net cash inflow from operating activities is generated by investment property. If the gloomy outlook for the office property market is materialized, it will adversely affect our future operating cash flow, since office accounted for close to 45 per cent of the Group's investment property portfolio as at the end of 2002.

The continuing deflationary environment means that the real cost of borrowing is high despite today's all-time low nominal interest rates. The Group will seek to optimise its assets and dispose of non-core assets whenever possible. Prudent management is the call.

Peter K C Woo
Chairman
Hong Kong, April 8, 2003

From left:
Doreen Lee,
Erik Christensen,
Gonzaga Li,
Peter Woo,
Stephen Ng,
David Lawrence,
Michael Kalyk



Financial Highlights

Results	2002 *HK$ Million*	2001 *HK$ Million*
Turnover	**11,333**	11,725
Operating profit before depreciation, amortisation, interest and tax	**6,549**	6,138
Profit attributable to shareholders	**2,303**	2,519
Earnings per share	**HK$0.94**	HK$1.03
Dividend per share	**HK$0.56**	HK$0.78

Financial Position

Total assets	**81,014**	88,464
Net debts	**20,454**	19,771
Shareholders' equity	**48,713**	54,645
Net assets per share	**HK$19.91**	HK$22.33
Net debts to total assets (excluding cash)	**26.0%**	23.4%
Net debts to shareholders' equity	**42.0%**	36.2%

GROUP PROFIT TO SHAREHOLDERS
(HK$ Million)


4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,871#
3,511#*
2,494#
2,519
2,303
98
99
00
01
02

Restated
* 1999 included deemed profit on partial disposal of i-CABLE

SHAREHOLDERS' FUNDS
(HK$ Million)


60,000
50,000
40,000
30,000
20,000
10,000
0
51,919#
54,412#
57,950#
54,645
48,713
98
99
00
01
02

Restated

DIVIDEND PER SHARE
(HK$)


0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
0.78
0.78
0.78
0.78
0.56
98
99
00
01
02

NET ASSETS VALUE PER SHARE
(HK$)


30
25
20
15
10
5
0
22.62#
22.24#
23.69#
22.33
19.91
98
99
00
01
02

Restated

Business Review

PROPERTY



From left:
Ricky Wong,
David Lawrence,
T Y Ng,
Doreen Lee

WHARF ESTATES LIMITED

Harbour City

Times Square

WHARF ESTATES DEVELOPMENT LIMITED

CHINA



From left:
Michael Kalyk,
Gonzaga Li,
Harry Wong,
Erik Christensen,
K C Leung

WHARF CHINA LIMITED

Wharf Estates China

Marco Polo Hotels

Modern Terminals

CME



Stephen Ng

WHARF COMMUNICATIONS LIMITED

i-CABLE

Wharf T&T



Harbour City

8.3 million square feet of prime office, retail, service apartment and hotel space in the heart of Tsimshatsui waterfront.



Harbour City

BALANCE SHEET (EXTRACT)
as at December 31, 2002

	HK$M
Properties	33,548
Net current liabilities	(1,443)
Other non-current assets	179
Net business assets (before debts)	32,284

HARBOUR CITY
海港城



Harbour City – home of Hong Kong's largest and most popular shopping mall.

For the year 2002, Harbour City generated HK$2,878 million in total revenue, an increase of 1.4 per cent compared to 2001. The gain in revenue came mainly from Gateway offices' higher contribution. Retail revenue was marginally lower than that of the previous year. Other operations, including Harbour City ex-Gateway office towers, service apartments and hotels, all showed marginal to single-digit declines in revenue because of the current weak state of the economy. As a result of better cost controls and reallocation of resources, operating profit grew by 7.4 per cent to HK$2,001 million.

OFFICES

4.45 million square feet

The overall average occupancy rate for Harbour City offices remained above 83 per cent. This seemingly reduced figure reflected the inclusion of the newly launched Tower 6 in the overall calculation. With a 70 per cent-plus retention rate for office tenancies that expired in 2002 and new letting commitments totalling about 400,000 square feet, there was actually a net takeup of 200,000 square feet during the year under review. The Gateway offices stood out as the best performer among all the major components of Harbour City. Total office revenue rose by 8 per cent to HK$1,019 million from HK$943 million in 2001.

GROSS REVENUE

	2002 HK$M	2001 HK$M
Office – Gateway I & II	637	523
Office – Other Towers	382	420
Retail	1,017	1,024
Service Apartment	226	227
Hotel	616	643
	2,878	2,837

OPERATING PROFIT

	2002 HK$M	2001 HK$M
Office – Gateway I & II	523	418
Office – Other Towers	307	309
Retail	798	806
Service Apartment	150	158
Hotel	223	172
	2,001	1,863

The increasing supply of new space, combined with company downsizing, put the Hong Kong office market under tremendous pressure. The average asking rent for office space at **Harbour City** declined by roughly 13 per cent during 2002. Office consolidation and lease restructuring were the dominant features of the market and vacancy levels generally increased across all districts.

SERVICE APARTMENTS

670,000 square feet

Gateway Apartments contributed HK$226 million to **Harbour City**'s total revenue, more or less the same as in 2001. The year 2002 was extremely difficult for service apartment operations. While previously most demand had come from overseas businessmen and professionals, the downward trend of housing-related allowances hit this segment hard. Moreover, competition grew as more service apartment projects commenced operation, more landlords converted residential buildings into service apartments, and hotels offered more flexible long-stay packages, an indirect substitute for service apartments.

Thanks to its superb location and excellent service, Gateway Apartments continued to do well. The average occupancy rate throughout the year remained at about

All Gateway Apartments units command spectacular views of the Victoria Harbour.



Harbour City


GROSS REVENUE
HK$M
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,878
98
99
00
01
02

80 per cent. Over 65 per cent of outstanding tenancies are for 12 months or more, 15 per cent for six to 12 months, and about 20 per cent for less than six months. The majority of Gateway Apartments tenants are multinational corporations.

HOTELS

1.27 million square feet; 1,499 rooms in Hong Kong

The three hotels at **Harbour City** together generated HK$616 million in revenue, which was 4.2 per cent lower than the year before. Although statistics from the Hong Kong Tourism Board suggested a staggering 30 per cent increase in the number of visitor arrivals in 2002, the operating environment for the hotel industry remained tough. Due mainly to the contraction of the high yield corporate and business segment in the aftermath of the 9-11 terrorist attacks, many hotel operators have adopted highly competitive pricing strategies to preserve market share. Because of their positioning as four-star executive business hotels, the three Marco Polo hotels at **Harbour City** could not benefit meaningfully from the 50 per cent jump in the number of visitors from Mainland China, who now account for more than 40 per cent of total visitor arrivals.

Café Marco, the stylish coffee shop at The Marco Polo Hongkong Hotel, was opened in January 2003.



The average occupancy rates for The Marco Polo Hongkong Hotel, The Marco Polo Gateway and The Marco Polo Prince in 2002 were 81, 88 and 92 per cent respectively. Consolidated occupancy for the three hotels was about 86 per cent, approximately three percentage points higher than the 83 per cent achieved in 2001. However, this improvement was offset by the pricing weakness affecting the entire industry. Food


PROPERTY VALUE
HK$M
50,000
40,000
30,000
33,548
20,000
10,000
0
98
99
00
01
02


citysuper
citysuper
citysuper
citysuper

Harbour City maintains a distinctively high retail occupancy of over 97 per cent.

and beverage, a major source of income along with room charges, continued to be affected by keen competition from nearby hotels and other non-hotel food outlets, as well as the price-sensitivity of consumers.

RETAIL

1.90 million square feet

Revenue from **Harbour City** retail properties totalled HK$1,017 million, marginally lower than the HK$1,024 million achieved in 2001 due to the temporary disruption during the renovation period at Ocean Terminal last year. As reflected in retail sales figures, the whole retail sector in Hong Kong continued to suffer from deflation and weak consumer sentiment. Very fierce competition, together with Hong Kong residents' increasing fondness for cross-border shopping, are putting further pressure on certain sub-groups of retail operators. However, the surge in consumption by foreign visitors, particularly tourists from Mainland China, has alleviated the pain to some extent.

HARBOUR CITY: RETAIL TENANT MIX (BY AREA AND RENTAL)
as at December 31, 2002

	% by Area	% by Rental
Fashion	26.4	37.9
Restaurant, Fast Food, F&B	17.7	9.0
Department Stores, Confectionery Products	14.5	11.3
Jewellery, Beauty and Accessories	8.9	12.1
Children's Wear & Related Trades, Toys	8.7	5.7
Leather Goods - Shoes, Bags, Luggage etc	7.8	13.1
Others	16.0	10.9
	100.0	100.0

Harbour City


SHISEIDO
SK-II

Lane Crawford's new flagship store in Harbour City features a jumbo cosmetics centre.

In spite of the uninspiring operating environment, average retail occupancy at **Harbour City** edged up slightly to 97 to 98 per cent. Tourists and shoppers from Mainland China, currently the demographic group with the greatest spending power, mostly come to Hong Kong for its wide selection of branded goods and high-end merchandise and the quality assurance that comes with them; traffic tends to flow towards conveniently located shopping malls with desirable content. The polarization trend already observed continued last year as most retailers moved towards locations with consistent and secure traffic flow. Average asking rent for retail space at **Harbour City** held firm throughout 2002. Furthermore, thanks to a 2 per cent increase in average sales per square foot within the **Harbour City** complex, most new leases and renewals achieved double-digit increments.

More top-notch international fashion boutiques – including Kate Spade, and Bottega Veneta – opened shops at **Harbour City** during the year under review. Innovative concepts designed to add excitement and stimulate spending, such as LCX and the jumbo Lane Crawford cosmetics centre, have been introduced to **Harbour City** and met with an enthusiastic response. Other new upmarket tenants waiting to join the Canton Road critical mass include Yves Saint Laurent's 9,000-square-foot flagship store, slated for launch towards the end of 2003. Several popular brands targeting office ladies and youngsters, including Mango, Ztamp and Une Nana Cool, have also opened their outlets in **Harbour City** recently.

With its cluster of upmarket designer labels, Canton Road is fast becoming the "Champs Elysees" of Hong Kong.


VUITTO
LOUIS VUITTON
LOUIS VUITTON

HARBOUR CITY: PORTFOLIO INFORMATION

	Area (sq ft)	Gross Revenue (HK$M)	Average Occupancy (%)	Year-end Valuation (HK$M)	Anchor Tenants
Office					
Gateway	2,698,000	637	79.5%	10,550	- AIA - CMG Asia - DuPont - Ernst & Young - GlaxoSmithKline - Hallmark - JAL - Karstadt Quelle - Nike - Prudential - Sears
Other Towers	1,748,000	382	89.3%	4,736	- APL - Eagle Star - Gemex - Hasbro - Hitachi - HKSAR Government - Mattel - May Department Store
Retail	1,901,000	1,017	97.3%	10,877	- City'Super - Cova - Golden Gateway Multiplex - Gucci - I.T - Joyce - Lane Crawford - Louis Vuitton - Marks & Spencer - Polo Ralph Lauren - Prada - Toys"R"Us - Ye Shanghai
Service Apartment	670,000	226	79.7%	4,046	
Hotel	1,276,000	616	86.3%	3,339	



Times Square

A landmark in Causeway Bay, Hong Kong's busiest shopping district.


SONY
Times Square



Times Square

BALANCE SHEET (EXTRACT)
as at December 31, 2002

	HK$M
Properties	11,782
Net current liabilities	(227)
Net business assets (before debts)	11,555


時代
廣場

Total revenue generated by **Times Square** in Causeway Bay amounted to HK$895 million, slightly higher than the HK$892 million achieved in 2001. While the retail segment increased its contribution, office revenue came in marginally lower than the year before. Operating profit for 2002 was maintained at HK$762 million, the same as the year before. Savings from the cost-rationalization programme during the year were offset by premises-enhancement expenses at the Food Forum and Kids Kingdom.

Times Square's shopping complex enjoys extremely heavy daily traffic.



OFFICES

1.03 million square feet

Times Square offices maintained their average occupancy rate at 92.7 per cent. In addition to the sluggish demand faced by the whole Grade A office market, new space coming out of Central and Island West has created remarkably fierce competition on Hong Kong Island. Since most businesses in all industries have focused on cost saving, office consolidation activities characterised the market in 2002. Total office revenue at **Times Square** dropped by HK$1 million to HK$318 million.

During the year under review, approximately 70 per cent of all expiring leases were renewed. Because of **Times Square**'s central location in Hong Kong's prime shopping district, its typical tenants are multinational

GROSS REVENUE

	2002 HK$M	2001 HK$M
Office	318	319
Retail	577	573
	895	892

OPERATING PROFIT

	2002 HK$M	2001 HK$M
Office	275	271
Retail	487	491
	762	762

corporations with popular brands in the consumer goods market. Despite a 20 per cent decline in market rents in Causeway Bay and the nearby Wanchai area, asking rents for **Times Square** offices declined by only about 10 per cent last year.

RETAIL

936,000 square feet

Total **Times Square** retail revenue increased by about HK$4 million, to HK$577 million. The improvement was largely a result of the higher rental rates for tenants. The soft market notwithstanding, the average occupancy of the **Times Square** shopping complex held steady at 96 to 97 per cent. Like **Harbour City**, **Times Square** achieved double-digit positive rental reversion for the retail portion last year.

As for re-merchandising progress, 95 per cent of all expiring tenancies in 2002 were either successfully renewed or replaced with more appealing operators. A host of new high-end international brands joined **Times Square** in 2002, including Versace, Links of London, Jacadi, Brooks Brothers, Calvin Klein and Patagonia. Three exciting new restaurants – WasabiSabi, Water Margin and Ramas Greens – opened as well, increasing the variety of cuisines available at the Food Forum.



Luxury fashion and home furnishings retailer Lane Crawford and lifestyle specialty store City'Super are both core offerings of Times Square in attracting traffic.

Times Square

TIMES SQUARE: RETAIL TENANT MIX (BY AREA AND RENTAL)
as at December 31, 2002

	% by Area	% by Rental
Restaurant, Fast Food, F&B	25.8	16.2
Department Stores, Confectionery Products	23.5	17.0
Fashion	15.8	28.0
Consumer Electronic & Entertainment	14.4	10.5
Jewellery, Beauty and Accessories	6.5	14.3
Others	14.0	14.0
	100.0	100.0



The highly popular Food Forum features a great variety of specialty restaurants.

As reported in the interim results, one of last year's top priorities was to leverage on the success of Electronics World on 7/F by expanding this theme to 8/F. Thanks to a discreet tenant acquisition process, the vast majority of Hong Kong's most popular audio-visual niche brands, electronic goods chains and specialized accessories suppliers are now to be found on these two floors, forming a very sizeable AV products and

TIMES SQUARE: PORTFOLIO INFORMATION

	Area (sq ft)	Gross Revenue (HK$M)	Average Occupancy (%)	Year-end Valuation (HK$M)	Anchor Tenants
Office	1,033,000	318	92.7%	4,862	- AT&T - Coca-Cola - Disney - Lucent - Motorola - NatWest - NCR - Shell
Retail	936,000	577	96.7%	6,920	- Bally - Broadway - City'Super - Disney Store - Fortress - Lane Crawford - Marks & Spencer - Max Mara - UA Cinema - Versace

GROSS REVENUE
HK$M


1,200
1,000
800
600
400
200
0
895
98 99 00 01 02

PROPERTY VALUE
HK$M


15,000
12,000
9,000
6,000
3,000
0
11,782
98 99 00 01 02

electronic goods power centre. Quality service and vast selection have given Electronics World a high public profile. In fact, the Electronics World has become a new core offering of **Times Square** in attracting traffic, in addition to the luxury fashion and home furnishings retailer Lane Crawford, the lifestyle specialty store City'Super and the UA Times Square cinema complex.



"On Stage at Times Square" is dedicated to talented amateur and experienced performers alike.



The Electronics World on the 7th and 8th floors has become a "power centre" for AV products and electronics goods.



Sorrento Phase II was launched with excellent response in November 2002.



Wharf Estates Development Limited

Wharf Estates Development Limited is the development arm of the Wharf Group with net business assets of almost HK$13 billion comprising development projects and other properties.

BALANCE SHEET (EXTRACT)
as at December 31, 2002

	HK$M
Interest in Sorrento and Bellagio	3,241*
Properties	8,459
Property inventory and development	1,465
Second mortgage debtors	77
Net current liabilities	(371)
Net business assets (before debts)	12,871

* *Include 1/3 interest in Bellagio and 40% interest in Sorrento, of which 20% held through Harbour Centre Development Limited, a subsidiary.*



Wharf Estates Development Limited

SORRENTO

Over 81 per cent of the 1,272 Sorrento Phase I units have been sold. The 854 Phase II units are being released to the market in batches and pre-sales commenced in late November 2002.

Because of the Government's property stimulus package, the Phase II units have sold quite quickly, in spite of being much larger on average than the Phase I units. Prices for Phase II units range from HK$5 million to HK$10 million. At the end of December 2002, more than 260 units had been sold, raising proceeds of about HK$1.8 billion.

The Phase I units, which were launched in November 2001, received an occupation permit in October 2002. At the end of the year under review, total sales and proceeds were 1,040 units and over HK$4.7 billion.

Sorrento is an MTRC joint-venture project above the Kowloon Station, equally owned by a five-member consortium comprising Wharf, Harbour Centre Development, Wheelock, New Asia Realty and Realty Development Corporation.

PROPERTY LIST

	Project Nature	GFA (sq ft)	% Owned	Status
Plaza Hollywood	Retail	562,000	100%	For Lease
World Trade Square	Office/Retail	395,000	100%	For Lease
Mountain Court	Residential	49,900	100%	For Lease
Chelsea Court	Residential	43,000	100%	For Lease
No. 1 Plantation Road	Residential	97,000	100%	For Lease
Various Units of Strawberry Hill	Residential	37,000	100%	For Lease
Sorrento Phase II	Residential	1,235,000	33%*	Under Construction
Bellagio Phase III/IV	Residential	1,571,000	33%	Under Construction
Gough Hill Path	Residential	24,000	100%	Under Design Planning
Kowloon Godown	Residential	2,300,000	**	Under Planning Submission
Yau Tong Godown	Residential	244,000	100%	Under Planning Submission
Yau Tong JV Project	Retail/Residential	9,041,000	15.6%	Under Planning Submission

* *Effective ownership*
** *A joint venture with details under discussion*

Wharf Estates Development Limited



A total of 1,250 Bellagio units have been sold by end of 2002.

Each of the five stakeholders has contributed financial capital and funding on a pro rata basis to the project company which holds Sorrento. The total area of the development is 2.5 million square feet, comprising 2,126 units in two phases. Phase I was completed in October 2002, one year ahead of the expected completion of Phase II.

BELLAGIO

In September 2002, Bellagio Phase I, consisting of 840 units, was launched. Due to the positive response, it was soon decided to add all 864 Phase II units to the offer list. At the end of December 2002, total sales and proceeds stood at 1,250 units and HK$2.8 billion.

Bellagio, in Sham Tseng on the western shore of the New Territories, is a joint-venture development equally owned by Wharf, Wheelock and New Asia Realty.

The three stakeholders contributed financial capital and funding on a pro rata basis to the project company which holds Bellagio. With a total area of 3.1 million square feet, once completed it will consist of 3,354 units in eight towers in four phases. Phases I and II were completed in May and August 2002 respectively.

PLAZA HOLLYWOOD

An average occupancy rate of 98 per cent was achieved during year 2002. With 95 per cent of all 2002 expiring tenancies being successfully renewed or re-merchandised, rental revenue generated by Plaza Hollywood during the year under review was maintained at about the same level a year ago.

WORLD TRADE SQUARE

Occupancy reached 83 per cent at the end of year 2002. Due to competition coming from nearby industrial/office buildings, rental rates have been under pressure.

WHARF PEAK PORTFOLIO

Both Mountain Court and Chelsea Court were completed in mid-2001. Out of the respective 16 and 20 total units, 13 or more than 80 per cent of Mountain Court units and 10 or 50 per cent of Chelsea Court units had been leased out as at the end of year 2002. No.1 Plantation Road, providing 48 luxury apartments, was completed in June 2002. Leasing started in July and a total of 14 takeups had been recorded as at the end of 2002. Redevelopment of 3-5 Gough Hill Path is currently in progress according to schedule.



Overlooking the beautiful Tsing Ma Bridge, Bellagio offers its residents a unique resort-type lifestyle.



Chongqing Times Square is ideally located at Liberation Statue Square, the commercial and financial hub of Chongqing.



Wharf China Limited

Wharf China Limited's main business operations include Wharf Estates China, Marco Polo Hotels and Modern Terminals.

Wharf Estates China Limited

BALANCE SHEET (EXTRACT)
as at December 31, 2002

	HK$M
Investment properties	3,681
Other properties and fixed assets	1,160
	4,841
Property inventory and development	1,312
Net current liabilities	(311)
Other non-current liabilities	(76)
Net business assets (before debts)	5,766



Wharf Estates China Limited

As emphasized in the Chief Executive's policy address this year, the HKSAR Government is pushing for faster economic integration of Hong Kong and Mainland China to help revitalize the local economy. Despite the worldwide economic downturn last year, the Mainland continued to perform remarkably well, both in terms of GDP growth and the pace of foreign direct investment in the country. Southern China, particularly the Pearl River Delta area, is indisputably one of the fastest growing regions in the world - if not the fastest growing. Adding Hong Kong's strength to that of the delta makes the entire region more competitive vis-a-vis other parts of the Mainland.

In a country as large as China, the pace of development is bound to differ among the various regions. Among cities, for instance, while Shanghai's GDP growth was 10.2 per cent in 2001, Shenzhen and Dongguan registered growth of 13.2 and 18 per cent respectively. Such differentials certainly represent interesting investment opportunities.

PROPERTY

At the end of December 2002, Wharf Estates China's net business assets were approximately HK$5,766 million, representing 7.9 per cent of the Group's net business assets.

Beijing Capital Times Square's office occupancy during 2002 stood at about 85 per cent. To modify the retail content on offer in the shopping mall, the LCX concept was

CHINA PROPERTY LIST

	Project Nature	GFA (sq ft)	Status	Completion
Beijing Capital Times Square	Office/Retail	1,295,000	For Lease	1999
Shanghai Times Square	Office/Retail/Residential	1,211,000	For Lease	1999
Chongqing Times Square	Office/Retail/Residential	1,597,000	Under Construction	2004
Shanghai Wellington Garden	Residential	561,000	Under Planning	2006
Shanghai Parc Royal	Commercial/Residential	783,000	Under Planning	2006
Shanghai Wheelock Square	Office/Retail	1,490,000	Under Planning	2007

Wharf Estates China Limited

introduced in November 2002. This retail and office complex with 1.3 million square feet gross is strategically located in the Xidan area, at the intersection of West Changan Avenue and Xuanwu Men Nei Avenue.

For Shanghai Times Square, occupancy rates of the office, residential and retail portions in 2002 were 98, 80 and 81 per cent respectively. This commercial complex with over 1.2 million square feet gross is located at Huai Hai Zhong Road, in Shanghai's Central Business District. Shanghai Times Square boasts excellent accessibility; it is conveniently linked to major highways and only a short walk from the Huangpi Nan Road MTR station.



The innovative "LCX" concept was introduced to the Beijing Capital Times Square's retail complex last November.

At Chongqing Times Square, 99 per cent of the first three apartment towers were pre-sold in 2002, while construction work was still in progress. Total sales proceeds amounted to about RMB200 million. Located in the Liberation Statue Square area between Zou Rong Road and Min Zu Road, this development with 1.60 million square feet gross is scheduled to be completed in mid-2004. The fourth tower has recently been offered for pre-sale.

Our other property projects in China, including Shanghai Wheelock Square, Shanghai Wellington Garden and Shanghai Parc Royal, are progressing according to schedule.

Shanghai Times Square occupies a prime location on Huai Hai Zhong Road in Puxi District of Shanghai.



Marco Polo Hotel Group


MARCO POLO HOTEL GROUP

To realise the potential inherent in China's entry into the WTO, the Marco Polo Hotel Group continued to roll out its brand and business model on the Mainland.

Following the opening of The Marco Polo Beijing in December 2001, the Marco Polo Hotel Group signed a long-term management contract and pre-opening technical assistance agreement in January 2003 with the Huahui Real Estate Development Centre for a 350-room deluxe hotel to be developed in Beijing.



The Marco Polo Hotel Group will operate a second hotel in Beijing.

Located only 600 metres from the Olympic Green, this new hotel will be handy to the main venues of the 2008 Beijing Olympic Games and the new international exhibition centre. It is scheduled for completion in 2006, perfectly timed to meet the increasing demand in the area.

The new property will be the second Marco Polo hotel in Beijing and the eighth in the group's Asia-Pacific hotel portfolio. The first Marco Polo hotel in China was The Marco Polo Xiamen opened in 1996.

Modern Terminals Limited

BALANCE SHEET (EXTRACT)
as at December 31, 2002

	HK$M
Fixed assets	4,675
Interest in associates	86
Net current liabilities	(311)
Other non-current liabilities	(290)
Net business assets (before debts)	4,160

Note: the Group's investment cost in 55.34% of MTL is HK$3,709 million.


Modern Terminals

Driven by strong export growth, the whole Southern China region registered a 17 per cent increase in total volume of containers handled, a vast improvement over the low single-digit growth of 2001. Southern China ports concentrating on commodity-type services continued to grow faster than the regional average.

The number of boxes handled by Shenzhen ports rose by about 50 per cent in 2002. Partly because of the much higher base, Kwai Chung port in Hong Kong grew at a slower 5.2 per cent pace in volume terms, reflecting Hong Kong's focus on value-added services that stress valuable and time-critical cargo, as opposed to the "volume game" played by most Southern China port operators.

KEY OPERATING AND FINANCIAL HIGHLIGHTS

	2002	2001	2000	1999	1998
Container Handling Capacity (TEUs in millions)	**4.20**	4.03	3.70	3.40	3.40
Throughput (TEUs in millions)	**3.61**	3.52	3.36	2.82	2.51
Headcount	**1,176**	1,179	1,184	1,294	1,328
TEUs per Headcount	**3,072**	2,985	2,840	2,177	1,889
Market Share	**30.3%**	31.1%	28.9%	27.2%	26.2%


17
Modern Terminals
Modern Terminals
SAFETY FIRST
SAFETY FIRST
Modern Terminals handled 3.61 million TEUs last year, 2.7% higher than 2001's record performance.

THROUGHPUT
Million TEUs


4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
3.61
98 99 00 01 02

MARKET SHARE
%


35
30
25
20
15
10
5
0
30.3
98 99 00 01 02

PRODUCTIVITY INDEX ($/TEU HANDLED)
%


98 99 00 01 02
0
-10
-20
-30
-40
-50
-41%

During 2002, **Modern Terminals** set another record for total boxes handled, while profit was maintained at the 2001 level in spite of competition and pressure on tariff rates.

All told, **Modern Terminals** handled 3.61 million TEUs last year, which was 2.7 per cent higher than 2001's record performance. With continuous investment in hardware, software and human resources, **Modern Terminals**' container handling capacity expanded by more than 4 per cent, to 4.2 million TEUs, by the end of 2002. TEUs per headcount, one of the main productivity benchmarks, also improved to 3,072 from 2,985. At the end of 2002, **Modern Terminals**' market share in Kwai Chung remained more or less unchanged at about 30 per cent.

All ongoing projects are progressing smoothly and on schedule. **Modern Terminals** stands to benefit from the new capacity at Container Terminal 9 in Hong Kong and Shekou Container Terminal 2 in Shenzhen, which are both expected to come on stream towards the end of 2003.

Modern Terminals' container handling capacity was expanded by 4% to 4.2 million TEUs by end of 2002.





Pay TV subscribers surpassed the 600,000 mark during the World Cup period in summer 2002.



Wharf Communications Limited

With its focus on the area of communications, media and entertainment (CME), Wharf Communications Limited's main operations include i-CABLE and Wharf T&T.

i-CABLE Communications Limited

BALANCE SHEET
as at December 31, 2002

	HK$M
Non-current assets	2,472
Net current liabilities	(820)
Other non-current liabilities	(140)
Net assets	1,512
Capital and reserves	
Share capital	2,019
Reserves	(507)
	1,512

i-CABLE, a listed subsidiary of the Group, continued to achieve double-digit year-on-year growth in most major business performance benchmarks – 16 per cent more total Pay TV and broadband subscribers, total turnover higher by 12 per cent, and net profit before investment provision up 14 per cent – against the backdrop of a weak economy and poor consumer sentiment.

Consolidated turnover increased by 12 per cent to HK$2,161 million. Pay TV turnover grew by 7 per cent to HK$1,711 million due to increases in both subscription and airtime sales. Internet & Multimedia turnover increased by 34 per cent to HK$450 million as the growth in broadband subscribers was partly offset by a fall in ARPU. The Internet & Multimedia segment's share of total turnover rose to 21 per cent in 2002, as compared to 17 per cent in 2001.

i-CABLE's Pay TV and broadband businesses came under much pressure last year because of the economic downturn, high unemployment, weak consumer sentiment and keener competition. The unfavourable operating environment weakened growth momentum. Aggressive marketing and pricing were necessary to acquire and retain subscribers.


有線寬頻 i-CABLE

A total of 25 channels were added to CABLE TV's digital platform by end of 2002.



i-CABLE Communications Limited

EBITDA AND CAPEX HISTORICAL TREND
HK$M


1,000
800
600
400
200
0
EBITDA
Capital Expenditure
98
99
00
01
02

Pay TV subscriptions recorded year-on-year growth of 8 per cent at December 31, 2002, surpassing the 600,000 mark achieved during the World Cup period last summer. Anti-piracy measures such as migration to digital broadcasting helped to control subscriber churn at 1.6 per cent per month, compared with 1.8 per cent a year earlier.

The new digital technology also expanded network capacity, allowing us to deliver many more channels to subscribers. Our team has begun to make use of this expanded capacity to enhance subscriber satisfaction and create new revenue opportunities. New channels were introduced beginning in April last year. By the end of December, 25 new channels had been added to the digital platform and several new tiering packages had been introduced. The response has been very encouraging.

Plans are also afoot to introduce new locally produced programmes to enhance the entertainment platform.

CABLE TV is a leading news broadcaster in Hong Kong.






TOTAL TURNOVER
HK$M
2,400
1,800
1,200
600
0
2,161
94 95 96 97 98 99 00 01 02


PAY TV SUBSCRIBERS
In thousands
640
480
320
160
0
605
94 95 96 97 98 99 00 01 02


BROADBAND SUBSCRIBERS
In thousands
240
180
120
60
0
225
6/00 12/00 6/01 12/01 6/02 12/02



Shoppers enjoy free broadband Internet access at an i-CABLE Station in Plaza Hollywood.

Competition for broadband service began to catch up in 2002. In the face of this new threat, more aggressive subscription packages were offered on a selective basis. Moreover, a new programme to boost network capacity and enhance performance was implemented. With the introduction of these initiatives to maintain subscriber growth momentum, broadband subscriber numbers grew 42 per cent year-on-year, surpassing 225,000 at the end of December, but ARPU declined to about HK$180 per month from HK$224 the year before.



Wharf T&T reported a record gain in market share and a more than five-fold increase in net profit in 2002.

BALANCE SHEET (EXTRACT)
as at December 31, 2002

	HK$M
Fixed assets	3,071
Net current liabilities	(215)
Other non-current liabilities	(22)
Net business assets (before debts)	2,834

Wharf T&T Limited


Wharf T&T

Since the beginning of year 2003, the Group's wholly-owned subsidiary Wharf New T&T has been renamed as **Wharf T&T** which serves to better reflect the company's current market position as an established and major carrier for both local and international telecommunications.

Defying the unfavourable business environment and intense competition, **Wharf T&T** reported a record gain in market share and a more than five-fold increase in net profit to HK$53 million for the year 2002.



A very weak economy and a global meltdown within the industry brought no excitement to the overall telecommunications market during the year under review. Factors such as excessive bandwidth supply, demand shrinkage, business closures, downsizing and keen competition led to both revenue declines and margin shrinkage throughout the industry during 2002.

In spite of this environment, **Wharf T&T** continued to gain market share, control costs and improve operating efficiency in different aspects of its business, including sales productivity, order provisioning and customer service. As a result, it reported healthy improvement in customer numbers, business volume, revenue and operating margin.



Wharf T&T Limited

RESULTS SUMMARY

	2002 HK$M	2001 HK$M	Change %
Turnover	1,117	1,089	3
Cost of Sales	(388)	(483)	-20
Gross Profit	729	606	20
Operating Expenses	(399)	(379)	5
EBITDA	330	227	45
ITD&A	(277)	(219)	26
Profit	53	8	540

While the overall market continued to contract, **Wharf T&T**'s installed base of fixed lines grew by 100,000 to reach 340,000 lines, a record gain in market share to 9 per cent overall. Revenue from fixed lines increased by 6 per cent to HK$833 million.

Total revenue rose by 3 per cent to HK$1,117 million, with the fixed-line segment accounting for 75 per cent. IDD revenue, which fell 6 per cent to HK$284 million, accounted for the remaining 25 per cent. While operating expenses went up moderately by 5 per cent to about HK$399 million, EBITDA margin improved from 21 per cent to 30 per cent, with EBITDA 45 per cent higher at HK$330 million.



The fibre "backhaul" market, however, continued to be extremely weak. The margin contributions of both International Private Leased Circuit and IDD were further squeezed despite volume growth. Together they neutralized some of the growth from local voice and data lines. The business broadband market grew at a fast pace from a small base.



BUSINESS MARKET

The installed base of fixed lines for business customers grew by 28 per cent year-on-year to over 250,000 lines by the end of December 2002. This number represents a 15 per cent market share in the business sector.

During the period, the company continued to successfully penetrate the market for high-value voice and data lines, as well as broadband fibre lines.


FIXED LINE GROWTH
In thousands
350
280
210
140
70
0
340
99
00
01
02


TOTAL REVENUE
HK$M
1,200
1,000
800
600
400
200
0
1,117
284 (25%)
833 (75%)
99
00
01
02
Fixed Line Revenue
Int'l Services Revenue


NET REVENUE & GROSS MARGIN
HK$M
2,500
2,000
1,500
1,000
500
0
46%
51%
56%
65%
1,117
70%
60%
50%
40%
30%
20%
10%
0%
99
00
01
02


EBITDA & EBITDA MARGIN
HK$M
600
500
400
300
200
100
1%
14%
21%
30%
330
35%
30%
25%
20%
15%
10%
5%
0%
99
00
01
02

Cumulative retail IDA-P lines reported a 61 per cent growth to 12,750 channels, compared with the same period of 2001. Cumulative retail high-value data lines exceeded 2,330 lines, more than three times as many as a year ago.



Wharf T&T's installed base of fixed lines grew by over 100,000 to reach 340,000 lines.

CONSUMER MARKET

The number of residential fixed lines continued to grow. The installed base of over 85,000 lines at the end of December represented a growth rate of 111 per cent over 2001. Despite keen competition, residential IDD volume increased by around 5 per cent.


FIXED LINE MARKET SHARE
Total Market
91%
9%
Business Market
85%
15%
Residential Market
96%
4%
Wharf T&T
Other FTNS

Management Discussion and Analysis

(I) REVIEW OF 2002 RESULTS AND SEGMENTAL PERFORMANCE

REVIEW OF 2002 RESULTS

Profit attributable to Shareholders

The Group reported a profit attributable to shareholders of HK$2,303 million for the year 2002, a decrease of HK$216 million or 9% as compared to HK$2,519 million achieved in 2001. The reduction in profit is primarily due to the inclusion in the results of aggregate attributable impairment provisions of HK$813 million for properties and properties under development, including the Sorrento and Bellagio projects held through associates, and a provision of HK$134 million for impairment in value of investments. Earnings per share were HK$0.94, compared to HK$1.03 recorded in the previous year.

Excluding the above-mentioned provisions in both years, the Group's net profit would be HK$3,250 million in 2002, an increase of 14% compared to HK$2,844 million in 2001. Such a growth reflected the comparative resilience and steady performance of the Group's core business assets in a deflationary local economy and competitive business environments.

The Group's investment and hotel property portfolios were revalued by independent valuers at December 31, 2002, resulting in a transfer of a net revaluation deficit of HK$6,077 million to the Group's revaluation reserves. Primarily because of this downward revaluation, the Group's consolidated net asset value was reduced to HK$48,713 million or HK$19.91 per share at December 31, 2002, compared to HK$54,645 million or HK$22.33 per share at December 31, 2001, respectively.

Group's Turnover

The Group's turnover for the year under review was HK$11,333 million, a decrease of HK$392 million or 3% against HK$11,725 million earned in 2001. Decrease in turnover was principally due to substantial reduction in property sales by HK$613 million given that the Group's property sales activities during the year were substantially sustained by its associates undertaking the Sorrento and Bellagio projects, the sale proceeds derived from which were not accounted for as the Group's turnover. This unfavorable variance was mitigated by the continued improvement in revenue from the Group's investment property portfolio, Pay TV and broadband services.

Group Operating Profit

Group operating profit before borrowing costs for the year 2002 was HK$5,341 million, increased by HK$289 million or 6% from HK$5,052 million in 2001. The improvement was primarily driven by additional profit contribution from the Group's core businesses, particularly the Property Investment and Communications, Media and Entertainment ("CME") segments. All business units attained improvements in operating margins in the year under examination mainly as a result of effective cost rationalization programmes and productivity gains.

Net Operating Profit

Net operating profit in 2002 recorded an increase of 16% against the previous year due to a substantial reduction in borrowing costs.

SEGMENTAL PERFORMANCE

Property Investment

The Property Investment segment, including its two core assets Harbour City and Times Square, reported a revenue growth of 2% to HK$4,442 million.

Harbour City

Harbour City generated total revenue of HK$2,878 million in 2002, an increase of HK$41 million or 1% from HK$2,837 million reported in 2001 as a consequence of the improvement in occupancy rates at Gateway Towers 3, 5 and 6. Pressure on office rental had increased and there was rental loss in certain parts of Ocean Terminal, which had been reserved for renovation and refurbishment programmes. The operating profit of Harbour City increased by HK$138 million or 7% to HK$2,001 million in 2002.

Times Square

Times Square, another core investment property, generated total revenue of HK$895 million, which was slightly above last year's level of HK$892 million. The operating profits for both years were kept at HK$762 million.

Aggregate revenue from other investment properties including those in Mainland China also recorded satisfactory improvement in 2002.

Communications, Media and Entertainment ("CME")

Against a backdrop of a weak economy and poor consumer sentiment, the CME segment continued to sustain growth both in revenue and operating profit, though at a slower pace than in previous years. Its revenue came under pressure amidst the severe economic conditions and keener competitions. In 2002, the segment managed to increase its total revenue by HK$278 million or 9% to HK$3,435 million and increased its operating profit by HK$117 million or 38% to HK$429 million compared to the previous year. Increases in customers from its pay TV, Broadband Internet multimedia and telecommunication services were reported.

i-CABLE

Pay TV

Pay TV turnover grew by HK$116 million or 7% to HK$1,711 million, as a result of increase in airtime sales revenues and growth in subscribers by 8% to surpass 605,000 during the year spurred by the 2002 FIFA World Cup and the effectiveness of the anti-piracy measures. In spite of the increase in revenue, Pay TV reported a decline in operating profit of HK$17 million or 5% to HK$332 million compared with the previous year primarily due to the increase in non-recurring programming costs related to the 2002 FIFA World Cup. Average revenue per subscriber ("ARPU") rose to HK$233.

Internet and multimedia

Internet and multimedia revenue for the year grew by HK$114 million or 34% to HK$450 million as broadband subscribers grew by 42% to surpass 225,000. On the back of subscriber growth and high operating leverage, the operating results achieved a turnaround from loss of HK$50 million to profit of HK$9 million in 2002. Amid extremely keen competitions, ARPU dropped to HK$180.

As compared to 2001, the combined results of Pay TV and Internet and multimedia businesses increased the group revenue of i-CABLE by HK$230 million or 12% to HK$2,161 million and increased its operating profit before corporate expenses by HK$42 million or 14% to HK$341 million.

Wharf T&T (Telecommunication services)
Defying the unfavorable business environment and intense competition, Wharf T&T increased its telecommunication revenue by HK$28 million or 3% to HK$1,117 million. Its installed base of fixed lines grew by 41% to reach 340,000 lines at the end of 2002, which represented a record gain in market shares to 9% overall. The company's revenue from fixed-line telephony services rose by 6% to HK$833 million which accounted for 75% of its total revenue, while IDD revenue fell by 6% to HK$284 million. Coupled with operating efficiency, Wharf T&T recorded a more than five-fold increase in operating profit to HK$53 million.

Logistics
Modern Terminals
The total revenue of Logistics segment including Modern Terminals Limited ("MTL"), a 55.3%-owned subsidiary, was HK$3,203 million, a decrease of HK$77 million or 2% as compared with HK$3,280 million in 2001.

The revenue drop was mainly due to a reduction in MTL's revenue by HK$133 million from 2001 as a result of a decline in tariff generally in line with the market development. MTL's operating profit was maintained at almost the 2001 level.

Operating profit of the segment increased by HK$43 million or 2% to HK$1,838 million in 2002 partly because of increase in other logistics income.

Further information on the segmental details is provided in Note 2 to the Accounts.

Depreciation and amortisation
Depreciation and amortisation charge for the year 2002 totalled HK$1,208 million (including the amortisation of goodwill HK$22 million), an increase of 11% over 2001. The rise resulted from the combined effect of an increase in depreciation of i-CABLE and Wharf T&T on their expanded capital expenditures, and an increase in amortisation of the programming library of i-CABLE. This was offset by a reduction of depreciation charge of HK$76 million following an extension of estimated useful lives of some plant and equipment of the Group (including MTL) in 2002.

Borrowing costs
Net borrowing costs charged for the year decreased substantially by HK$351 million or 32% to HK$755 million from HK$1,106 million incurred in the previous year as a result of market interest rate cuts as well as the Group's success in reducing interest margins through its refinancing activities in 2002. The charge was after capitalisation to related assets of HK$94 million for the year compared to HK$189 million in 2001. The Group's average borrowing cost for the year was 3.59% p.a., a reduction from 5.45% p.a. in 2001.

Net other charges
Net other charges for the year amounted to HK$434 million compared to HK$99 million in 2001. The charges in 2002 mainly comprised net provisions of HK$285 million for impairment in value of various properties under development as a result of a review of the prevailing market conditions and HK$149 million for impairment in value of investments. The net other charges in 2001 covered a provision for impairment in value of investments of HK$438 million net of write-back of a property provision of HK$339 million.

Share of profits less losses of associates

The share of losses of associates for the year was HK$495 million compared to HK$281 million in 2001. The attributed losses for the year mainly resulted from the Group's share of the aggregate provisions of HK$589 million made by the associates for the impairment in value of two property development projects, namely, Sorrento and Bellagio, 40% and 33-1/3% respectively owned by the Group. The losses in 2001 principally reflected the attributable loss for impairment in value of Bellagio.

Other items

The Group's profit before taxation increased by HK$91 million to HK$3,657 million from HK$3,566 million of 2001.

The taxation charge for the year was HK$682 million compared to HK$403 million reported in 2001. The change primarily resulted from the increase in the Group's net operating profit and the inclusion of an under-provision of HK$108 million in relation to prior years' assessments.

Minority interests were HK$672 million compared to HK$644 million in 2001.

Included in the Group's profit attributable to the shareholders are profit of HK$883 million (2001: HK$833 million) contributed from three major non-wholly owned subsidiaries, namely the 55.3%-owned MTL, 79.2%-owned i-CABLE Communications Limited ("i-CABLE") and 66.8%-owned Harbour Centre Development Limited ("HCDL"). Total dividends received from these subsidiaries amounted to HK$853 million for the year 2002 (2001: HK$925 million).

(II) LIQUIDITY AND FINANCIAL RESOURCES

Shareholders' funds

As at December 31, 2002, the shareholders' funds of the Group totalled HK$48,713 million, a decrease of HK$5,932 million from HK$54,645 million at December 31, 2001. As explained above, the decrease was mainly due to the inclusion of a net revaluation deficit of HK$6,077 million arising from a downward revaluation of the Group's investment and hotel property portfolios to HK$52,373 million and HK$3,339 million respectively. On that basis, the consolidated net asset value of the Group at that date was HK$19.91 per share, compared to net asset value of HK$22.33 per share at December 31, 2001.

Supplemental Information

To better reflect the underlying net asset value of the Group, the following objective-base adjustments are given below:

	Per share
Book net asset value at December 31, 2002	HK$19.91
Add adjustments for:-	
Modern Terminals	
- based on the previous average transaction prices	2.22
i-CABLE	
- based on market value at December 31, 2002 (@$2.58 p.s.)	1.20
Adjusted net asset value per share at December 31, 2002	HK$23.33

Net cash generated from the Group's operating activities

For the year under review, net cash generated from the Group's operating activities amounted to HK$4.7 billion, increased from HK$3.1 billion in 2001. This reflects the Group's steady recurrent cash inflows generated by its core business assets. Investing activities comprised mainly purchase of fixed assets, net purchase of non-trading investments and net advances to associates mainly for property development of Bellagio and Sorrento.

Capital expenditure

The capital expenditure, including programming library, incurred by the Group's core businesses during the year and their capital commitments at the year-end date are analysed as follows:

		Capital Commitments as at December 31, 2002	
Business Unit/Company	**Capital expenditure in 2002 HK$Million**	**Authorised and contracted for HK$Million**	**Authorised but not contracted for HK$Million**
Property investments/others	350	183	1,206
Logistics	502	1,340	218
i-CABLE	644	61	92
Wharf T&T	678	116	90
	2,174	1,700	1,606
At December 31, 2001	2,588	1,767	2,007

The capital expenditure of i-CABLE and Wharf T&T was mainly related to network equipment while that of the Logistics was substantially for construction of Container Terminal 9.

In addition to the above, the Group had planned expenditures of approximately HK$1.1 billion (2001: HK$1.2 billion) related to the properties under development for sale at the end of 2002.

Major property projects undertaken by associates

Regarding the Sorrento and Bellagio property development projects undertaken by associates, pre-sales had been launched with good progress in 2002. Accumulated sales of Sorrento exceeded 81% of the 1,272 Phase I units and 30% of 854 Phase II units by the end of 2002. The sale of Bellagio was first launched in September 2002 with tremendous success. 74% of the 1,704 Phase I and II units were sold by the end of 2002.

Pre-sale proceeds received by the investing companies of the two projects have been utilized for repayments of the relevant shareholders' advances partially and bank loans in full with the remaining proceeds retained in stakeholders accounts for future payment of construction costs. At December 31, 2002, the cash deposits in Sorrento's stakeholders account amounted to HK$0.9 billion, which would be sufficient to fully cover its outstanding construction cost for completion of the whole project while that of Bellagio's amounted to HK$1.1 billion, which would also be sufficient to fully cover the outstanding construction cost of Phase I and II and substantially cover the outstanding construction cost of Phase III and IV of the project. The two project companies did not have any borrowings at the end of 2002.

Gearing Ratios

As at December 31, 2002, the ratio of net debts to total assets increased to 26%, while the ratio of net debts to shareholders' equity increased to 42%, compared to 23.4% and 36% at December 31, 2001, respectively. The Group's net debts increased slightly from HK$19.8 billion at December 31, 2001 to HK$20.5 billion at December 31, 2002, which was made up of HK$22.7 billion in debts less HK$2.2 billion in deposits, debt securities and cash. Included in the Group's debts were loans of HK$941 million and HK$386 million borrowed by two non wholly-owned subsidiaries, MTL and i-CABLE, respectively (2001: HK$992 million borrowed by MTL and HCDL). These loans are without recourse to the Company and other subsidiaries of the Group.

Availability of committed and uncommitted facilities

High liquidity continued to sustain in the banking market during the year 2002. The Group arranged an aggregate of HK$6.9 billion loan facilities to refinance a number of its loan facilities with substantial reduction in interest margins and on more favourable terms. Amongst these financing activities, the Group arranged in June 2002 the issue of Retail Bonds totalling HK$600 million via a wholly-owned subsidiary. The result was satisfactory and the Bonds were fully subscribed for. This was the first ever retail bond issued by private corporation in Hong Kong.

Excluding the project loan facilities of totalling HK$1 billion available to Sorrento and Bellagio, which are undertaken by associates, the Group's available loan facilities and debt securities amounted to HK$31.9 billion. Debts totalling HK$22.7 billion were outstanding at December 31, 2002, against the available facilities as analysed below:

	31/12/2002			
Debt Maturity	Available facility HK$ Billion	Total debt HK$ Billion		Undrawn facility HK$ Billion
Company and wholly-owned subsidiaries				
Committed facilities				
Repayable within 1 year	4.8	4.8	21%	-
Repayable between 1 to 2 years	8.6	7.6	33%	1.0
Repayable between 2 to 3 years	2.0	1.8	9%	0.2
Repayable between 3 to 4 years	2.6	2.6	11%	-
Repayable between 4 to 5 years	7.2	3.4	15%	3.8
	25.2	20.2	89%	5.0
Uncommitted facilities	2.3	1.0	4%	1.3
	27.5	21.2	93%	6.3
Non wholly-owned subsidiaries - Committed and uncommitted				
Modern Terminals Limited	2.7	0.9	4%	1.8
i-CABLE Communications Limited	0.9	0.4	2%	0.5
Others	0.8	0.2	1%	0.6
	31.9	22.7	100%	9.2
- Secured	5.4	5.0	22%	0.4
- Unsecured	26.5	17.7	78%	8.8
Total	31.9	22.7	100%	9.2

Secured Notes in the amount of HK$4.5 billion will be prepaid in May 2003, which will cause the secured debts to drop from 22% to 2%.

As at December 31, 2002, the banking facilities of the Group were secured by mortgages over certain investment properties with an aggregate carrying value of HK$17,923 million (2001: HK$19,171 million).

An analysis of the Group's total debts by currency at December 31, 2002 is shown as below:

	HK$ Billion
Hong Kong dollar	14.9
United States dollar (swapped into Hong Kong dollars)	7.3
Renminbi	0.5
	22.7

The Group's debts are primarily denominated in Hong Kong and US dollars and all US dollars loans have been effectively swapped into Hong Kong dollar loans by forward exchange contracts.

The use of financial derivative products is strictly controlled. The majority of the derivative products entered into by the Group were used for management of the Group's interest rate exposures.

The Group maintained a reasonable level of surplus cash, which was denominated principally in Hong Kong and US dollars, to facilitate the Group's business and investment activities. As at December 31, 2002, the Group also maintained a portfolio of long-term investments, primarily in blue-chip securities, with a market value of HK$1.1 billion.

(III) EMPLOYEES

The Group has approximately 10,111 employees. Employees are remunerated according to nature of the job and market trend, with a built-in merit component incorporated in the annual increment to reward and motivate individual performance. Total staff costs for the year 2002 amounted to HK$1,983 million, compared to HK$1,987 million of 2001.

Disclosure of Further Corporate Information

Set out below is information disclosed pursuant to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"):

(A) BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGERS

(I) Directors

Peter K C Woo, GBS, JP, Chairman (Age: 56)
Mr Woo has resumed the role of Chairman since 2002 after having formerly served as Chairman of the Company from 1986 to 1994. He is also the chairman of Wheelock and Company Limited ("Wheelock") which is deemed under the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") to have an interest in the share capital of the Company discloseable to the Company under the provisions of Part II of the SDI Ordinance.

Mr Woo was appointed a Justice of the Peace in 1993 and awarded the Gold Bauhinia Star in 1998 by the Hong Kong SAR Government. He has for many years been actively engaged in community and related services, both locally and in the international arena, and has held various Government appointments. He has been the Government-appointed chairman of the Hong Kong Trade Development Council since October 2000 and had served as the chairman of Hospital Authority from 1995 to 2000 and the council chairman of Hong Kong Polytechnic University from 1993 to 1997. He is currently the chairman of the Hong Kong Environment and Conservation Fund Committee set up in 1994 which he co-funded with the Government. He also served as a deputy chairman in 1991 to Prince of Wales Business Leaders Forum, as a member of the International Advisory Council of J.P. Morgan Chase & Co., National Westminster Bank, Banca Nazionale del Lavoro, Elf Aquitaine of France and General Electric of America. He has received Honorary Doctorates from various universities in USA, Australia and Hong Kong.

Gonzaga W J Li, Senior Deputy Chairman (Age: 73)
Mr Li joined Wharf in 1980 as a Director and was appointed as general manager in 1982. He became Deputy Chairman and Managing Director in 1989. He was appointed Chief Executive in 1992 and became Chairman in 1994. He relinquished the title of Chairman and Chief Executive and assumed the title of Senior Deputy Chairman of the Company since 2002. He is also the senior deputy chairman of Wheelock and the chairman of Harbour Centre Development Limited ("HCDL"), New Asia Realty and Trust Company, Limited ("New Asia") and Marco Polo Developments Limited ("MPDL") in Singapore and also the chairman and chief executive of Wharf China Limited. He is also a director of Joyce Boutique Holdings Limited ("Joyce"). Furthermore, he is a director of WF Investment Partners Limited ("WF Investment"), which, as well as Wheelock, are each deemed under the SDI Ordinance to have an interest in the share capital of the Company discloseable to the Company under the provisions of Part II of the SDI Ordinance.

Stephen T H Ng, Deputy Chairman and Managing Director (Age: 50)
Mr Ng joined Wharf in 1981 and became Managing Director in 1989. He has been a director, president and chief executive officer of i-CABLE Communications Limited ("i-CABLE") since 1999 and become its chairman since 2001. He is also the deputy chairman of Wheelock, a director of Joyce and chairman, president and chief executive officer of Wharf T&T Limited ("Wharf T&T"). He serves as a member of the Hong Kong - United States Business Council. Furthermore, he is a director of WF Investment, which, as well as Wheelock are each deemed under the SDI Ordinance to have an interest in the share capital of the Company discloseable to the Company under the provisions of Part II of the SDI Ordinance.

David J Lawrence, Executive Director (Age: 56)
Mr Lawrence has been appointed as Executive Director of the Company since 2002. He joined the Group in 1992 and spent one year with the Group in Hong Kong before transferring to a new appointment in 1993 to expand MPDL of which he is now the chief executive officer and managing director. He is a Fellow of The Hong Kong Institute of Surveyors, The Royal Institution of Chartered Surveyors, the Singapore Institute of Surveyors and Valuers and the Singapore Institute of Directors.

Robert H Burns, Director (Age: 73)
Mr Burns has been a Director of the Company since 1995. He is one of the founders of the Regent Hotels group and is also the chairman of Robert H Burns Holdings Limited.

Edward K Y Chen, CBE, JP, Director (Age: 58)
Professor Chen has been a Director of the Company since August 2002. He is currently the president of Lingnan University. He is also an honorary professor and distinguished fellow of the Centre of Asian Studies at the University of Hong Kong, honorary professor of Shantou University, and visiting professor of Jinan University. He is a director of First Pacific Co. Ltd. and Asia Satellite Telecommunications Holdings Ltd. and a trustee of Eaton Vance Management Funds. He currently holds a number of public offices, namely, a member of the Services Promotion Strategic Group, the Hong Kong Committee for Pacific Economic Cooperation, and the Banking Advisory Committee.

Paul M F Cheng, JP, Director (Age: 66)
Mr Cheng has been a Director of the Company since August 2002. He is a non-executive director of Esprit Holdings Limited. He was formerly the chairman of Inchcape Pacific Limited and N M Rothschild and Sons (Hong Kong) Limited and a founding partner of China Key Consultants Ltd. He is currently a steward of the Hong Kong Jockey Club and a member of the executive committee of the PRC-based All China Federation of Industry and Commerce, and also serves as an advisor to the China National Committee for Pacific Economic Co-operation and China Center for Economic Research of the Peking University.

Raymond K F Ch'ien, GBS, CBE, JP, Director (Age: 51)
Dr Ch'ien has been a Director of the Company since August 2002. He is the executive chairman of chinadotcom corporation as well as chairman of its subsidiary, hongkong.com corporation. He is the non-executive chairman of HSBC Private Equity (Asia) Limited and also a director of HSBC Holdings plc, The Hongkong and Shanghai Banking Corporation Limited, Inchcape plc, Inmarsat Ventures plc, Convenience Retail Asia Limited, MTR Corporation Limited and VTech Holdings Ltd. He holds a number of public offices, namely, the chairman of the Hong Kong/Japan Business Cooperation Committee and the Advisory Committee on Corruption of the Independent Commission Against Corruption. He is also an honorary president and past chairman of the Federation of Hong Kong Industries.

Erik B Christensen, Director (Age: 55)
Mr Christensen has been a Director of the Company since January 2003. He has since 1997 been the managing director of Modern Terminals Limited ("MTL"), a 55.34% owned subsidiary of the Company, being one of the world's most efficient container terminal operators.

Vincent K Fang, Director (Age: 59)
Mr Fang has been a Director of the Company since 1993. He is the chief executive officer of Toppy Co. (HK) Ltd., a director of Fantastic Garments Limited and also the chairman of the Association of Better Business & Tourism Services.

Hans M Jebsen, BBS, Director (Age: 46)
Mr Jebsen has been a Director of the Company since 2001. He is the chairman of Jebsen & Co. Ltd. and also a director of Hysan Development Co., Ltd. He currently holds a number of public offices, namely, the vice-president of World Wide Fund for Nature Hong Kong, an honorary fellow and member of the Corporate Advisory Board of the Hong Kong University of Science & Technology, the chairman of WTO Working Group of the Hong Kong General Chamber of Commerce, as well as being a member of World Wide Fund for Nature International Board of Trustees, Hong Kong European Union Business Co-operation Committee of the Hong Kong Trade Development Council, Advisory Board of the Hong Kong Red Cross, Pacific Basin Economic Council and Asian Cultural Council. He was awarded the Bronze Bauhinia Star of the Hong Kong SAR in 2001.

Christopher P Langley, OBE, Director (Age: 58)
Mr Langley has been a Director of the Company since 2001. He began his career with HSBC group in 1961. He was appointed an executive director of The Hongkong and Shanghai Banking Corporation Ltd. in 1998 and retired from the HSBC group in February 2000. He is now a director of Winsor Properties Holdings Ltd., Lei Shing Hong Ltd., Techtronic Industries Co. Ltd. and Dickson Concepts (International) Ltd. He was awarded an OBE in 1996.

Quinn Y K Law, Director (Age: 50)
Mr Law has been a Director of the Company since 1998. He is also a director of i-CABLE, MTL and Wharf T&T.

Doreen Y F Lee, Director (Age: 46)
Ms Lee has been a Director of the Company since March 2003. She is also an executive director of Harbour City Estates Limited and Times Square Limited ("TSL") and is responsible for the leasing and operations of the two core properties of the Group in Hong Kong, namely, Harbour City and Times Square.

T Y Ng, Director (Age: 55)
Mr Ng has been a Director of the Company since 1998. He is also a director of HCDL, Joyce, New Asia and MPDL in Singapore. Furthermore, he is a director of WF Investment, which is deemed under the SDI Ordinance to have an interest in the share capital of the Company discloseable to the Company under the provisions of Part II of the SDI Ordinance.

James E Thompson, Director (Age: 63)
Mr Thompson has been a Director of the Company since 2001. He established his company, Crown Worldwide, in Japan in 1965. He is the chairman of the American Chamber of Commerce in Hong Kong and he also serves on the Hong Kong - United States Business Council, the Hong Kong Japan Business Co-operation Committee, and the Hong Kong Korea Business Roundtable.

(II) Senior Management

Various businesses of the Group are respectively under the direct responsibility of the Chairman, the Senior Deputy Chairman, the Deputy Chairman and Managing Director, and the Executive Director of the Company, as named under (A) (I) above. Only those four Directors are regarded as members of the Group's senior management.

(B) PENSION SCHEMES

Set out below are certain particulars regarding pension schemes operated by the Group:

(I) Nature of Schemes

The Group currently operates a number of pension schemes. The schemes are available to the employees of the Group. The assets of the schemes are held separately by independently administered funds.

(II) Funding of the Principal Schemes

The Group's principal defined contribution schemes are funded by contributions from employees and employers. The employees and employers contribute respectively to the schemes sums which represent percentages of the employees' salaries as defined under the relevant trust deeds.

The Group's principal defined benefit schemes are funded by contributions from the employers which are in accordance with recommendations made by the actuaries based on their valuation.

(III) Forfeited Contributions

For the defined contribution scheme, the contributions are expensed as incurred and may be reduced by contributions forfeited by those employees who have left the scheme prior to vesting fully in the contributions.

(IV) Cost of all Schemes

The Group's total retirement costs, including the cost related to the Mandatory Provident Fund which is not operated by the Group, charged to profit and loss account during the year ended December 31, 2002 amounted to HK$77 million after a forfeiture of the Group's contributions of HK$8 million.

(V) Results of Valuation

The outline of results of valuation of the Group's principal defined benefit schemes are set out below:

Name of valuers	Method of valuation	Date of valuation	Adopted salary increase	Adopted investment return	Funding ratio
a) HSBC Life	Projected Unit Credit Method	December 31, 2002	3.5%	7.0%	86%
b) HSBC Life	Projected Unit Credit Method	December 31, 2002	0% for 2003 2% for 2004/05 4% for 2006 and thereafter	5.0%	90.1%
c) Watson Wyatt Hong Kong Limited	Projected Unit Credit Method	December 31, 2002	2% for 2003/04 4% for 2005 and thereafter	8.0%	118.8%

(C) EXECUTIVE SHARE INCENTIVE SCHEME (THE "SCHEME") OF THE COMPANY

(I) Summary of the Scheme

(a) *Purpose of the Scheme:*
To give executives of the Group the opportunity of acquiring an equity participation in the Company, to continue to provide them with the motivation and incentive to give their best contribution towards the Company's continued growth and success.

(b) *Participants of the Scheme:*
Any employee of the Company or any of its subsidiary holding an executive, managerial, supervisory or similar position, including a Director of the Company or any of its subsidiary holding executive office, who accepts the offer of the grant of an option in accordance with the terms of the Scheme.

(c) (i) *Total number of ordinary shares of HK$1 each in the capital of the Company (the "Shares") available for issue under the Scheme as at December 31, 2002:*

106,732,831

(ii) *Percentage of the issued share capital that it represents as at December 31, 2002:*

4.36%

(d) *Maximum entitlement of each participant under the Scheme as at December 31, 2002:*

Not more than:

(i) 10% of the maximum number of Shares available for subscription under the terms of the Scheme; and

(ii) in terms of amount of the aggregate subscription price, such amount of aggregate subscription price in respect of all the Shares for which an employee is granted options in any financial year as would exceed five times his or her gross annual remuneration.

(e) *Period within which the Shares must be taken up under an option:*

Within 10 years from the date on which the option is granted or such shorter period as the Board of Directors may approve.

(f) *Minimum period for which an option must be held before it can be exercised:*

One year from the date on which the option is granted.

(g) (i) *Price payable on application or acceptance of the option:*

HK$1.00

(ii) *The period within which payments or calls must or may be made or loans of such purposes must be repaid:*

Seven days after the offer date of an option.

(h) *Basis of determining the exercise price:*

Pursuant to rule 17.03 (9) of the Listing Rules, the exercise price must be at least the higher of:

(i) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; and

(ii) the average closing price of the Shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant.

(i) *The remaining life of the scheme:*

Five years

(II) Details of Share Options Granted

Details of share options granted to Directors of the Company are set out in the section headed "Directors' interests in shares" in the Report of the Directors.

Particulars, and movements during the financial year, of the Company's outstanding share options, which were granted to 21 employees (all being participants with options not exceeding the respective individual limits, and including all those Directors who were granted share options) working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance, were as follows:

	Date granted (Day/Month/Year)	No. of ordinary share represented by unexercised options outstanding as at 01/01/2002	No. of ordinary share represented by options lapsed/ exercised during the financial year	No. of ordinary share represented by unexercised options outstanding as at 31/12/2002	Period during which rights exercisable (Day/Month/ Year)	Price per share to be paid on exercise of options (HK$)
(i)	16/04/1992	680,000	(680,000)	–	13/04/1995 to 12/04/2002	12.00
(ii)	22/06/1993	1,823,000	(42,000)	1,781,000	17/06/1996 to 16/06/2003	19.00
(iii)	01/08/1996	330,000	–	330,000	01/08/2002 to 31/07/2003	25.00
(iv)	01/08/1996	440,000	–	440,000	01/08/2005 to 31/07/2006	25.00
		3,273,000	(722,000)	2,551,000		

The weighted average closing price of the Shares of the Company immediately before the dates of all exercises by employees of the Company's share options during the financial year was HK$17.8 per share.

Except as disclosed above, no share option of the Company was issued, exercised, cancelled, lapsed or outstanding throughout the financial year.

(D) MAJOR CUSTOMERS AND SUPPLIERS

For the year ended December 31, 2002:

(I) the aggregate amount of purchases (not including the purchases of items which are of a capital nature) attributable to the Group's five largest suppliers represented less than 30% of the Group's total purchases; and

(II) the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30% of the Group's total turnover.

(E) DIRECTORS' INTERESTS IN COMPETING BUSINESS

Set out below is information disclosed pursuant to paragraph 8.10 of the Listing Rules of the Stock Exchange.

Three Directors of the Company, namely, Messrs P K C Woo, G W J Li and S T H Ng, being also directors of the Company's substantial shareholder, Wheelock, and/or subsidiaries of Wheelock, are considered as having an interest in Wheelock under paragraph 8.10 of the Listing Rules.

Ownership of property for letting and development of properties for sale and/or investment carried on by Wheelock and subsidiaries of Wheelock constitute competing businesses of the Group.

The ownership of commercial premises by the Wheelock group for rental purposes is considered as competing with the commercial premises owned by the Group. Since the Group's commercial premises are not in the vicinity of those owned by the Wheelock group's and are targeted at different customers and would attract different tenants compared to those of the Wheelock group, the Group considers that its interest regarding the business of owning and letting of commercial premises is adequately safeguarded.

The development of properties for sale and/or investment purposes by the Wheelock group is also considered as a competing business of the Group. However, the Group itself has under its own employment a strong and independent property development team. The Group is therefore capable of carrying on its property development business independently of the Wheelock group.

For safeguarding the interests of the Group, the independent non-executive Directors and the Audit Committee of the Company would on a regular basis review the business and operational results of the Group to ensure, *inter alia*, that the Group's development of properties for sale and/or investment and property leasing businesses are and continue to be run on the basis that they are independent of, and at arm's length from, those of the Wheelock group.

(F) DISCLOSURE OF CONNECTED TRANSACTIONS

Set out below is information in relation to certain connected transactions involving the Company and/or its subsidiaries required under the Listing Rules of the Stock Exchange to be disclosed in the Annual Report and Accounts of the Company:

(I) Tenancy Agreement with Lane Crawford

A tenancy agreement dated May 16, 2002 (the "MPH Agreement") was entered into between The Hongkong Hotel Limited ("HHL"), a wholly-owned subsidiary of publicly-listed HCDL, which in turn is a 67%-owned subsidiary of the Company, as the landlord and Lane Crawford (Hong Kong) Limited ("Lane Crawford"), formerly a wholly-owned subsidiary of Wheelock, as the tenant whereby HHL agreed to let to Lane Crawford the shops at Ground Floor, 1st Floor and 2nd Floor at The Marco Polo Hongkong Hotel ("MPHH"), Harbour City, Canton Road, Kowloon (the "Premises"), with a total trading area of 49,120 square feet and storage space of 7,747 square feet, from January 2, 2003 to January 1, 2009. As Wheelock is a substantial shareholder of the Company, Lane Crawford, which was wholly-owned by Wheelock as at the date of the MPH Agreement, was regarded as a connected person of the Company. Therefore, the entry into of the MPH Agreement constituted a connected transaction for the Company.

The annual rents, exclusive of rates, air-conditioning charges and management fee, payable monthly in advance, for the Premises for the six financial years ending December 31, 2008 are estimated to be approximately HK$18.7 million, HK$28.7 million, HK$29.4 million, HK$30.1 million, HK$30.8 million and HK$31.5 million respectively or 9% of gross sale per annum whichever is the higher.

HCDL is desirous of upgrading its commercial section in MPHH and Lane Crawford is an up-scale department store with prestigious brands of merchandises. With Lane Crawford as the anchor tenant, it would not only enhance the overall hotel image but also bring attractive shopping experience to hotel guests, which would be beneficial to the Group as a whole.

(II) Participation by Modern Terminals Limited in the Shekou Container Terminals Phase II Joint Venture

On July 16, 2002, a non wholly-owned subsidiary of the Company, namely, MTL Shekou Holdings Limited ("MTLSH"), being wholly-owned by MTL which in turn is a 55.34%-owned subsidiary of the Company, entered into two agreements. Swire Pacific Limited ("Swire"), which is also a substantial shareholder of MTL and therefore regarded as a connected person of the Company, is also a party thereto. Consequently, the entry into of those agreements by MTLSH constituted connected transactions for the Company. Set out below are particulars of the two agreements:

(a) MTLSH entered into an agreement (the "Agreement") with Swire and P&O Overseas Holdings Limited ("P&OH") for the formation of a joint venture company, namely, Achieve Ridge Holdings Limited ("ARHL"), which is also included as a party to the Agreement. ARHL, owned as to 39.45% by MTLSH, 40.82% by P&OH and 19.73% by Swire, is used as an investment vehicle for acquiring and holding a 49% equity interest in another new joint venture company, namely, Shekkou Container Terminals (Phase II) Company Limited ("SCT2"), for the development and operation of a new container terminal at Shekou Industrial Zone, the People's Republic of China ("PRC"). The remaining 51% interest in SCT2 is held by Voctor Investments Limited ("VIL"), a wholly-owned subsidiary of China Merchants Holdings (International) Company Limited ("CMHI").

SCT2 will be established under the Wholly Foreign Owned Enterprise Law of the PRC to develop and operate to an international standard a new container terminal at Shekou Industrial Zone, the PRC, at a total investment of approximately RMB1,738.5 million (equivalent to about HK$1,640.1 million), which will be funded by means of registered capital contributions of up to approximately RMB608.48 million (equal to about HK$574.03 million) from VIL and ARHL and the balance by borrowings from VIL and ARHL or other sources, with any and all capital contributions and financial assistance towards SCT2 to be provided by VIL and ARHL in proportion to their respective shareholdings in SCT2.

After the establishment of SCT2, the parties will provide funding or financial assistance to ARHL in proportion to their respective shareholdings in ARHL to enable it to meet its funding and other obligations towards SCT2. MTLSH's effective interest in SCT2 (held through ARHL) will be approximately 19.33% and therefore the estimated maximum amount of MTLSH's share of financial obligations towards ARHL will be approximately RMB336.06 million (equal to about HK$317.04 million).

(b) A further supplemental shareholders agreement ("SCTO Agreement") was also entered into between VIL, China Merchants Shekou Industrial Zone Company Limited ("CMSIZ"), which is a fellow subsidiary of CMHI, MTLSH, P&O Australia Ports Pty. Limited ("P&OA"), Swire, and Shekou Container Terminals (Overseas) Company Limited ("SCTO"), which is owned as to 40% by VIL, 10% by CMSIZ, 20% by MTLSH, 20% by P&OA and 10% by Swire.

SCTO was established in 1998 as a joint venture company by the parties to explore the development of two berths (the "Berths") to be constructed in Shekou Industrial Zone, the PRC. VIL has undertaken certain preliminary studies and works for the development of the Berths. SCT2 will acquire from VIL and VIL will sell to SCT2 such works at a value equivalent to the aggregate of the costs incurred in relation to the works (which was approximately RMB97.47 million as at July 4, 2002, equal to about HK$91.95 million), plus interest and management fee as agreed between SCT2 and VIL. To the extent that such works are not acquired by SCT2, MTLSH, P&OA and Swire agree, on several basis in proportion to their respective shareholdings in ARHL, to indemnify VIL against, *inter alia*, 49% of the value of the works.

(III) Early Redemption of part of the Convertible Bonds issued by i-CABLE

A deed (the "Deed") was entered into on September 17, 2002 between a wholly-owned subsidiary of the Company (the "Bondholder") and i-CABLE, whereby the Bondholder agreed to the early redemption by i-CABLE of a portion, amounting to HK$1,500 million, of the convertible bonds (the "Bonds") issued by i-CABLE to the Bondholder under a deed poll dated November 18, 1999. As i-CABLE is a 79.24%-owned subsidiary of the Company, the transaction constituted a connected transaction for both the Company and i-CABLE.

The Bonds were of an original total amount of HK$1,800 million with interest fixed at 4% per annum, and are due for redemption a face value on November 23, 2003. The balance of the Bonds amounting to HK$300 million will be due for redemption on November 23, 2003.

The consideration received by the Group for the early redemption was equal to the aggregate face value of the bonds so redeemed, i.e. HK$1,500 million, plus accrued interest from July 1, 2002 up to but excluding the date of completion of the transaction.

The early redemption by i-CABLE of part of the Bonds will improve the Group's liquidity. Following completion of the redemption, the Group, which already has a substantial amount of its investment in i-CABLE over the past years recovered, may use the redemption money received to reduce some of its existing borrowings which carry an interest higher than the 4% per annum on the Bonds, or for other appropriate investment opportunities with a more attractive return. Therefore, the transaction is also beneficial to the Company and its shareholders as a whole.

(IV) Tenancy Agreements with City Super Limited and Lane Crawford (Hong Kong) Limited

TSL, formerly known as Zenuna Limited, a wholly-owned subsidiary of the Company, as the landlord, has entered into two renewal tenancy agreements respectively on September 26, 2002 with a former wholly-owned subsidiary of Wheelock, namely, Lane Crawford, and City Super Limited ("City Super"), formerly 39.08%-owned by Wheelock, as tenants (together the "Tenants"), whereby TSL agreed to let to the Tenants certain premises at Times Square, Hong Kong. As Wheelock is a substantial shareholder of the Company and both Lane Crawford and City Super were more than 30% owned by Wheelock as at September 26, 2002, the entry into of the two tenancy agreements as mentioned above constituted connected transactions for the Company.

Regarding the tenancy agreement with City Super, TSL agreed to let to City Super the premises at B101-B109 (Basement 1), Times Square, Causeway Bay, Hong Kong, with a lettable area of approximately 42,049 square feet, from October 1, 2002 to September 30, 2008.

Regarding the tenancy agreement with Lane Crawford, TSL agreed to let to Lane Crawford the premises at part of Ground Floor, 1st Floor and Shop Nos. 207 and 208 of 2nd Floor, Times Square, Causeway Bay, Hong Kong, with a lettable area of approximately 49,238 square feet, from December 1, 2002 to November 30, 2008.

The estimated approximate annual rents, exclusive of rates, air-conditioning charges and management fee, payable monthly in advance by the Tenants, for each of the four fiscal years ending 31st December, 2005 would range from HK$8.1 million to HK$53.5 million and the annual rents for the remaining three fiscal years ending December 31, 2008 would be determined by reference to open market rental to be agreed between the parties at a later date and the annual rents would be subject to a percentage rental of 9% on annual sales of the Tenants.

City Super is a reputable up-market supermarket operator and Lane Crawford is prestigious department store operator. With City Super and Lane Crawford as the anchor tenants, it would not only enhance the image and value of Times Square but also bring attractive shopping experience to the shoppers, which would be beneficial to the Group as a whole.

(V) Acquisition of Equity Interest in City Super

Under an agreement entered into on February 14, 2003 (the "CS Agreement"), a wholly-owned subsidiary of the Company agreed to acquire from Ansett Limited, a wholly-owned subsidiary of Wheelock, the entire equity interest in Diamond View Limited (the "Sale Shares"). Diamond View Limited owns 39.08% of the issued share capital of City Super (BVI) Limited ("CSBL"), of which City Super is a wholly-owned subsidiary. As Wheelock is a substantial shareholder of the Company, the entry into of the CS Agreement constituted a connected transaction for the Company.

The amount of the consideration in the sum of HK$10.77 million was wholly paid in cash on completion of the CS Agreement which took place immediately after the signing of the CS Agreement. The consideration payable by the Group was funded from the Company's internal resources.

Given that City'Super is an anchor tenant in both Harbour City and Times Square, the acquisition would ensure that the Group's relationship with this major anchor tenant will be maintained.

Note: Certain particulars of the related party transactions entered into by the Group during the year under review have been disclosed in Note 32 to the Accounts on page 109 and 110. Such related party transactions also constitute connected transactions (as defined in the Listing Rules) for the Company as disclosed above.

(G) COMPLIANCE WITH CODE OF BEST PRACTICE

The Company has complied throughout the year the Code of Best Practice as set out in Appendix 14 of the Listing Rules on the Stock Exchange. Nevertheless, the relevant connected transactions as described in the preceding paragraphs, being matters involving conflict of interest for Wheelock, the Company's substantial shareholder, was not approved by a meeting of the Company's Directors in accordance with the provisions of paragraph 11 of the abovementioned Code of Best Practice, but instead was duly approved by Resolutions in Writing of the Board of Directors of the Company.

Report of the Directors

The Directors have pleasure in submitting their Report and the Audited Statement of Accounts for the financial year ended December 31, 2002.

PRINCIPAL ACTIVITIES AND TRADING OPERATIONS

The principal activity of the Company is investment holding and those of its principal subsidiaries are set out on pages 112 and 113.

During the financial year, more than 90% of the trading operations of the Company and its subsidiaries in terms of both turnover and operating profit were carried on in Hong Kong. An analysis of the principal activities of the trading operations of the Company and its subsidiaries during the financial year is set out in Note 2 to the Accounts on pages 86 to 88.

SUBSIDIARIES

Particulars of the Company's principal subsidiaries at December 31, 2002 are set out on pages 112 and 113.

RESULTS, APPROPRIATIONS AND RESERVES

The results of the Group and appropriations of profits for the financial year ended December 31, 2002 are set out in the Consolidated Profit and Loss Account on page 70.

Movements in reserves during the financial year are set out in Note 26 to the Accounts on pages 100 to 103.

FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last ten financial years is given on pages 118 and 119.

DIVIDENDS

An interim dividend of 28 cents per share was paid on November 4, 2002. The Directors now recommend the payment on July 7, 2003 of a final dividend of 28 cents per share in respect of the financial year ended December 31, 2002, payable to Shareholders on record as at May 30, 2003. This recommendation has been disclosed in the Accounts.

SHARE CAPITAL

During the financial year, upon exercises by certain grantees of options granted under the Company's Executive Share Incentive Scheme (the "Company's Scheme"), a total of 722,000 ordinary shares of HK$1.00 each of the Company, credited as fully paid, were allotted and issued by the Company, of which 680,000 shares were issued at a subscription price of HK$12.00 per share and 42,000 shares at HK$19.00 per share.

FIXED ASSETS

Movements in fixed assets during the financial year are set out in Note 12 to the Accounts on pages 94 to 96.

BANK LOANS, OVERDRAFTS AND OTHER BORROWINGS

Particulars of all bank loans, overdrafts and/or other borrowings of the Company and of the Group as at December 31, 2002, all being repayable on demand or within a period not exceeding one year, are set out in Note 24 to the Accounts on page 99. Particulars of all other bank loans and certain other borrowings as at December 31, 2002 which would fall due for repayment after a period of one year are set out in Note 27 to the Accounts on pages 104 and 105.

Set out below is information regarding certain borrowings of the Group outstanding as at December 31, 2002, all in the form of debt securities issued by wholly-owned subsidiaries of and guaranteed by the Company:

Name of Subsidiary/Borrower		Description of Debt Securities Issued	Outstanding Principal Amount
(1)	Wharf International Finance Limited	US$ Guaranteed Notes due 2004	US$200 Million
		US$ Guaranteed Series A Notes due 2007	US$350 Million
(2)	Fast Lane Investments Limited	HK$ Guaranteed Notes due 2004	HK$500 Million
(3)	Wharf Finance (BVI) Limited	HK$ Guaranteed Notes due 2004	HK$300 Million
		HK$ Guaranteed Notes due 2005	HK$300 Million

INTEREST CAPITALISED

The amount of interest (all being borrowing costs) capitalised by the Group during the financial year is set out in Note 5 to the Accounts on page 91.

DONATIONS

The Group made donations during the financial year totalling HK$4.2 million.

DIRECTORS

The Directors of the Company during the financial year were Messrs P K C Woo (appointed on April 1, 2002), G W J Li, R H Burns, P M F Cheng (appointed on August 1, 2002), V K Fang, J T Hung (resigned on February 1, 2002), H M Jebsen, C P Langley, Q Y K Law, D J Lawrence (appointed on April 22, 2002), K H Leung, I H Melrose (retired on 7th June, 2002), S T H Ng, T Y Ng, J E Thompson, P Y C Tsui, Dr R K F Ch'ien (appointed on August 1, 2002), Professor E K Y Chen (appointed on August 1, 2002) and Professor A K C Li (resigned on August 1, 2002).

Subsequent to the year end, Mr P Y C Tsui resigned from the Board as an Executive Director and a Director of the Company with effect from March 1, 2003; Mr K H Leung resigned as a Director of the Company with effect from January 1, 2003; and Mr E B Christensen and Ms D Y F Lee were appointed as Directors of the Company with effect from January 1, 2003 and March 1, 2003 respectively.

Messrs P M F Cheng and E B Christensen, Professor E K Y Chen, Dr R K F Ch'ien and Ms D Y F Lee, being appointed as Directors of the Company after the last Annual General Meeting, are due to retire from the Board in accordance with Article 94 of the Company's Articles of

Association, and Messrs R H Burns, V K Fang and Q Y K Law are also due to retire from the Board by rotation in accordance with Article 103(A), at the forthcoming Annual General Meeting. Mr R H Burns has decided not to stand for re-election. The other retiring Directors, being eligible, offer themselves for re-election.

With the exception of the Chairman and those Directors holding executive offices of the Company (who are all not subject to retirement by rotation under the provisions of the Company's Articles of Association) together with Messrs R H Burns, P M F Cheng, E B Christensen, V K Fang, Q Y K Law, Professor E K Y Chen, Dr R K F Ch'ien and Ms D Y F Lee (who are due to retire from the Board at the forthcoming Annual General Meeting as mentioned above), the remaining five present Directors would continue to serve on the Board for a period of one or two years in future until they become due to retire from the Board by rotation in 2004 or 2005 in accordance with Article 103(A) of the Company's Articles of Association.

None of the Directors has a service contract with the Company or any of its subsidiaries which is not determinable by the employer within one year without payment of compensation.

DIRECTORS' INTERESTS IN SHARES

At December 31, 2002, Directors of the Company had the following personal beneficial interests in the ordinary shares of the Company and of a subsidiary of the Company, namely, i-CABLE Communications Limited ("i-CABLE"):

	Number of Shares
The Company	
Mr Gonzaga W J Li	686,549
Mr Robert H Burns	17,000
Mr Stephen T H Ng	650,057
Mr T Y Ng	178,016
i-CABLE	
Mr Stephen T H Ng	1,000,000

Set out below are particulars of interests (all being personal interests) in options to subscribe for ordinary shares of the Company granted under the Company's Scheme held by Directors of the Company and movements thereof during the year:

Name of Director		Date granted (Day/Month/Year)	No. of ordinary share represented by unexercised options outstanding as at 01/01/2002	No. of ordinary share represented by options exercised during the financial year	No. of ordinary share represented by unexercised options outstanding as at 31/12/2002	Period during which rights exercisable (Day/Month/Year)	Price per share to be paid on exercise of options (HK$)	Consideration paid for the options granted (HK$)
Mr Gonzaga W J Li:	*(i)*	*22/06/1993*	*210,000*	*–*	*210,000*	17/06/1997 to 16/06/2003	*19.00*	*1.00*
Mr Quinn Y K Law:	(i)	22/06/1993	100,000	–	100,000	17/06/1996 to 16/06/2003	19.00	1.00
Mr Stephen T H Ng:	(i)	16/04/1992	500,000	(500,000)	–	13/04/1995 to 12/04/2002	12.00	1.00
	(ii)	22/06/1993	200,000	–	200,000	17/06/1996 to 16/06/2003	19.00	1.00
Mr T Y Ng:	(i)	22/06/1993	100,000	–	100,000	17/06/1996 to 16/06/2003	19.00	1.00

Except as disclosed above, as recorded in the register kept by the Company under section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") in respect of information required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the SDI Ordinance or to the Model Code for Securities Transactions by Directors of Listed Companies:

(i) there were no interests held as at December 31, 2002 by any Directors and Chief Executive of the Company in securities of the Company and its associated corporations (within the meaning of the SDI Ordinance), and

(ii) there existed during the financial year no rights to subscribe for equity or debt securities of the Company which were held by any Directors or Chief Executive of the Company or any of their spouses or children under 18 years of age nor had there been any exercises during the financial year of any such rights by any of them.

SUBSTANTIAL SHAREHOLDERS' INTERESTS

Given below are the names of all parties which were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital of the Company and the respective relevant numbers of shares in which they were, and/or were deemed to be, interested as at December 31, 2002 as recorded in the register kept by the Company under section 16(1) of the SDI Ordinance:

	Names	No. of Ordinary Shares
(i)	Diplock Holdings Limited	1,050,087,051
(ii)	WF Investment Partners Limited	1,069,456,184
(iii)	Wheelock and Company Limited	1,241,430,213
(iv)	Bermuda Trust (Guernsey) Limited	1,241,430,213

Note: For the avoidance of doubt and double counting, it should be noted that duplication occurs in respect of all of the above-stated shareholdings to the extent that the shareholdings stated against parties (i) above is entirely duplicated or included in the shareholdings stated against party (ii) above, with the same duplication of the shareholdings in respect of (ii) in (iii), and that the shareholdings stated against parties (iii) and (iv) above represent the same block of shares; all of the abovenamed parties were deemed to be interested in the relevant shareholdings under the SDI Ordinance as at December 31, 2002.

INTERESTS IN CONTRACTS

No contract of significance in relation to the Company's business to which the Company or any of its subsidiaries was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the financial year or at any time during the financial year.

MANAGEMENT CONTRACTS

No contracts for the management and administration of the whole or any substantial part of any business of the Company were entered into or existed during the financial year.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

At no time during the financial year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of acquisition of shares in or debentures of the Company or any other body corporate, with the exception of the options to subscribe for ordinary shares of the Company and i-CABLE previously granted under the Company's Scheme and i-CABLE's Share Option Scheme (the "i-CABLE's Scheme") to, *inter alia*, certain executives of the Company or its subsidiaries and certain employees of i-CABLE or its subsidiaries respectively, some of whom were Directors of the Company during the financial year.

Under the rules of the two schemes (subject to any such restrictions or alterations as may be prescribed or provided under the Listing Rules of the Stock Exchange from time to time in force), shares of the Company and i-CABLE would be issued at such prices, not being less than 90% and 80% respectively of the Company's and i-CABLE's average closing prices on the Stock Exchange for the five trading days immediately preceding the date of offer of the options, and the relevant options would be exercisable during such periods, not being beyond the expiration of 10 years from the date of grant, as determined by the boards of directors of the Company and i-CABLE respectively. During the financial year, certain shares of the Company and i-CABLE were allotted and issued to Mr S T H Ng, a Director of the Company, on his exercise of options under the Company's Scheme and the i-CABLE's Scheme respectively.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any listed securities of the Company during the financial year.

AUDITORS

The Accounts now presented have been audited by KPMG, Certified Public Accountants, who retire and being eligible, offer themselves for re-appointment.

By Order of the Board
Wilson W S Chan
Secretary

Hong Kong, March 31, 2003

Report of the Auditors

TO THE SHAREHOLDERS OF THE WHARF (HOLDINGS) LIMITED
(INCORPORATED IN HONG KONG WITH LIMITED LIABILITY)

We have audited the accounts on pages 70 to 113 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the Directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2002 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong, March 31, 2003

Consolidated Profit and Loss Account

For The Year Ended December 31, 2002

	Note	2002 HK$ Million	2001 HK$ Million
Turnover	2	11,333	11,725
Other net loss	4	(29)	(290)
		11,304	11,435
Direct costs and operating expenses		(3,781)	(4,314)
Selling and marketing expenses		(490)	(490)
Administrative and corporate expenses		(484)	(493)
Operating profit before depreciation, amortisation, interest and tax		6,549	6,138
Depreciation and amortisation		(1,208)	(1,086)
Operating profit	2 & 3	5,341	5,052
Borrowing costs	5	(755)	(1,106)
Net operating profit		4,586	3,946
Net other charges	6	(434)	(99)
Share of profits less losses of associates		(495)	(281)
Profit before taxation		3,657	3,566
Taxation	7(c)	(682)	(403)
Profit after taxation		2,975	3,163
Minority interests		(672)	(644)
Profit attributable to shareholders	8	2,303	2,519
Dividends attributable to the year	9		
Interim dividend declared during the year		685	685
Final dividend proposed after the balance sheet date		685	1,223
		1,370	1,908
Earnings per share			
Basic	10	HK$0.94	HK$1.03
Diluted	10	HK$0.94	HK$1.03

The notes on pages 76 to 113 form part of these accounts.

Consolidated Balance Sheet

At December 31, 2002

	Note	2002 HK$ Million	2002 HK$ Million	2001 HK$ Million	2001 HK$ Million
Non-current assets					
Fixed assets					
Investment properties			52,373		57,147
Other properties, plant and equipment			16,671		17,298
	12		69,044		74,445
Goodwill	14		397		419
Long term deposits	15		156		468
Interest in associates	16		3,367		3,389
Long term investments	17		1,178		1,088
Deferred debtors	18		459		485
Deferred items	19		468		533
			75,069		80,827
Current assets					
Inventories	20	2,885		2,882	
Trade and other receivables	21	1,017		1,101	
Pledged deposits	22	293		288	
Listed debt securities		525		514	
Deposits and cash		1,225		2,852	
		5,945		7,637	
Current liabilities					
Trade and other payables	23	(4,768)		(5,125)	
Short term loans and overdrafts	24	(6,272)		(6,874)	
Taxation	7(d)	(380)		(182)	
		(11,420)		(12,181)	
Net current liabilities			(5,475)		(4,544)
Total assets less current liabilities			69,594		76,283
Capital and reserves					
Share capital	25	2,447		2,447	
Reserves	26	46,266		52,198	
Shareholders' equity			48,713		54,645
Minority interests			3,729		3,730
Non-current liabilities					
Long term loans	27	16,381		17,019	
Deferred taxation	28	479		467	
Other deferred liabilities	29	292		422	
			17,152		17,908
Total equity and non-current liabilities			69,594		76,283

The notes on pages 76 to 113 form part of these accounts.

Peter K C Woo
Chairman

Quinn Y K Law
Director

Company Balance Sheet

At December 31, 2002

	Note		2002 HK$ Million		2001 HK$ Million
Non-current assets					
Investments in subsidiaries	13		12,670		12,802
Deferred debtors	18		382		381
			13,052		13,183
Current assets					
Trade and other receivables	21	104		81	
Deposits and cash		6		616	
		110		697	
Current liabilities					
Trade and other payables	23	(37)		(33)	
Short term loans and overdrafts	24	(121)		(314)	
		(158)		(347)	
Net current (liabilities)/assets			(48)		350
Total assets less current liabilities			13,004		13,533
Capital and reserves					
Share capital	25		2,447		2,447
Reserves	26		10,557		11,086
Total equity			13,004		13,533

The notes on pages 76 to 113 form part of these accounts.

Peter K C Woo
Chairman

Quinn Y K Law
Director

Consolidated Statement of Changes in Equity For The Year Ended December 31, 2002

	Note	2002 HK$ Million	2001 HK$ Million Restated
Total equity as at January 1		54,645	57,950
Deficit on revaluation of investment properties	26	(5,858)	(4,361)
Deficit on revaluation of hotel and club properties	26	(219)	(244)
Deficit on revaluation of non-trading investments	26	(284)	(85)
Share of deficit on revaluation of non-trading investments of associates	26	(10)	(2)
Others	26	(28)	6
Net losses not recognised in the consolidated profit and loss account		(6,399)	(4,686)
Profit attributable to shareholders		2,303	2,519
Investments revaluation reserves transferred to the profit and loss account on impairment in value of non-trading investments			
– by Company/subsidiaries	6 & 26	58	358
Investments revaluation reserves transferred to the profit and loss account on disposal of non-trading investments			
– by Company/subsidiaries	26	7	107
– by associates	26	–	(2)
Goodwill transferred to the profit and loss account on disposal of an associate	26	–	301
Final dividend approved in respect of the previous year		(1,223)	(1,223)
Interim dividend declared in respect of the current year		(685)	(685)
Exercise of share options		7	6
		(5,932)	(3,305)
Total equity as at December 31		48,713	54,645

The notes on pages 76 to 113 form part of these accounts.

Consolidated Cash Flow Statement

For The Year Ended December 31, 2002

		2002 *HK$ Million*		2001 *HK$ Million* Restated
Cash generated from operations (Note a)		5,557		4,595
Interest paid		(782)		(1,360)
Interest received		225		246
Dividends received from associates		3		14
Dividends received from investments in securities		155		78
Hong Kong profits tax paid		(451)		(490)
Overseas tax paid		(19)		(5)
Net cash inflow from operating activities		4,688		3,078
Investing activities				
Purchase of fixed assets	(2,028)		(1,945)	
Additions to programming library	(91)		(113)	
Purchase of subsidiaries (Note b)	–		(1,345)	
Net decrease in investment in associates	129		59	
Purchase of non-trading investments	(1,524)		(140)	
Proceeds from sale of fixed assets	8		37	
Uplift/(placement) of long term deposits	312		(468)	
Placement of short term deposits	(468)		–	
(Placement)/uplift of pledged deposits	(5)		693	
Proceeds from disposals of associates	–		596	
Net (advances to)/repayment from associates	(570)		938	
Proceeds from sale of non-trading investments	1,069		695	
Repayment from deferred debtors	24		37	
Net cash outflow from investing activities		(3,144)		(956)
Financing				
Proceeds from issue of ordinary share capital	7		6	
Net (repayment)/drawdown of long term loans	(638)		6,421	
Net repayment of short term loans and overdrafts	(602)		(5,226)	
Advances from minority interests	145		5	
Dividends paid	(1,908)		(1,908)	
Dividends paid to minority shareholders	(643)		(779)	
Net cash outflow from financing		(3,639)		(1,481)
(Decrease)/increase in cash and cash equivalents		(2,095)		641
Effect of foreign exchange rates		–		(2)
Cash and cash equivalents at January 1		2,852		2,213
Cash and cash equivalents at December 31		757		2,852
Analysis of the balance of cash and cash equivalents				
Short-term deposits and cash		757		2,852
Reconciliation of cash and cash equivalents to deposits and cash as stated in the balance sheet				
Cash and cash equivalents per above		757		2,852
Long-term deposits maturing in 2003		468		–
Total deposits and cash		1,225		2,852

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

a. Reconciliation of operating profit to cash generated from operations

	2002 *HK$ Million*	2001 *HK$ Million* Restated
Operating profit	5,341	5,052
Interest income	(166)	(246)
Dividends receivable from investments in securities	(155)	(76)
Depreciation	1,015	946
Amortisation	193	140
Loss on sale of fixed assets	6	19
Other net loss	29	290
Exchange adjustments	(24)	13
Decrease in properties held for sale	86	457
(Increase)/decrease in properties under development for sale	(202)	249
Decrease/(increase) in spare parts and consumables	30	(13)
Increase in listed debt securities	(33)	(514)
Decrease/(increase) in trade and other receivables	67	(188)
Decrease in trade and other payables	(555)	(1,652)
Increase in deferred items	(15)	–
(Decrease)/increase in other deferred liabilities	(60)	118
Cash generated from operations	5,557	4,595

b. Purchase of subsidiaries

	2002 *HK$ Million*	2001 *HK$ Million*
Net assets acquired		
Properties under development for sale	–	750
Associates	–	3
Minority interests	–	151
Goodwill	–	441
	–	1,345
Satisfied by:		
Cash consideration	–	1,345
Analysis of the net outflow of cash and cash equivalents in respect of the purchase of subsidiaries		
Cash consideration	–	1,345
Deposits and cash acquired	–	–
Net outflow of cash and cash equivalents in respect of the purchase of subsidiaries	–	1,345

Notes to the Accounts

1. PRINCIPAL ACCOUNTING POLICIES

a. Statement of compliance

These accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the principal accounting policies adopted by the Group is set out below.

b. Basis of preparation of the accounts

The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of investment properties and hotel and club properties, and the marking to market of certain investments in securities as explained in the accounting policies set out below.

c. Basis of consolidation

i. Subsidiaries and controlled companies

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated accounts, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognised in the same way as other investments in securities.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated accounts. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see note 1 (f)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Company, in which case, it is stated at fair value with changes in fair value recognised in the same way as other investments in securities.

ii. Associates

An associate is a company in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

1. PRINCIPAL ACCOUNTING POLICIES *(continued)*

c. Basis of consolidation *(continued)*

ii. Associates (continued)

An investment in an associate is accounted for in the consolidated accounts under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's net assets, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the Group, in which case it is stated at fair value with changes in fair value recognised in the same way as other investments in securities. The consolidated profit and loss account reflects the Group's share of the post-acquisition results of the associates for the year, including any amortisation of positive or negative goodwill charged or credited during the year in accordance with note 1(c)(iii).

Unrealised profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. If there is evidence of impairment in value of the assets transferred, the unrealised losses will be recognised immediately in the consolidated profit and loss account.

iii. Goodwill/negative goodwill

The Group adopted Statement of Standard Accounting Practice 30 "Business combinations" ("SSAP 30") issued by Hong Kong Society of Accountants with effect from January 1, 2001. In doing so the Group has relied upon the transitional provisions set out in SSAP 30 such that goodwill/negative goodwill arising on acquisition of a subsidiary or an associate by the Group prior to January 1, 2001, representing the excess/ shortfall of the cost of investment over the appropriate share of the fair value of the identifiable assets and liabilities acquired, has been written off against/taken to capital reserves in the period in which it arose and has not been restated.

For acquisitions after January 1, 2001, goodwill is recognised as an asset and is amortised to the consolidated profit and loss account on a straight-line basis over its estimated useful life. Negative goodwill which relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, is recognised in the consolidated profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the consolidated profit and loss account over the weighted average useful life of those non-monetary assets that are depreciable/ amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the consolidated profit and loss account.

On disposal of a controlled subsidiary or an associate, any attributable amount of purchased goodwill not previously amortised through the consolidated profit and loss account or which has previously been dealt with as a movement on Group reserves is included in the calculation of the profit and loss on disposal.

The carrying amount of goodwill is reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists an impairment loss is recognised as an expense in the consolidated profit and loss account.

1. PRINCIPAL ACCOUNTING POLICIES *(continued)*

d. Fixed assets

i. Investment properties

Investment properties are defined as properties which are income producing and intended to be held for the long term. Such properties are included in the balance sheet at their open market value, which is assessed annually by external qualified valuers. Changes in the value of investment properties are dealt with as movements in the investment properties revaluation reserves. If the total of these reserves is insufficient to cover a deficit, on a portfolio basis, the excess of the deficit is charged to the consolidated profit and loss account. When a surplus arises on subsequent revaluation on a portfolio basis, it will be credited to the consolidated profit and loss account if and to the extent that a deficit on revaluation had previously been charged to the consolidated profit and loss account. On disposal of investment properties, the revaluation surplus or deficit previously taken to the investment properties revaluation reserves is included in calculating the profit or loss on disposal. Investment properties with an unexpired lease term of 20 years or less are stated at carrying value less accumulated depreciation and provision for impairment loss.

ii. Properties under or held for redevelopment

Properties under or held for redevelopment for investment purposes are stated at cost, including borrowing costs, or carrying value, less such provisions for impairment loss. These properties are reclassified as investment properties upon issue of the occupation permit.

In preparing these accounts, the Group has relied on the transitional provision set out in paragraph 80 of Statement of Standard Accounting Practice 17 "Property, Plant and Equipment" (revised) issued by the Hong Kong Society of Accountants with the effect that certain properties under or held for redevelopment for investment purposes owned by the Group at December 31, 1994 are stated at professional valuation as at that date plus subsequent capital expenditure at cost less provision for impairment loss. Such properties have not been revalued to their fair value at the balance sheet date and will not be revalued in future years until they are reclassified as investment properties upon completion of the redevelopment. Subsequent provisions for impairment loss will first be set off against the related revaluation reserve previously recognised on an individual property basis, if any, and thereafter will be recognised in the consolidated profit and loss account.

All development costs including borrowing costs are capitalised up to the date of practical completion.

iii. Hotel and club properties

Hotel and club properties are stated at their open market value based on an annual professional valuation. Changes in the value of hotel and club properties are dealt with as movements in the other properties revaluation reserves. When a deficit arises on revaluation, it will be charged to the consolidated profit and loss account, if and to the extent that it exceeds the amount held in the reserve in respect of that same property. When a surplus arises on subsequent revaluation, it will be credited to the consolidated profit and loss account, if and to the extent that a deficit on revaluation in respect of that same property had previously been charged to the consolidated profit and loss account.

iv. Broadcasting and communications equipment

Broadcasting and communications equipment is stated at cost less accumulated depreciation and any provision for impairment loss. Cost includes materials, labour and an appropriate proportion of overheads and borrowing costs directly attributable to the acquisition, construction or production of such equipment which necessarily takes a substantial period of time to get ready for its intended use.

1. PRINCIPAL ACCOUNTING POLICIES *(continued)*

d. Fixed assets *(continued)*

v. Other properties and fixed assets held for own use

Other properties and fixed assets held for own use are stated at cost less accumulated depreciation and provision for impairment loss.

vi. Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Group. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

vii. Gain or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss account on the date of retirement or disposal. On disposal of fixed assets other than investment properties, any related revaluation surplus is transferred from the revaluation reserve to retained profits.

e. Depreciation of fixed assets

i. Investment properties

No depreciation is provided in respect of investment properties with an unexpired lease term of more than 20 years since the valuation takes into account the state of each building at the date of valuation. Where the Group confidently anticipates being able to renew a lease upon its expiry, the renewable period is included in the unexpired term for this purpose. The carrying amount of investment properties with an unexpired lease term of 20 years or less is depreciated on a straight line basis over the remaining term of the lease.

ii. Properties under or held for redevelopment

No depreciation is provided on properties under or held for redevelopment.

iii. Hotel and club properties

No depreciation is provided on hotel and club properties on leases with 20 years or more to run at the balance sheet date or on their integral fixed plant. It is the Group's practice to maintain these assets in a continuous state of sound repair and to make improvements thereto from time to time and, accordingly, the Directors consider that, given the estimated lives of these assets and their residual values, any depreciation would be immaterial. Where the Group confidently anticipates being able to renew a lease upon its expiry, the renewable period is included in the unexpired term for this purpose. The carrying amount of hotel and club properties with an unexpired lease term of 20 years or less is depreciated on a straight line basis over the remaining term of the lease.

iv. Broadcasting and communications equipment

Depreciation is provided on a straight line basis on the cost of the equipment at rates determined by the estimated useful lives of the assets of two to 20 years.

v. Other properties and fixed assets held for own use

Depreciation is provided on the cost of the leasehold land of all other properties held for own use over the unexpired period of the lease. Construction costs of the buildings thereon are depreciated on a straight line basis at 2.5 per cent per annum.

Depreciation is provided on a straight line basis on the cost of other fixed assets held for own use at rates determined by the estimated useful lives of these assets of three to 25 years.

1. PRINCIPAL ACCOUNTING POLICIES *(continued)*

e. Depreciation of fixed assets *(continued)*

v. Other properties and fixed assets held for own use (continued)

Following a review undertaken during the year, the estimated useful lives of certain plant and equipment were revised with effect from January 1, 2002, resulting in a reduction in the Group's annual depreciation charge of approximately HK$76 million. The revised estimated useful lives of such plant and equipment have been changed from 15 years to 25 years as management considers that the extended lives better reflect the period during which these assets will generate economic benefits for the Group.

f. Impairment of assets

The carrying amounts of assets, other than properties carried at revalued amounts, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount exceeds the recoverable amount. Impairment losses are recognised as an expense in the consolidated profit and loss account.

i. Recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use.

ii. Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the consolidated profit and loss account in the year in which the reversals are recognised.

g. Investments in securities

i. Held-to-maturity securities are stated in the balance sheet at amortised cost less any provisions for diminution in value.

The carrying amounts of held-to-maturity securities are reviewed as at the balance sheet date in order to assess the credit risk and whether the carrying amounts are expected to be recovered. Provisions are made when carrying amounts are not expected to be fully recovered and are recognised as an expense in the consolidated profit and loss account for each security individually.

ii. Non-trading investments are stated in the balance sheet at fair value. Changes in fair value are recognised in the investments revaluation reserves until the investment is sold, collected, or otherwise disposed of, or until there is objective evidence that the investment is impaired, at which time the relevant cumulative gain or loss is transferred from the investments revaluation reserves to the consolidated profit and loss account.

Transfers from the investments revaluation reserves to the consolidated profit and loss account as a result of impairments are reversed when the circumstances and events that led to the impairment cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

1. PRINCIPAL ACCOUNTING POLICIES *(continued)*

g. Investments in securities *(continued)*

ii. Profits or losses on disposal of non-trading investments are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are recognised in the consolidated profit and loss account as they arise. On disposal of non-trading investments, the revaluation surplus or deficit previously taken to the investments revaluation reserves is also transferred to the consolidated profit and loss account for the year.

iii. Trading securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the consolidated profit and loss account as they arise.

h. Deferred items

i. Prepaid revenue expenses

Prepaid revenue expenses represent prepaid expenditure attributable to periods after more than one year.

ii. Programming library

Programming library consists of commissioned and acquired programming costs. The costs are amortised over the licence period or estimated period of use calculated on an individual programme basis, whereas the costs of in house programmes are written off as incurred.

i. Inventories

i. Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value. Cost is determined by apportionment of the total development costs, including borrowing costs capitalised, attributable to unsold units. Net realisable value is determined by the Directors, based on prevailing market conditions.

The amount of any write down of or provision for properties held for sale is recognised as an expense in the period the write down or loss occurs. The amount of any reversal of any write down or provision arising from an increase in net realisable value is recognised in the consolidated profit and loss account in the period in which the reversal occurs.

ii. Properties under development for sale

Properties under development for sale are classified as current assets and stated at the lower of cost and net realisable value. Cost includes the aggregate costs of development, borrowing costs capitalised and other direct expenses plus attributable profit, less pre-sales proceeds. Net realisable value is determined by the Directors, based on prevailing market conditions.

The amount of any write down of or provision for properties under development for sale is recognised as an expense in the period the write down or loss occurs. The amount of any reversal of any write down or provision arising from an increase in net realisable value is recognised in the consolidated profit and loss account in the period in which the reversal occurs.

Pre-sale proceeds received and receivable from the purchasers of the properties under development for sale are set off against inventories in the balance sheet. Profit on pre-sale of properties under development for sale is recognised over the course of the development and is calculated each year as a proportion of the total estimated profit to completion; the proportion used being the lower of the proportion of construction costs incurred at the balance sheet date to estimated total construction costs and the proportion of sales proceeds received and receivable at the balance sheet date to total estimated sales.

1. PRINCIPAL ACCOUNTING POLICIES *(continued)*

i. Inventories *(continued)*

ii. Properties under development for sale (continued)

Borrowing costs relating to properties under development for sale are capitalised up to the date of practical completion.

iii. Spare parts and consumables

Spare parts and consumables are stated at the lower of cost and net realisable value. Cost comprises all costs of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location. Net realisable value is determined by the Directors, based on the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

j. Cash and cash equivalents

The Group defines cash and cash equivalents as cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, which were within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

k. Foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary foreign currency balances and the balance sheets of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. The profit and loss accounts of overseas subsidiaries are translated into Hong Kong dollars at weighted average exchange rates for the year. Differences arising from the translation of the accounts of overseas subsidiaries are dealt with in capital reserves and those arising from the financing of properties under development by foreign currency borrowings are capitalised as part of the development costs. All other exchange differences are dealt with in the consolidated profit and loss account. On disposal of an overseas subsidiary, the cumulative amount of the exchange differences which relate to that overseas subsidiary is included in the calculation of the profit or loss on disposal.

Forward foreign exchange contracts and swaps entered into as hedges against foreign currency assets and liabilities are revalued at the balance sheet date at the exchange rates ruling at that date. Realised gains and losses on currency hedging transactions are offset against gains and losses resulting from currency fluctuations inherent in the underlying foreign currency assets and liabilities. Unrealised gains and losses on foreign exchange rate contracts and swaps designated as hedges are included under the same classification as the assets and liabilities which they hedge. Gains and losses on foreign exchange contracts and swaps not entered into for hedging purposes are dealt with in the consolidated profit and loss account.

l. Assets held for use in operating leases

Where the group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in note 1(e) above. Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies, as set out in note 1(m) (i) below.

1. PRINCIPAL ACCOUNTING POLICIES *(continued)*

m. Recognition of revenue

i. Rental income under operating leases is recognised in the consolidated profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives granted are recognised in the consolidated profit and loss account as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

ii. Income from sale of completed property is recognised upon completion of the sales agreements.

iii. Income from pre-sale of properties under development is recognised by reference to the stage of completion over the course of development (see note 1 (i) (ii)).

iv. Income from communications, media and entertainment operations, logistics operations and hotels operations is recognised at the time when the services are provided.

v. Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.

Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

vi. Interest income is accrued on a time-apportioned basis by reference to the principal outstanding and the rate applicable.

vii. Interest income from dated debt securities intended to be held to maturity is recognised as it accrues, as adjusted by the amortisation of the premium or discount on acquisition, so as to achieve a constant rate of return over the period from the date of purchase to the date of maturity.

viii. Deferred revenue
Income received in advance attributable to long term service contracts is deferred and recognised over the contract period on a straight line basis.

n. Borrowing costs

Borrowing costs are expensed in the consolidated profit and loss account in the year in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset are being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

1. PRINCIPAL ACCOUNTING POLICIES *(continued)*

o. Deferred taxation

Deferred taxation is calculated at the current tax rate under the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure which are expected with reasonable probability to crystallise in the foreseeable future.

Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

p. Related parties

For the purposes of these accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

q. Provisions

Provisions are recognised for liabilities of uncertain timing or amount when the Company or the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

r. Segment reporting

A segment is a distinguishable component of the Group that is engaged in providing products or services (business segment), or in providing products, or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group companies within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing borrowings, corporate and financing expenses.

1. PRINCIPAL ACCOUNTING POLICIES *(continued)*

s. Employee benefits

i. The Group operates the following principal pension schemes:–

Defined contribution schemes

Contributions to the schemes are expensed as incurred and may be reduced by contributions forfeited by those employees who leave the schemes prior to vesting fully in the contributions. The assets of the schemes are held separately from those of the Group in independently administered funds.

Mandatory provident funds

Contributions to the Mandatory Provident Fund as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance are charged to the consolidated profit and loss account when incurred.

Defined benefit schemes

The Group's net obligation in respect of defined benefit pension schemes is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any scheme assets is deducted. The discount rate is the yield at balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by an independent qualified actuary using the projected unit credit method.

When the benefits of a scheme are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in consolidated profit and loss account on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the consolidated profit and loss account.

In calculating the Group's obligation in respect of a scheme, to the extent that any cumulative unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of scheme assets, that portion is recognised in the consolidated profit and loss account over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

Where the calculation of the Group's net obligation results in a negative amount, the asset recognised is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the scheme or reductions in future contributions to the scheme.

ii. Equity compensation benefits

When the Group grants employees options to acquire shares of the Company, the option exercise price must be at least the higher of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant; and (ii) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant and no employee benefit cost or obligation is recognised at that time. When the options are exercised, shareholders' equity is increased by the amount of the proceeds received.

iii. Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

2. SEGMENT INFORMATION

a. Business segments

i. Revenue and results

	Segment revenue		Segment results	
	2002 *HK$ Million*	2001 *HK$ Million* Restated	2002 *HK$ Million*	2001 *HK$ Million* Restated
Property investment	4,442	4,351	3,125	2,964
Hong Kong	3,674	3,583	2,874	2,780
China	152	125	28	12
Hotels	616	643	223	172
Communications, media and entertainment ("CME")	3,435	3,157	429	312
Pay television	1,711	1,595	332	349
Internet and multimedia	450	336	9	(50)
i-CABLE	2,161	1,931	341	299
Telecommunications	1,117	1,089	53	8
Others	157	137	35	5
Logistics	3,203	3,280	1,838	1,795
Terminals	2,785	2,918	1,691	1,700
Other logistics business	418	362	147	95
	11,080	10,788	5,392	5,071
Property development	214	827	(9)	(88)
Investment and others	308	357	202	314
Inter-segment revenue (Note)	(269)	(247)	–	–
	11,333	11,725	5,585	5,297
Unallocated income and expenses			(244)	(245)
Operating profit			5,341	5,052
Borrowing costs			(755)	(1,106)
Net other charges				
Property development			(285)	339
Investment and others			(149)	(438)
Associates				
Property development			(505)	(298)
Investment and others			10	17
Profit before taxation			3,657	3,566

Property investment included gross rental income from investment properties of HK$2,901 million (2001: HK$2,804 million).

2. SEGMENT INFORMATION *(continued)*

a. Business segments *(continued)*

Note: Inter-segment revenue eliminated on consolidation includes:

	2002 *HK$ Million*	2001 *HK$ Million* Restated
Property investment	101	102
CME	119	95
Pay television	37	35
Internet and multimedia	4	1
i-CABLE	41	36
Telecommunications	43	35
Others	35	24
Logistics	16	16
Investment and others	33	34
	269	247

ii. Assets and liabilities

	Assets		Liabilities	
	2002 *HK$ Million*	2001 *HK$ Million* Restated	2002 *HK$ Million*	2001 *HK$ Million* Restated
Property investment	59,276	65,452	7,566	7,148
Hong Kong	50,935	57,105	6,257	6,564
China	4,883	4,609	1,184	469
Hotels	3,458	3,738	125	115
CME	5,996	5,890	1,616	3,330
Pay television	1,620	1,727	786	2,351
Internet and multimedia	948	886	265	279
i-CABLE	2,568	2,613	1,051	2,630
Telecommunications	3,363	3,148	530	667
Others	65	129	35	33
Logistics	5,633	5,277	1,503	1,187
Terminals	5,415	4,659	1,458	1,141
Other logistics business	218	618	45	46
	70,905	76,619	10,685	11,665
Property development	6,108	6,151	92	273
Unallocated	4,301	7,494	18,095	19,951
Inter-group transactions	(300)	(1,800)	(300)	(1,800)
Total assets/liabilities	81,014	88,464	28,572	30,089

Unallocated items mainly comprise financial and corporate assets, interest-bearing borrowings, corporate and financing expenses.

Included in the property development segment is the Group's share of property under development undertaken by associates of HK$3,241 million (2001: HK$3,276 million).

2. SEGMENT INFORMATION *(continued)*

a. Business segments *(continued)*

iii. Other information	Capital expenditure		Depreciation and amortisation	
	2002 *HK$ Million*	2001 *HK$ Million* Restated	2002 *HK$ Million*	2001 *HK$ Million* Restated
Property investment	336	354	87	71
Hong Kong	181	221	36	36
China	120	99	20	6
Hotels	35	34	31	29
CME	1,326	1,552	929	759
Pay television	443	417	450	388
Internet and multimedia	201	286	202	143
i-CABLE	644	703	652	531
Telecommunications	678	841	277	210
Others	4	8	–	18
Logistics	512	682	192	256
Terminals	502	674	172	236
Other logistics business	10	8	20	20
Total capital expenditure/ depreciation and amortisation	2,174	2,588	1,208	1,086

The Group has no significant non-cash expenses other than depreciation and amortisation.

b. Geographical segment

During the year, more than 90 per cent of the operations and assets and liabilities of the Group in terms of the above items was in Hong Kong.

3. OPERATING PROFIT

a. Operating profit is arrived at after charging:

	2002 *HK$ Million*	2001 *HK$ Million*
Depreciation		
– assets held for use under operating leases	74	45
– other assets	941	901
Amortisation of prepaid expenses and programming library	171	118
Amortisation of goodwill	22	22
Staff costs	1,983	1,987
including:		
Contributions to defined contribution pension schemes including MPF schemes	77	88
Increase in liability for defined benefit pension schemes (Note 30)	–	35
Auditors' remuneration	9	9
Cost of properties sold during the year	204	869
and crediting:		
Rental income less direct outgoings, including contingent rentals HK$58 million (2001: HK$72 million)	3,050	2,977
Interest income	166	246
Dividend income from listed investments	46	41
Dividend income from unlisted investments	109	35

b. Directors' emoluments

	2002 *HK$ Million*	2001 *HK$ Million*
Fees	1	–
Basic salaries, housing and other allowances, and benefits in kind	21	13
Deemed profit on share option exercise	3	3
Contributions to pension schemes	–	1
Discretionary bonuses and/or performance related bonuses	13	13
Compensation for loss of office	–	–
Inducement for joining the Group	–	–
	38	30

For the year under review, total emoluments (including any reimbursement of expenses) amounting to HK$0.3 million (2001: HK$0.1 million), being wholly in the form of Directors' fees, were paid/payable to Independent Non-executive Directors of the Company.

3. OPERATING PROFIT *(continued)*

b. Directors' emoluments *(continued)*

The emoluments in respect of the year ended December 31, 2002 of all the Directors of the Company in office during the year were in the following ranges:–

Bands (in HK$)	2002 *Number*	2001 *Number*
Not more than $1,000,000	12	8
$1,500,001 – $2,000,000	–	1
$2,000,001 – $2,500,000	2	–
$2,500,001 – $3,000,000	1	–
$3,000,001 – $3,500,000	1	2
$4,000,001 – $4,500,000	–	1*
$6,000,001 – $6,500,000	1	–
$7,500,001 – $8,000,000	1	1
$9,500,001 – $10,000,000	–	1*
$12,500,001 – $13,000,000	1*	–
	19	14

Note: The emoluments of Directors in the band marked * above include deemed profit on share option exercise totalling HK$2.6 million (2001: HK$2.9 million).

c. Emoluments of the highest paid employees

Set out below are analyses of the emoluments (excluding amounts, if any, paid or payable by way of commissions on sales generated by the employees concerned) for the year ended December 31, 2002 of two employees (2001: one) of the Group who, not being a Director of the Company, are among the top five highest paid individuals (including Directors of the Company and other employees of the Group) employed by the Group.

Aggregate emoluments	2002 *HK$ Million*	2001 *HK$ Million*
Basic salaries, housing and other allowances, and benefits in kind	5	3
Contributions to pension schemes	–	–
Discretionary bonuses and/or performance related bonuses	2	1
Compensation for loss of office	–	–
Inducement for joining the Group	–	–
Total	7	4

Bands (in HK$)	2002 *Number*	2001 *Number*
$3,000,001 – $3,500,000	1	–
$3,500,001 – $4,000,000	1	1
	2	1

4. OTHER NET LOSS

Other net loss represents a net loss on disposal of investments (2001: net loss on disposal of investments and loss on sale of an associate).

5. BORROWING COSTS

	2002 *HK$ Million*	2001 *HK$ Million*
Interest on:–		
Bank loans and overdrafts	362	622
Other loans repayable within five years	390	475
Other loans repayable after more than five years	–	168
Other borrowing costs	97	30
	849	1,295
Less: Amount capitalised *	(94)	(189)
Net borrowing costs for the year	755	1,106

* The borrowing costs have been capitalised at annual rates of between 3.1% to 5.1% (2001: 3.6% to 7.6%).

6. NET OTHER CHARGES

	2002 *HK$ Million*	2001 *HK$ Million*
Net provisions for impairment in value of non-trading investments	(73)	(438)
Net (charge)/write-back of provisions for properties held for development and for sale	(285)	339
Provision for diminution in value of listed debt securities	(19)	–
Others	(57)	–
	(434)	(99)

Net provisions for impairment in value of non-trading investments include a deficit of HK$58 million (2001: HK$358 million) transferred from the investments revaluation reserves in accordance with the Group's accounting policy on accounting for investments in securities.

7. TAXATION

a. The provision for Hong Kong profits tax is based on the profit for the year as adjusted for tax purposes at the rate of 16 per cent (2001: 16 per cent).

b. Overseas taxation is calculated at rates of tax applicable in countries in which the Group is assessed for tax.

c. Taxation in the consolidated profit and loss account represents:–

	2002 *HK$ Million*	2001 *HK$ Million*
Hong Kong profits tax for the year	556	409
Underprovision in respect of prior years	108	–
Overseas taxation for the year	4	2
Deferred taxation (Note 28a)	12	(11)
	680	400
Share of associates' Hong Kong profits tax for the year	2	3
	682	403

d. None of the taxation payable in the balance sheet is expected to be settled after more than one year.

8. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Profit attributable to shareholders for the year is dealt with in the accounts of the Company to the extent of HK$1,372 million (2001: HK$2,016 million).

9. DIVIDENDS

a. Dividends attributable to the year

	2002 *HK$ Million*	2001 *HK$ Million*
Interim dividend declared and paid of 28 cents (2001: 28 cents) per share	685	685
Final dividend of 28 cents proposed after the balance sheet date (2001: 50 cents) per share	685	1,223
	1,370	1,908

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

b. Dividends attributable to the previous financial year, approved and paid during the year

	2002 *HK$ Million*	2001 *HK$ Million*
Final dividend in respect of the previous financial year, approved and paid during the year, of 50 cents (2001: 50 cents) per share	1,223	1,223

10. EARNINGS PER SHARE

The calculation of earnings per share is based on the earnings for the year of HK$2,303 million (2001: HK$2,519 million) and the weighted average of 2,447 million ordinary shares (2001: 2,446 million ordinary shares) in issue during the year.

The calculation of diluted earnings per share is based on earnings for the year of HK$2,303 million (2001: HK$2,519 million) and the weighted average of 2,447 million ordinary shares (2001: 2,446 million ordinary shares) after adjusting for the effects of all dilutive potential ordinary shares.

The existence of unexercised options during the year ended December 31, 2002 (see Note 25) has no material dilutive effect on the calculation of diluted earnings per share for the year ended December 31, 2002.

11. CHANGES IN ACCOUNTING POLICIES

a. **SSAP 1 (Revised) "Presentation of financial statements"**
With effect from January 1, 2002, the consolidated statement of recognised gains and losses has been replaced by the consolidated statement of changes in equity.

b. **SSAP 11 (Revised) "Foreign currency translation"**
In prior years, the profit and loss accounts of foreign enterprises were translated at the exchange rates ruling at the balance sheet date. With effect from January 1, 2002, these are translated into Hong Kong dollars at the weighted average exchange rates during the year. The effect of such change is not material to the accounts.

c. **SSAP 15 (Revised) "Cash flow statement"**
With effect from January 1, 2002, with the introduction of SSAP 15 (Revised) "Cash flow statements", a revised classification of activities from which cash flows are derived has been made and the Group defines cash and cash equivalents as cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, which were within three months of maturity at acquisition.

In prior years, for the purpose of preparing the consolidated cash flow statement, cash equivalents were shown net of advances from banks repayable within three months from the date of advance. By adoption of the revised SSAP 15, bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement. The accounting policy has been adopted retrospectively. In adjusting prior year's figures, cash and cash equivalents as at January 1, 2001 and 2002 were restated and increased by HK$2 million and HK$10 million respectively. In addition, certain presentational changes have been made on adoption of SSAP 15 (Revised).

d. **SSAP 34 "Employee benefits"**
Defined benefit pension schemes provide benefits to the employees based on their final pay and number of years of service. In prior years, contributions to defined benefit pension schemes were charged against profit and loss account in the period in which they were payable to the schemes. The contributions were determined based on the value of the schemes' assets and estimates of the effects of future events on the actuarial present value of accrued pension obligations and were determined by a qualified actuary on the basis of triennial valuations using the attained age method. The assets of the schemes are held separately from those of the Group in independently administered funds.

With effect from January 1, 2002, in order to comply with Statement of Standard Accounting Practice 34 issued by the Hong Kong Society of Accountants, the Group has adopted a new policy for defined benefit pension schemes as set out in note 1(s). The new accounting policy has been adopted prospectively, with the effect of the adoption on the opening balance of retained profits recognised on a straight-line basis over a maximum of five years from January 1, 2002. The transitional net assets recognised during the year 2002 was HK$31 million.

12. FIXED ASSETS

	Group					
	Investment properties *HK$ Million*	Properties under or held for redevelopment *HK$ Million*	Hotel and club properties *HK$ Million*	Broadcasting & communications equipment *HK$ Million*	Other properties and fixed assets *HK$ Million*	Total *HK$ Million*
a. Cost or valuation						
Balance at January 1, 2002	57,147	4,242	3,643	7,451	8,712	81,195
Additions	–	651	–	1,016	416	2,083
Disposals	–	–	–	(80)	(52)	(132)
Reclassification	1,117	(1,089)	–	(71)	–	(43)
Written off	–	–	–	–	(15)	(15)
Provisions for impairment	–	(230)	–	–	–	(230)
Revaluation deficits	(5,891)	–	(304)	–	–	(6,195)
Balance at December 31, 2002	52,373	3,574	3,339	8,316	9,061	76,663
Accumulated depreciation						
Balance at January 1, 2002	–	–	–	2,941	3,809	6,750
Charge for the year	–	–	12	659	344	1,015
Written back on disposals	–	–	–	(76)	(42)	(118)
Reclassification	–	–	–	(1)	–	(1)
Written off	–	–	–	–	(15)	(15)
Revaluation deficits	–	–	(12)	–	–	(12)
Balance at December 31, 2002	–	–	–	3,523	4,096	7,619
Net book value						
at December 31, 2002	52,373	3,574	3,339	4,793	4,965	69,044
at December 31, 2001	57,147	4,242	3,643	4,510	4,903	74,445
b. The analysis of cost or valuation of the above assets is as follows:–						
2002 valuation	52,373	–	3,339	–	–	55,712
1994 valuation	–	288	–	–	–	288
Cost less provisions	–	3,286	–	8,316	9,061	20,663
	52,373	3,574	3,339	8,316	9,061	76,663

If the hotel and club properties had not been revalued, the carrying value of these assets on the basis of cost less accumulated depreciation would be HK$354 million (2001: HK$366 million).

12. FIXED ASSETS *(continued)*

	Group					
	Investment properties *HK$ Million*	Properties under or held for redevelopment *HK$ Million*	Hotel and club properties *HK$ Million*	Broadcasting & communications equipment *HK$ Million*	Other properties and fixed assets *HK$ Million*	Total *HK$ Million*
c. Tenure of title to properties (at cost or valuation):–						
Held in Hong Kong						
Long lease	39,746	342	3,291	–	3	43,382
Medium lease	8,926	2,136	–	–	4,498	15,560
Short lease	–	–	48	–	1	49
	48,672	2,478	3,339	–	4,502	58,991
Held outside Hong Kong						
Freehold	19	–	–	–	–	19
Long lease	–	–	–	–	11	11
Medium lease	3,682	1,096	–	–	–	4,778
	52,373	3,574	3,339	–	4,513	63,799

d. Properties revaluation
The Group's investment properties together with its hotel and club properties have been revalued as at December 31, 2002 by Chesterton Petty Limited, an independent firm of professional surveyors, on an open market value basis, after taking into consideration the net income allowing for reversionary potential.

Certain properties under or held for redevelopment were valued at December 31, 1994 by Chesterton Petty Limited, an independent firm of professional surveyors, on an open market value basis, after taking into account the development potential of the properties where appropriate.

The surplus or deficit arising on revaluation less minority interests is dealt with in capital reserves.

e. Impairment of fixed assets
The value of properties, other than investment properties and hotel and club properties which are revalued annually, is assessed at each balance sheet date for indications of impairment with reference to valuations undertaken by management. Such valuations assess the recoverable amount of each property based on its value in use (using relevant discount rates) or on its net selling price (by reference to market prices), depending upon the anticipated future plans for the property. As a consequence of this exercise, at December 31, 2002 impairment losses of HK$230 million were recognised in the consolidated profit and loss account principally to reflect the current prevailing property market conditions (2001: write back of impairment losses of HK$379 million and impairment losses of HK$52 million).

f. The gross amounts of fixed assets of the Group held for use in operating leases were HK$53,234 million (2001: HK$58,400 million).

g. The Group leases out properties under operating leases, which generally run for an initial period of two to six years, with an option to renew the lease after that date at which time all terms are renegotiated. Lease payments may be varied periodically to reflect market rentals and may contain a contingent rental element which is based on various percentages of tenants' sales receipts.

12. FIXED ASSETS *(continued)*

h. The Group's total future minimum lease income under non-cancellable operating leases is receivable as follows:–

	Group	
	2002 *HK$ Million*	2001 *HK$ Million*
Within 1 year	2,914	3,006
After 1 year but within 5 years	3,099	3,300
After 5 years	124	47
	6,137	6,353

13. INVESTMENTS IN SUBSIDIARIES

	Company	
	2002 *HK$ Million*	2001 *HK$ Million*
Unlisted shares, at cost less provision	7,376	20,682
Amounts due from subsidiaries	36,819	35,271
	44,195	55,953
Amounts due to subsidiaries	(31,525)	(43,151)
	12,670	12,802

Details of principal subsidiaries at December 31, 2002 are shown on pages 112 and 113.

The amounts due to and from subsidiaries are non-current as these are not expected to be paid within the next twelve months.

14. GOODWILL

	Group *HK$ Million*
Cost	
Balance at January 1, 2002	441
Addition through acquisition of subsidiaries	–
Balance at December 31, 2002	441
Amortisation	
Balance at January 1, 2002	(22)
Charge for the year	(22)
Balance at December 31, 2002	(44)
Carrying amount	
At December 31, 2002	397
At December 31, 2001	419

15. LONG TERM DEPOSITS

The Group has placed deposits with a financial institution maturing in 2003 and 2006 at a margin above market rates. The deposits are credit-linked to investment grade debt securities, either issued by the Group or other corporations. Deposits maturing in 2003 which amount to HK$468 million have been classified as deposits and cash within current assets.

16. INTEREST IN ASSOCIATES

	Group	
	2002 *HK$ Million*	2001 *HK$ Million*
Share of net tangible assets	(1,047)	(455)
Amounts due from associates	4,451	3,883
Amounts due to associates	(37)	(39)
	3,367	3,389

Details of principal associates at December 31, 2002 are shown on page 113.

The amounts due to and from associates are non-current as these are not expected to be paid within the next twelve months.

Included in the amount due from associates are loans totalling HK$4,332 million (2001: HK$3,697 million) advanced to certain associates involved in the Sorrento and Bellagio property developments projects, of which HK$1,925 million (2001: HK$1,730 million) is interest bearing and HK$2,407 million (2001: HK$1,967 million) is interest-free. The annual interest rates are determined by the shareholders of the associate with reference to prevailing market rates which were between 2.8% and 4.0% for the current year (2001: 3.6% to 7.4%). The loans are unsecured and are repayable as may from time to time be agreed among the shareholders.

17. LONG TERM INVESTMENTS

	Group	
	2002 *HK$ Million*	2001 *HK$ Million*
Non-trading investments		
Equity securities		
Listed in Hong Kong	701	474
Listed outside Hong Kong	445	524
	1,146	998
Unlisted	32	90
	1,178	1,088
Market value of listed securities	1,146	998

18. DEFERRED DEBTORS

Deferred debtors represent receivables due after more than one year.

19. DEFERRED ITEMS

	Group	
	2002 *HK$ Million*	2001 *HK$ Million*
Prepaid revenue expenses	305	322
Defined benefit pension scheme assets (Note 30)	14	–
Programming library	149	211
	468	533

20. INVENTORIES

	Group	
	2002 *HK$ Million*	2001 *HK$ Million*
Properties under development for sale, less pre-sale proceeds received and receivable	2,144	1,996
Properties held for sale	632	751
Spare parts and consumables	109	135
	2,885	2,882

The properties under development for sale are expected to be completed and recovered after more than one year.

The amount of properties held for sale/under development for sale carried at net realisable value is HK$995 million (2001: HK$827 million).

21. TRADE AND OTHER RECEIVABLES

Included in this item are trade debtors (net of provision for bad and doubtful debts) with an ageing analysis as at December 31, 2002 as follows:–

	Group		Company	
	2002 *HK$ Million*	2001 *HK$ Million*	2002 *HK$ Million*	2001 *HK$ Million*
0 – 30 days	398	442	–	–
31 – 60 days	164	157	–	–
61 – 90 days	34	41	–	–
Over 90 days	43	52	–	–
	639	692	–	–

The Group has a defined credit policy. The general credit terms allowed range from 0 to 60 days, except for pre-sale proceeds of properties under development, which are receivable upon completion of the properties under development.

22. PLEDGED DEPOSITS

Deposits are pledged as security for certain bonds and notes.

23. TRADE AND OTHER PAYABLES

Included in this item are trade creditors with an ageing analysis as at December 31, 2002 as follows:–

	Group		Company	
	2002 *HK$ Million*	2001 *HK$ Million*	2002 *HK$ Million*	2001 *HK$ Million*
0 – 30 days	218	745	–	–
31 – 60 days	100	99	–	–
61 – 90 days	64	74	–	–
Over 90 days	153	311	–	–
	535	1,229	–	–

24. SHORT TERM LOANS AND OVERDRAFTS

	Group		Company	
	2002 *HK$ Million*	2001 *HK$ Million*	2002 *HK$ Million*	2001 *HK$ Million*
US dollar floating rate notes	2,743	–	–	–
HK dollar floating rate notes	1,049	1,417	–	–
HK dollar fixed rate notes	665	–	–	–
Secured bank loans	37	91	–	–
Unsecured bank loans and overdrafts	1,778	5,346	121	314
Unsecured other loans	–	20	–	–
	6,272	6,874	121	314

25. SHARE CAPITAL

	2002 No. of shares *Million*	2001 No. of shares *Million*	2002 *HK$ Million*	2001 *HK$ Million*
Authorised				
Ordinary shares of HK$1 each	3,600	3,600	3,600	3,600
Issued and fully paid				
Balance at January 1	2,447	2,446	2,447	2,446
Exercise of share options	–	1	–	1
Balance at December 31	2,447	2,447	2,447	2,447

Executive share incentive scheme

As at December 31, 2002, options to subscribe for 2.6 million (2001: 3.3 million) ordinary shares of the Company at prices ranging from HK$19.0 to HK$25.0 (2001: HK$12.0 to HK$25.0) per share granted to a number of executives under the Company's executive share incentive scheme were unexercised. These options are exercisable before July 31, 2006.

During the year, options were exercised to subscribe for 722,000 (2001: 480,000) ordinary shares of HK$1.00 each at a consideration between HK$12.0 and HK$19.0 (2001: between HK$9.5 and HK$19.0) per share.

26. RESERVES

	Share premium *HK$ Million*	Capital redemption reserve *HK$ Million*	Investment properties revaluation reserves *HK$ Million*	Investments revaluation reserves *HK$ Million*	Other capital reserves *HK$ Million*	Revenue reserves *HK$ Million*	Total *HK$ Million*
a. The Group							
i. Company and subsidiaries							
Balance at January 1, 2001	7,730	7	40,517	(390)	(298)	8,052	55,618
Dividends approved in respect of the previous year (Note 9b)	–	–	–	–	–	(1,223)	(1,223)
Exercise of share options	5	–	–	–	–	–	5
Goodwill written off on disposal of an associate	–	–	–	–	301	–	301
Transferred to the profit and loss account on disposal of non-trading investments	–	–	–	107	–	–	107
Transferred to the profit and loss account on impairment of non-trading investments	–	–	–	358	–	–	358
Revaluation deficit							
– investment properties	–	–	(4,361)	–	–	–	(4,361)
– other properties	–	–	–	–	(244)	–	(244)
– non-trading investments	–	–	–	(85)	–	–	(85)
Others	–	–	–	–	6	–	6
Profit for the year	–	–	–	–	–	2,859	2,859
Dividends declared in respect of the current year (Note 9a)	–	–	–	–	–	(685)	(685)
Balance at December 31, 2001 and January 1, 2002	7,735	7	36,156	(10)	(235)	9,003	52,656

26. RESERVES *(continued)*

	Share premium *HK$ Million*	Capital redemption reserve *HK$ Million*	Investment properties revaluation reserves *HK$ Million*	Investments revaluation reserves *HK$ Million*	Other capital reserves *HK$ Million*	Revenue reserves *HK$ Million*	Total *HK$ Million*
a. The Group *(continued)*							
i. Company and subsidiaries *(continued)*							
Balance at December 31, 2001 and January 1, 2002	7,735	7	36,156	(10)	(235)	9,003	52,656
Dividends approved in respect of the previous year (Note 9b)	–	–	–	–	–	(1,223)	(1,223)
Exercise of share options	7	–	–	–	–	–	7
Transferred to the profit and loss account on disposal of non-trading investments	–	–	–	7	–	–	7
Transferred to the profit and loss account on impairment of non-trading investments	–	–	–	58	–	–	58
Revaluation deficit							
– investment properties	–	–	(5,858)	–	–	–	(5,858)
– other properties	–	–	–	–	(219)	–	(219)
– non-trading investments	–	–	–	(284)	–	–	(284)
Others	–	–	–	–	(28)	–	(28)
Profit for the year	–	–	–	–	–	2,800	2,800
Dividends declared in respect of the current year (Note 9a)	–	–	–	–	–	(685)	(685)
Balance at December 31, 2002	7,742	7	30,298	(229)	(482)	9,895	47,231
					(Note)		

Note: Included in other capital reserves of the Group are other properties revaluation reserves totalling HK$2,514 million (2001: HK$2,733 million).

26. RESERVES *(continued)*

	Share premium *HK$ Million*	Capital redemption reserve *HK$ Million*	Investment properties revaluation reserves *HK$ Million*	Investments revaluation reserves *HK$ Million*	Other capital reserves *HK$ Million*	Revenue reserves *HK$ Million*	Total *HK$ Million*
a. The Group *(continued)*							
ii. Associates							
Balance at January 1, 2001	–	–	–	13	–	(127)	(114)
Transferred to the profit and loss account on disposal of non-trading investments	–	–	–	(2)	–	–	(2)
Revaluation deficit – non-trading investments	–	–	–	(2)	–	–	(2)
Loss absorbed for the year	–	–	–	–	–	(340)	(340)
Balance at December 31, 2001 and January 1, 2002	–	–	–	9	–	(467)	(458)
Revaluation deficit – non-trading investments	–	–	–	(10)	–	–	(10)
Loss absorbed for the year	–	–	–	–	–	(497)	(497)
Balance at December 31, 2002	–	–	–	(1)	–	(964)	(965)
Total reserves							
At December 31, 2002	7,742	7	30,298	(230)	(482)	8,931	46,266
At December 31, 2001	7,735	7	36,156	(1)	(235)	8,536	52,198

26. RESERVES *(continued)*

	Share premium *HK$ Million*	Capital redemption reserve *HK$ Million*	Other capital reserves *HK$ Million*	Revenue reserves *HK$ Million*	Total *HK$ Million*
b. The Company					
Balance at January 1, 2001	7,730	7	306	2,930	10,973
Exercise of share options	5	–	–	–	5
Dividends approved in respect of the previous year (Note 9b)	–	–	–	(1,223)	(1,223)
Profit for the year	–	–	–	2,016	2,016
Dividends declared in respect of the current year (Note 9a)	–	–	–	(685)	(685)
Balance at December 31, 2001 and January 1, 2002	7,735	7	306	3,038	11,086
Exercise of share options	7	–	–	–	7
Dividend approved in respect of the previous year (Note 9b)	–	–	–	(1,223)	(1,223)
Profit for the year	–	–	–	1,372	1,372
Dividend declared in respect of the current year (Note 9a)	–	–	–	(685)	(685)
Balance at December 31, 2002	7,742	7	306	2,502	10,557

Reserves of the Company available for distribution to shareholders at December 31, 2002 amounted to HK$2,502 million (2001: HK$3,038 million).

The application of the share premium account and capital redemption reserves are governed by Section 48B and Section 49 of the Hong Kong Companies Ordinance respectively. The revaluation reserves have been set up and will be dealt with in accordance with the accounting policies adopted for the revaluation of investment properties, hotel and club properties and non-trading securities.

After the balance sheet date the Directors proposed a final dividend of 28 cents per share (2001: 50 cents per share) amounting to HK$685 million (2001: HK$1,223 million). This dividend has not been recognised as a liability at the balance sheet date.

27. LONG TERM LOANS

	Group		Company	
	2002 *HK$ Million*	2001 *HK$ Million*	2002 *HK$ Million*	2001 *HK$ Million*
Bonds and notes (secured and due May 15, 2003)				
US dollar floating rate notes	2,743	2,743	–	–
HK dollar floating rate notes	1,049	1,049	–	–
HK dollar fixed rate notes	665	665	–	–
	4,457	4,457	–	–
Bonds and notes (unsecured)				
HK dollar floating rate notes due July 16, 2002	–	1,417	–	–
HK dollar guaranteed notes due March 15, 2004	500	500	–	–
HK dollar fixed rate notes due June 7, 2004	300	–	–	–
HK dollar fixed rate notes due June 7, 2005	300	–	–	–
US dollar notes due November 1, 2004	1,560	1,560	–	–
US dollar notes due March 13, 2007	2,730	2,730	–	–
	5,390	6,207	–	–
Bank loans (secured)				
Due within 1 year	37	91	–	–
Due after more than 1 year but not exceeding 2 years	28	–	–	–
Due after more than 2 years but not exceeding 5 years	508	287	–	–
	573	378	–	–
Bank loans (unsecured)				
Due within 1 year	1,778	5,346	121	314
Due after more than 1 year but not exceeding 2 years	5,253	406	–	–
Due after more than 2 years but not exceeding 5 years	5,202	7,079	–	–
	12,233	12,831	121	314
Other loans (unsecured)				
Due within 1 year	–	20	–	–
	–	20	–	–
Total loans	22,653	23,893	121	314
Less: Amounts due within 1 year (Note 24)	(6,272)	(6,874)	(121)	(314)
Total long term loans	16,381	17,019	–	–

27. LONG TERM LOANS *(continued)*

a. As at December 31, 2002, the Group's net debts, representing the total loans less deposits, listed debt securities and cash, are analysed as follows:–

	2002 *HK$ Million*	2001 *HK$ Million*
Secured	**5,030**	4,835
Bonds and notes	**4,457**	4,457
Bank loans	**573**	378
Unsecured	**17,623**	19,058
Bonds and notes	**5,390**	6,207
Bank loans and other loans	**12,233**	12,851
Total loans	**22,653**	23,893
Long term deposits	**(156)**	(468)
Listed debt securities	**(525)**	(514)
Deposits and cash	**(1,225)**	(2,852)
Pledged deposits	**(293)**	(288)
	20,454	19,771

b. As the Group's borrowings are primarily denominated in Hong Kong and US dollars and the US dollar loans have been effectively swapped into Hong Kong dollar loans by forward exchange contracts, there is no significant exposure to foreign exchange rate fluctuations.

c. Over 90% of the bonds and notes either bear interest at floating rates or have been swapped to floating rates determined by reference to the Hong Kong Interbank Offered Rate or the London Interbank Offered Rate.

d. Included in the Group's total loans are bank loans totaling HK$1,327 million borrowed by two non-wholly owned subsidiaries, Modern Terminals Limited and i-CABLE Communications Limited (2001: HK$992 million borrowed by Modern Terminals Limited and Harbour Centre Development Limited). These loans are without recourse to the Company and other subsidiaries.

e. The banking facilities of the Group are secured by mortgages over certain investment properties with carrying value of HK$17,923 million (2001: HK$19,171 million).

28. DEFERRED TAXATION

a. Movements on deferred taxation comprise:–

	Group	
	2002 *HK$ Million*	2001 *HK$ Million*
Balance at January 1	467	478
Transfer to the profit and loss account (Note 7c)	12	(11)
Balance at December 31	479	467

b. Major components of deferred taxation are set out below:–

	Group			
	2002		2001	
	Provided *HK$ Million*	Potential liabilities/ (assets) unprovided *HK$ Million*	Provided *HK$ Million*	Potential liabilities/ (assets) unprovided *HK$ Million*
Depreciation allowances in excess of the related depreciation	479	671	467	821
Unutilised tax losses	–	(1,618)	–	(1,618)
Others	–	(118)	–	(110)
	479	(1,065)	467	(907)

The major part of the unprovided potential liabilities represents the maximum taxation arising from balancing charges in the event of a future realisation of investment and other properties at an amount equal to the valuations or carrying values recorded in the balance sheet.

The deferred tax assets arising from the Group's unutilised tax losses have not been recognised in the accounts as it is not certain that the future benefits thereof will crystallise in the foreseeable future.

c. No deferred taxation has been provided in the accounts of the Company as the net effect of all timing differences is considered to be immaterial.

29. OTHER DEFERRED LIABILITIES

	Group	
	2002 *HK$ Million*	2001 *HK$ Million*
Club debentures (non-interest bearing) due after more than 5 years	220	220
Deferred revenue (Note 1 (m) (viii))	22	127
Others	50	75
	292	422

30. DEFINED BENEFIT PENSION SCHEMES

	2002 *HK$ Million*
Defined benefit pension scheme assets	14

The Group makes contributions to six defined benefit pension schemes that provide pension benefits for employees upon retirement.

a. The amount recognised in the consolidated balance sheet is as follows:–

	2002 *HK$ Million*
Present value of funded obligations	(664)
Fair value of plan assets	585
Net unrecognised actuarial losses	63
Unrecognised transitional liability	30
	14

b. Movements in the net (liability)/asset in the consolidated balance sheet are as follows:–

	2002 *HK$ Million*
At January 1	(22)
Contributions paid	36
Expense recognised in the profit and loss account	–
At December 31	14

c. Expense recognised in the consolidated profit and loss account is as follows:–

	2002 *HK$ Million*
Current service cost	33
Interest cost	41
Expected return on scheme assets	(43)
Net transitional asset recognised	(31)
	–
The (income)/expense is recognised in the following line items in the consolidated profit and loss account:–	
Direct costs and operating expenses	(2)
Administrative and corporate expenses	2
	–
Actual loss on scheme assets for the year 2002	38

30. DEFINED BENEFIT PENSION SCHEMES *(continued)*

d. The principal actuarial assumptions used as at December 31, 2002 (expressed as a range) are as follows:–

	2002
Discount rate at December 31	5.0% – 5.5%
Expected rate of return on plan assets	5.0% – 8.0%
Future salary increases – 2003	0% – 3.5%
– 2004-2005	2.0% – 3.5%
– thereafters	3.5% – 4.0%

31. EQUITY COMPENSATION BENEFITS

The Company has a share option scheme which was adopted on June 30, 1998, to replace a former scheme previously adopted on September 29, 1988, whereby the Directors of the Company are authorised, at their discretion, to invite employees, including directors, of the Company and/or any of its subsidiaries to take up options to subscribe for shares of the Company (the "Shares"). The exercise price of the options must be at least the higher of (i) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the date of grant; and (ii) the average closing price of the Shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant. Options under the share option scheme are exercisable during such period as determined by the Directors prior to the grant of the option provided that no option may be granted which is exercisable earlier than 1 year from the date of grant or later than 10 years after such date.

a. Movement in share options

	2002 *Number*	2001 *Number*
At January 1	3,273,000	3,753,000
Exercised	(722,000)	(480,000)
At December 31	2,551,000	3,273,000
Options vested at December 31	2,111,000	2,503,000

b. During the year ended December 31, 2002, no options were granted to subscribe for ordinary shares of the Company under the Company's Executive Share Incentive Scheme.

c. Terms of share options at the balance sheet date

Exercise period	Exercise price	2002 *Number*	2001 *Number*
13/4/1995 – 12/4/2002	HK$12.00	–	680,000
17/6/1996 – 16/6/2003	HK$19.00	1,781,000	1,823,000
1/8/2002 – 31/7/2003	HK$25.00	330,000	330,000
1/8/2005 – 31/7/2006	HK$25.00	440,000	440,000
		2,551,000	3,273,000

31. EQUITY COMPENSATION BENEFITS *(continued)*

d. Details of share options exercised

Exercise date	Exercise Price *HK$*	Market value per share at exercise date *HK$*	Proceeds received *HK$*	2002 No. of shares	2001 No. of shares
02-Feb-2001	19.00	21.45	190,000		10,000
19-Feb-2001	19.00	21.80	190,000		10,000
08-Mar-2001	19.00	23.40	190,000		10,000
08-Aug-2001	9.50	16.65	1,900,000		200,000
05-Dec-2001	12.00	17.55	1,800,000		150,000
12-Dec-2001	12.00	17.90	1,200,000		100,000
15-Jan-2002	12.00	17.10	720,000	**60,000**	
08-Mar-2002	12.00	18.25	240,000	**20,000**	
08-Apr-2002	12.00	17.10	3,600,000	**300,000**	
08-Apr-2002	12.00	17.10	600,000	**50,000**	
10-Apr-2002	12.00	17.10	600,000	**50,000**	
12-Apr-2002	12.00	17.15	2,400,000	**200,000**	
06-May-2002	19.00	21.00	570,000	**30,000**	
12-Jun-2002	19.00	18.80	228,000	**12,000**	
				722,000	480,000

32. MATERIAL RELATED PARTY TRANSACTIONS

Except for the transactions noted below, the Group and the Company have not been a party to any material related party transaction during the year ended December 31, 2002:-

a. As disclosed in Note 16, loans totalling HK$4,332 million (2001: HK$3,697 million) advanced by the Group to certain associates involved in the Sorrento and Bellagio property developments projects (as described in more detail in (b) and (c) below) are considered to be related party transactions and also constitute connected transactions as defined under the Listing Rules. Waivers were granted by the Stock Exchange in 1997 and 1994 from complying with the relevant connected transaction requirements (as set out in further detail under (b) and (c) hereunder). The net interest earned by the Group from these loans during the year is not material in the context of these accounts.

b. As disclosed in Note 33(b), the Company and a subsidiary, together with its controlling shareholder and two of its subsidiaries, have jointly and severally guaranteed the performance and observance of the terms by a subsidiary of the associate under an agreement to develop the Sorrento property development project.

   The same parties have also severally guaranteed loans granted to a subsidiary of the above associate to finance the property development project. The amount attributable to the Company and a subsidiary was HK$175 million (2001: HK$866 million).

   Such guarantees given by the Company constitute connected transactions as defined under the Listing Rules, but a waiver from complying with the relevant connected transaction requirements was granted by the Stock Exchange in 1997.

32. MATERIAL RELATED PARTY TRANSACTIONS *(continued)*

c. *As disclosed in Note 33(c), the Company together with its controlling shareholder and one of its subsidiaries,* have jointly and severally guaranteed loans granted to a subsidiary of an associate to finance the Bellagio property development project. The amount attributable to the Company was HK$263 million (2001: HK$1,267 million).

Such guarantees given by the Company constitute connected transactions as defined under the Listing Rules, but a waiver from complying with the relevant connected transaction requirements was granted by the Stock Exchange in 1994.

d. In respect of the year ended December 31, 2002, the Group earned rental income amounting to HK$146 million (2001: HK$134 million) from affiliated companies of its controlling shareholder.

33. CONTINGENT LIABILITIES

As at December 31, 2002:–

a. There were contingent liabilities in respect of guarantees given by the Company on behalf of subsidiaries relating to overdraft, short term loan and credit facilities, bonds and notes of up to HK$26,256 million (2001: HK$29,849 million).

b. The Company and a subsidiary together with its principal shareholder and two subsidiaries thereof, have jointly and severally guaranteed the performance and observance of the terms under an agreement for the Sorrento property development project by the subsidiary of an associate. Also, all the parties have severally guaranteed loans granted to a subsidiary of the associate to finance its property development project. The amount attributable to the Company and a subsidiary is HK$175 million (2001: HK$866 million).

c. The Company together with its controlling shareholder and one of its subsidiaries, have jointly and severally guaranteed loans granted to a subsidiary of the associate to finance its Bellagio property development project. The amount attributable to the Company was HK$263 million (2001: HK$1,267 million).

d. Forward exchange contracts amounting to HK$5,616 million (2001: HK$6,537 million) will mature in 2003.

34. COMMITMENTS

	Group	
	2002 *HK$ Million*	2001 *HK$ Million*
a. Capital commitments		
No provision has been made in the accounts		
for planned capital expenditure of	4,408	4,966
In respect of which contracts have been entered into for	1,763	1,858

b. The Company's subsidiary, Modern Terminals Limited ("MTL"), had entered into a Joint Development Agreement ("JDA") with Hong Kong International Terminals Limited ("HIT") and Asia Container Terminals Limited ("ACT") to jointly procure the construction of Container Terminal 9. The total cost of construction for the whole Container Terminal 9 is estimated by the Directors to be HK$4.8 billion with a target completion date in 2005. MTL, ACT and HIT have agreed to share the construction cost at an agreed ratio as stipulated in the JDA.

Furthermore, under a Berth Swap Agreement with ACT, upon the completion of the whole of Container Terminal 9, MTL will transfer to ACT all of its rights, title and interest in Container Terminal 8 West and ACT will transfer to MTL all of its rights, title and interest in Container Terminal 9.

35. POST BALANCE SHEET EVENTS

After the balance sheet date the directors proposed a final dividend. Further details are disclosed in Note 9.

36. COMPARATIVE FIGURES

Certain comparative figures have been adjusted as a result of changes in accounting policies for cash and cash equivalents in the consolidated cash flow statement and the consolidated statement of recognised gains and losses is replaced by the consolidated statement of changes in equity in order to comply with SSAP 15 (revised) and SSAP 1 (revised) respectively. As a result, certain advances from banks have been excluded from the definition of cash equivalents and cash flows from taxation, returns on investments and servicing of finance have been classified into operating and financing activities respectively.

In addition, the presentation of certain comparative figures in the segment reporting as disclosed in Note 2 to the accounts has been reclassified to conform to the current year's presentation which management consider gives a better indication of the results of the Group for the year.

37. APPROVAL OF ACCOUNTS

The accounts were approved and authorised for issue by the Directors on March 31, 2003.

Principal Subsidiaries and Associates

At December 31, 2002

Subsidiaries	Place of Incorporation/Operation	Issued share capital (all being ordinary shares and fully paid up except otherwise stated)	Percentage of equity attributable to the Group	Principal activities
# **Wharf Estates Limited**	Hong Kong	2 HK$1 shares	100	Holding company
Harbour City				
Harbour City Limited	British Virgin Islands	500 US$1 shares	100	Holding company
Harbour City Management Limited	Hong Kong	2 HK$10 shares	100	Property management
Wharf Properties Limited	Hong Kong	20,000 HK$10 shares	100	Property
Wharf Realty Limited	Hong Kong	2 HK$1 shares	100	Property
* Harbour Centre Development Limited	Hong Kong	315,000,000 HK$0.5 shares	67	Holding company
Times Square				
Times Square Limited	Hong Kong	2 HK$1 shares	100	Holding company
Times Square Estates Limited	Hong Kong	2 HK$1 shares	100	Property management
Zenuna Limited	Hong Kong	2 HK$10 shares	100	Property
Wharf Estates Development Limited (Formerly Wharf Development Limited)	Hong Kong	2 HK$1 shares	100	Holding company
Delta Realty Limited (Formerly Marbrad Company Limited)	Hong Kong	2 HK$1 shares	100	Property
Feckenham Limited	Hong Kong	2 HK$10 shares	100	Property
Framenti Company Limited	Hong Kong	2 HK$1 shares	100	Property
HKRT Peak Properties Limited	Hong Kong	3,000,000 HK$10 shares	100	Property
Hong Tai Yuen Limited	Hong Kong	500,000 HK$1 shares	100	Property
New Tech Centre Limited	Hong Kong	10,000 HK$1 shares	100	Property
Olinda Limited	Hong Kong	2 HK$10 shares	100	Property
Plaza Hollywood Management Limited	Hong Kong	2 HK$1 shares	100	Property management
Roville Company Limited	Hong Kong	2 HK$1 shares	100	Property
Solana Limited	Hong Kong	100 HK$10 shares	100	Property
Spring Wealth Investments Limited	British Virgin Islands	500 US$1 shares	100	Holding company
# **Wharf China Limited**	Cayman Islands	500,000,000 US$1 shares	100	Holding company
Wharf Estates China Limited	British Virgin Islands	500 US$1 shares	100	Holding company
Cheerwill Properties Limited	British Virgin Islands	500 US$1 shares	100	Holding company
Keithman Company Limited	Hong Kong	10,000 HK$1 shares	80	Holding company
Rumba Company Limited	Hong Kong	10,000 HK$1 shares	82	Holding company
Wharf Beijing Limited	Hong Kong	2 HK$1 shares	100	Holding company
Wharf Chongqing Limited	Hong Kong	2 HK$1 shares	100	Holding company
Wharf Dalian Limited	Hong Kong	2 HK$1 shares	100	Holding company
Shanghai Times Square Property Management (Shanghai) Company Limited	The People's Republic of China	US$500,000	100	Property management
Wharf Shanghai Limited	Hong Kong	10,000,000 HK$1 shares	100	Holding company
Wharf Wuhan Limited	Hong Kong	2 HK$1 shares	100	Holding company
Logistics				
Wharf Transport Investments Limited	Hong Kong	2 HK$1 shares	100	Holding company
The "Star" Ferry Company, Limited	Hong Kong	1,440,000 HK$5 shares	100	Public transport
Hong Kong Tramways, Limited	Hong Kong	21,937,500 HK$5 shares	100	Public transport
Metropark Limited	Hong Kong	2 HK$10 shares	100	Carpark management
Modern Terminals Limited	Hong Kong	76,891 HK$1,000 shares	55	Container terminal
Hotels				
Wharf Hotel Investments Limited	Cayman Islands	500,000,000 US$1 shares	100	Holding company
Marco Polo Hotels Management Limited	Hong Kong	2 HK$10 shares	100	Hotel management
The Hongkong Hotel Limited	Hong Kong	100,000 HK$1 shares	67	Hotel and property
The Marco Polo Hotel (Hong Kong) Limited	Hong Kong	1,000 HK$1 shares	100	Hotel operation
The Prince Hotel Limited	Hong Kong	2 HK$1 shares	100	Hotel operation

Subsidiaries	Place of Incorporation/Operation	Issued share capital (all being ordinary shares and fully paid up except otherwise stated)	Percentage of equity attributable to the Group	Principal activities
# **Wharf Communications Limited** (Formerly Wharf Communications Investments Limited)	Hong Kong	1,000,000 HK$10 shares	100	Holding company
COL Limited	Hong Kong	40,000 HK$500 shares	100	Computer services
Hong Kong Cable Enterprises Limited (Formerly Global Media In Force Limited)	Hong Kong	2 HK$1 shares	79	Advertising airtime, programming licensing and online shopping
Hong Kong Cable Television Limited	Hong Kong	1,000,000,000 HK$1 shares	79	Pay television services
* i-CABLE Communications Limited	Hong Kong	2,014,000,000 HK$1 shares	79	Holding company
i-CABLE Network Limited	Hong Kong	100 HK$1 shares 2 HK$1 non-voting deferred shares	79	Network operation services
i-CABLE Satellite Television Limited	Hong Kong	2 HK$1 shares	79	Non-domestic television services
i-CABLE WebServe Limited	Hong Kong	2 HK$1 shares	79	Internet and multimedia services
Wharf T&T Limited (Formerly Wharf New T&T Limited)	Hong Kong	100,000,000 HK$1 shares	100	Telecommunication
Rediffusion Satellite Services Limited	Hong Kong	1,000 HK$10 shares	79	Satellite television services
Investment and others				
Wharf Limited	Hong Kong	2 HK$10 shares	100	Management services
# Fast Lane Investments Limited	British Virgin Islands	500 US$1 shares	100	Finance
Fortune Growth Investments Limited	Hong Kong	2 HK$1 shares	100	Finance
Serenade Investments Limited	Hong Kong	2 HK$1 shares	100	Finance
Success Record Limited	Hong Kong	2 HK$1 shares	100	Finance
# Wharf Capital International Limited	Cayman Islands	1,000 US$1 shares	100	Finance
Wharf Finance (BVI) Limited	British Virgin Islands	500 US$1 shares	100	Finance
# Wharf International Finance Limited	Cayman Islands	500 US$1 shares	100	Finance
# Wharf Hong Kong Limited	Cayman Islands	500,000,000 US$1 shares	100	Holding company
Wharf International Investments Limited	Cayman Islands	500 US$1 shares	100	Investment

Associates	Place of Incorporation/Operation	Class of shares	Percentage of equity attributable to the Group	Principal activities
Property				
Diamond Hill Development Holdings Limited	British Virgin Islands	Ordinary	33	Holding company
Harriman Leasing Limited	Hong Kong	Ordinary	50	Leasing agent
Hopfield Holdings Limited	British Virgin Islands	Ordinary	33	Holding company
Salisburgh Company Limited	Hong Kong	Ordinary	33	Property
Kowloon Properties Company Limited	Hong Kong	Ordinary	33	Property

All the subsidiaries listed above were, as at December 31, 2002, indirect subsidiaries of the Company except where marked #.

The above list gives the principal subsidiaries and associates of the Group which, in the opinion of the Directors, principally affect the profit and assets of the Group.

Subsidiaries held directly

* Listed companies

Schedule of Principal Properties

As at December 31, 2002

ADDRESS	LOT NUMBER	YEAR OF COMPLETION	EXPECTED YEAR OF COMPLETION	LEASE EXPIRY
Wharf Estates Limited				
Harbour City				
Investment properties				
Ocean Terminal, Harbour City, Tsimshatsui	KPP 83	1966		2012
Ocean Centre, Harbour City, Tsimshatsui	KML 11 S.A.	1977		2880
New T & T Centre, Harbour City, Tsimshatsui	KML 11 S.B.	1981		2880
World Commerce Centre, Harbour City, Tsimshatsui	KML 11 S.B.	1981		2880
World Finance Centre, Harbour City, Tsimshatsui	KML 11 S.D.	1983		2880
Ocean Galleries, Harbour City, Tsimshatsui	KML 11 S.B. & D.	1981/83		2880
Gateway I, Harbour City, Tsimshatsui	KML 11 R.P.	1994		2880
Gateway II, Harbour City, Tsimshatsui	KML 11 S.B. & D.	1998/99		2880
The Marco Polo Hongkong Hotel, Harbour City, Tsimshatsui (Commercial Section)	KML 91 S.A. & KML 10 S.B.	1969		2863
Hotels and clubs				
The Marco Polo Hongkong Hotel, Harbour City, Tsimshatsui	KML 91 S.A. & KML 10 S.B.	1969		2863
The Marco Polo Gateway, Harbour City, Tsimshatsui	KML 11 S.B.	1981		2880
The Marco Polo Prince, Harbour City, Tsimshatsui	KML 11 S.D.	1981		2880
Pacific Club Kowloon, Harbour City, Tsimshatsui	KPP 6	1990		2006
Times Square				
Investment property				
Times Square, Sharp Street East, Causeway Bay	IL 731, IL 728, IL 727, IL 725 S.A. & R.P., IL 724 S.A., B & R.P., IL 722 & IL 718	1993		2850/60/80
Wharf Estates Development Limited				
Investment properties				
Plaza Hollywood, 3 Lung Poon Street, Diamond Hill	NKIL 6160	1997		2047
World Trade Square, Hoi Bun Road, Kwun Tong	KTIL 713	1991		2047
26-27/F, World-Wide House, Central	IL 8432	1979		2053
Various Units of Cable TV Tower, Hoi Shing Road, Tsuen Wan	TWTL 218	1992		2047
Various Units of Grandtech Centre, On Sum Street, Shatin	STTL 375	1996		2047
Various Units of Strawberry Hill, 8 Plunkett's Road, The Peak	RBL 512 & 1004	1974/77		2027/28
77 Peak Road, The Peak	RBL 836	1951		2029
Chelsea Court 63 Mount Kellett Road, The Peak	RBL 556 R.P.S.A. & S.B.	2001		2035
Mountain Court 11-13 Plantation Road, The Peak	RBL 522, 639, 661	2001		2027
1 Plantation Road, The Peak	RBL 534 S.E. & F.	2002		2028
Other property				
Delta House, 3 On Yiu Street, Shatin	STTL 422	1999		2047
Property under development				
3-5 Gough Hill Path, The Peak	RBL 1169		2004	2031/50
60 Victoria Road, Kennedy Town, Hong Kong	IL 8079		N/A	2064
Cable TV Tower South Chai Wan Kok Street, Tsuen Wan	TWIL 36		N/A	2047
Kowloon Godown, 1-3 Kai Hing Road, Kowloon Bay	NKIL 5805, 5806 & 5982 together with adjoining lots at Kowloon Bay		N/A	2047
Properties under development/completed properties undertaken by associates				
Sorrento, MTRC Kowloon Station Package Two	KIL11080			2047
Phase I		2002		
Phase II			2003	
Bellagio, Sham Tseng	Lot 266 in DD 390			2049
Phase I, II		2002		
Phase III, IV			2005	
Various Lots at Yau Tong Bay, Yau Tong, Kowloon	R.P. of YTML 22 & ext., YTML 28 & ext., YTML 29 & ext., and YTML 12, 32 and 33 together with adjoining lots at Yau Tong Bay		N/A	2047

SITE AREA (SQ.FT.)	APPROXIMATE GROSS FLOOR AREAS (SQ.FT.) OFFICE	RETAIL	RESIDENTIAL	INDUSTRIAL – OFFICE/ INDUSTRIAL	CLUB HOUSE	HOTEL (NO. OF ROOMS)	STAGE OF COMPLETION	ATTRIBUTABLE INTEREST
346,719	10,000	648,000						100%
126,488	677,000	224,000						100%
(a)	257,000							100%
(a)	257,000							100%
(a)	512,000							100%
(a)		386,000						100%
(a)	1,128,000	108,000						100%
(a)	1,570,000	400,000	670,000					100%
(b)	35,000	135,000						67%
58,814						665		67%
(a)						438		100%
(a)						396		100%
48,309					139,000			100%
112,441	1,033,000	936,000						100%
280,510		562,000						100%
48,438	330,000	65,000						100%
N/A	21,000							100%
N/A				523,000				100%
N/A				421,000				100%
N/A			37,000					100%
76,728			32,000					100%
29,640			43,000					100%
32,145			49,900					100%
97,670			97,000					100%
70,127				349,000				100%
49,321			24,000				Under design planning	100%
6,100			48,800				Planning stage	67%
66,005						1,395	Planning stage	100%
353,100			2,300,000				Planning stage	(c)
184,926								
			242,700				Completed	33%
			1,235,000	(394,021 s.f. pre-sold)			Superstructure in progress	33%
566,090								
			410,500				Completed	33¹/₃%
			1,571,000				Foundation completed	33¹/₃%
2,356,000		301,000	8,740,000				Planning stage	15.6%

ADDRESS	YEAR OF COMPLETION	EXPECTED YEAR OF COMPLETION	LEASE EXPIRY	SITE AREA (SQ.FT.)
Wharf Estates China Limited				
Investment properties				
Beijing Capital Times Square	1999		2044	141,007
88 West Changan Avenue, Beijing				
Shanghai Times Square	1999		2043	148,703
93-111 Huai Hai Zhong Road, Shanghai				
Properties under development				
Chongqing Times Square		2004	2050	95,799
Zou Rong Road/Min Zu Road, Yuzhong District, Chongqing				
Shanghai Wheelock Square		2007	2046	136,432
1717, Nan Jing Xi Road, Jingan District, Shanghai				
Parc Royal		2006	2044	118,220
176, Huai Hai Xi Road, Changning District, Shanghai				
Wellington Garden		2006	2045	80,482
Area 8 of 148, Huai Hai Xi Road, Xuhui District, Shanghai				

Including basement carpark area

Notes:

(a) Part of Harbour City, total site area is 428,719 sq.ft.

(b) Part of The Marco Polo Hongkong Hotel building.

(c) Attributable interest in Kowloon Godown redevelopment is under discussion with joint venture partners.

APPROXIMATE GROSS FLOOR AREAS (SQ.FT.)							
OFFICE	RETAIL	RESIDENTIAL	INDUSTRIAL – OFFICE/ INDUSTRIAL	CLUB HOUSE	HOTEL (NO. OF ROOMS)	STAGE OF COMPLETION	ATTRIBUTABLE INTEREST
625,000	670,000#						88%
331,000	685,000#	195,000					100%
16,200	717,000#	835,400	(404,000 s.f. pre-sold)	28,400		Superstructure in progress	100%
1,469,000#	21,000					Planning stage	98%
257,000	9,000	517,000#				Planning stage	70%
		561,000#				Planning stage	59%

Ten-Year Financial Summary

	1993 HK$Million	1994 HK$Million	1995 HK$Million	1996 HK$Million	Restated 1997 HK$Million
Summary of Profit and Loss Account					
Turnover (Note 1)	6,266	8,144	6,770	8,405	10,980
Group profit attributable to shareholders	2,726	3,101	3,605	2,239	1,882
Prior year adjustment (Note 2, 4 & 5)	–	–	–	–	(960)
Restated amount	2,726	3,101	3,605	2,239	922
Dividends	1,871	2,060	2,278	2,593	1,793
Summary of Balance Sheet					
Fixed assets (Note 5)	86,953	93,378	85,215	98,326	93,434
Goodwill	–	–	–	–	–
Long term deposits	–	–	–	–	–
Associates (Note 4)	5,390	7,048	4,181	2,769	4,463
Long term investments (Note 4)	1,565	1,698	2,328	4,324	7,824
Deferred debtors	301	483	97	104	238
Deferred items (Note 5)	1,120	1,731	2,128	2,391	2,432
Current assets	5,133	12,778	10,118	8,337	8,777
Current liabilities (Note 3)	(6,781)	(7,548)	(5,807)	(9,589)	(8,457)
	93,681	109,568	98,260	106,662	108,711
Representing:					
Share capital	2,164	2,168	2,169	2,300	2,295
Reserves (Note 2 to 5)	76,549	80,761	71,729	83,527	75,638
Shareholders' funds	78,713	82,929	73,898	85,827	77,933
Convertible subordinated bonds	3,111	3,054	3,054	–	–
Deferred liabilities (Note 2)	9,004	20,363	18,570	15,983	25,997
Minority interests (Note 2, 4 & 5)	2,779	3,082	2,556	4,382	4,264
Deferred taxation	74	140	182	470	517
	93,681	109,568	98,260	106,662	108,711

Note:

Pursuant to the adoption of the following new or revised Statement of Standard Accounting Practices ("SSAP") and Interpretation,

- SSAP 1 (revised) : Presentation of financial statements
- SSAP 9 (revised) : Events after the balance sheet date
- SSAP 11 (revised) : Foreign currency translation
- SSAP 15 (revised) : Cash flow statement
- SSAP 24 : Accounting for investments in securities
- SSAP 28 : Provisions, contingent liabilities and contingent assets
- SSAP 34 : Employee benefits
- Interpretation 9 : Accounting for pre-operating costs

	Restated 1998 *HK$Million*	Restated 1999 *HK$Million*	Restated 2000 *HK$Million*	2001 *HK$Million*	**2002** ***HK$Million***
Summary of Profit and Loss Account					
Turnover (Note 1)	10,840	10,521	12,023	11,725	**11,333**
Group profit attributable to shareholders	1,922	3,217	2,480	2,519	**2,303**
Prior year adjustment (Note 2, 4 & 5)	(51)	294	14	–	**–**
Restated amount	1,871	3,511	2,494	2,519	**2,303**
Dividends	1,790	1,881	1,908	1,908	**1,370**
Summary of Balance Sheet					
Fixed assets (Note 5)	71,651	73,362	77,237	74,445	**69,044**
Goodwill	–	–	–	419	**397**
Long term deposits	–	–	–	468	**156**
Associates (Note 4)	3,842	5,197	4,972	3,389	**3,367**
Long term investments (Note 4)	7,107	5,258	1,901	1,088	**1,178**
Deferred debtors	349	506	433	485	**459**
Deferred items (Note 5)	653	575	570	533	**468**
Current assets	8,529	12,536	7,390	7,637	**5,945**
Current liabilities (Note 3)	(13,469)	(10,345)	(12,893)	(12,181)	**(11,420)**
	78,662	87,089	79,610	76,283	**69,594**
Representing:					
Share capital	2,295	2,446	2,446	2,447	**2,447**
Reserves (Note 2 to 5)	49,624	51,966	55,504	52,198	**46,266**
Shareholders' funds	51,919	54,412	57,950	54,645	**48,713**
Convertible subordinated bonds	–	–	–	–	**–**
Deferred liabilities (Note 2)	22,322	26,802	17,156	17,441	**16,673**
Minority interests (Note 2, 4 & 5)	3,903	5,368	4,026	3,730	**3,729**
Deferred taxation	518	507	478	467	**479**
	78,662	87,089	79,610	76,283	**69,594**

Certain figures have been reclassified or restated as set out below:

1. Turnover figures for the years ended December 31, 1997 and onwards are presented in accordance with the requirements SSAP 1 (revised).
2. These figures have been restated pursuant to the adoption of SSAP 28 as explained in Note 11b to the accounts of 2001. Figures for 1999 and prior years have not been restated as it would involve delay and expenses out of proportion to the benefit to shareholders.
3. These figures have been restated pursuant to the adoption of SSAP 9 (revised) as explained in Note 11c to the accounts of 2001. Figures for 1999 and prior years have not been restated as it would involve delay and expenses out of proportion to the benefit to shareholders.
4. These figures have been restated pursuant to the adoption of SSAP 24 as explained in Note 10 to the 1999 accounts. Figures for 1996 and prior years have not been restated as it would involve delay and expenses out of proportion to the benefit to shareholders.
5. These figures have been restated pursuant to the adoption of Interpretation 9 "Accounting for pre-operating costs" as explained in Note 8 to 2000 accounts. Figures for 1997 and prior years have not been restated as it would involve delay and expenses out of proportion to the benefit to shareholders.

A Chinese version of this Annual Report is available from the Company upon request.
如有需要，可向本公司索取本年報之中文版本。


WHARF
Established 1886

www.wharfholdings.com